UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Remembrance Group, Inc.

(Exact name of issuer as specified in its charter)

Delaware	80-0976859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

365 5th Ave South, Suite 201, Naples, FL 34102

(Full mailing address of principal executive offices)

(239) 666-3440

(Issuer’s telephone number, including area code)

Series A Redeemable Preferred Stock

Title of each class of securities issued pursuant to Regulation A

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to Remembrance Group, Inc., a Delaware corporation.

Special Note Regarding Forward-Looking Statements

This annual report and the documents incorporated by reference herein contain, in addition to historical information, certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation: statements concerning predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; trends affecting our financial condition, results of operations or future prospects; statements regarding our financing plans or growth strategies; statements concerning litigation or other matters; and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes” and “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Potential investors should not make an investment decision based solely on our company’s projections, estimates or expectations.

The specific discussions herein about our company include future expectations about our company’s business. The expectations are presented in this annual report only as a guide about future possibilities and do not represent actual amounts or assured events. All estimates are based exclusively on our company management’s own assessment of its business, the industry in which it works and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from our expectations.

i

Item 1. BUSINESS

Our Corporate History and Background

We acquire and operate funeral homes and related businesses, primarily in Level C and Level D metropolitan area markets in the United States. We serve as the management company for our three wholly owned and six affiliated, independent operating businesses, all of which we refer to as the operating businesses. We refer to the six affiliated, independent operating businesses, which are independent legal entities, as the independent operating companies. Based in Naples, Florida, we operate ten businesses, including the management company, with 18 locations on a consolidated basis and we plan to operate in 23 states located throughout the Midwest, Mid-South, Appalachian, Mid-Atlantic and Mid-Eastern regions of the United States. These target markets represent our current base of businesses and other markets where we plan to operate in the future. These are the same markets in which our senior management team has operated death care and complementary businesses throughout their careers.

We serve as the management company for the operating businesses of the Remembrance Group, a brand name used to describe our consolidated operating businesses. We provide consulting and management services, such as accounting and bookkeeping services, developing operational plans, workforce management and recruitment to Remembrance Group’s funeral homes and other non-competing clients. We employ Remembrance Group’s executive officers and have contractual management administrative services agreements, which we refer to as MSAs, with each of Remembrance Group’s six independent operating companies. The MSAs in effect enable the independent operating companies to operate with us on a consolidated basis.

Our Corporate Structure and History

We are a Delaware corporation that was incorporated on January 31, 2020, but we were formed originally as a Delaware limited liability company on December 11, 2012 under the name PF Management Services, LLC. We converted from a limited liability company to a corporation in Delaware on February 1, 2020.

We own 100% of the following three wholly owned subsidiaries:

●	Premier Funeral Management Group V LLC, a Delaware limited liability company, or PFMG V, which was formed to acquire and operate the Premier Sharp Funeral Home in Tennessee;

●	RG IL I LLC, an Illinois limited liability company, or RG IL I, which was formed to acquire and operate the Mitchell Hughes Johnson funeral homes in Illinois; and

●	RG IL II LLC, an Illinois limited liability company, or RG IL II, which was formed to acquire and operate the Blue funeral homes in Illinois.

Each of the six independent operating companies within Remembrance Group is a Delaware limited liability company which was formed to acquire and operate one or more specific funeral businesses.

We have option agreements in place to acquire, at our option, 100% of the ownership interests in four of the six independent operating companies, and 99% and 99.5%, respectively, in the remaining two independent operating companies.

The six independent operating companies along with their wholly owned funeral businesses are listed below:

●	Premier Funeral Management Group, LLC, or PFMG, which owns and operates the Cawood Funeral Home in Kentucky.

●	Premier Funeral Management Group II, LLC, or PFMG II, which owns and operates the Markwell & Son Funeral Home and the Greenwell Funeral Home in Illinois.

●	Premier Funeral Management Group, IV, or PFMG IV, which owns and operates the operates the Whinery Funeral Service, the Rose Chapel Funeral Service and Whinery Huddleston Funeral Service, in Oklahoma.

●	Premier Funeral Management Group, VI, or PFMG VI, which owns and operates the Masciarelli Family Funeral Homes in Massachusetts.

●	Premier Funeral Management Group, VII LLC, or PFMG VII, which owns and operates the Adams Funeral Chapel in Illinois.

●	Premier Funeral Management Services, III LLC, or PFMS III, which owns and operates the McFarland Funeral Chapel and Polk Memorial Gardens Cemetery in North Carolina.

Remembrance Group anticipates consolidating these independent operating companies into a unified ownership structure in the future and expects to use a substantial portion of the net proceeds of the Offering to exercise its acquisition rights under one or more of the option agreements.

The following chart reflects our organizational structure as of the date of this offering circular.

Our Option Agreements

We have option agreements in place to acquire, at our option, ownership interests in each of the six independent operating companies. Currently, we own minority interests in two of the operating companies, majority interests in three of the operating companies, and no ownership interests in one of the operating companies. Pursuant to the option agreements, each member, except for two members that own a 1% interest in one of the operating companies and a 0.5% interest in another operating company, have assigned their rights, title, and interest in and to any dividends or distributions from the respective operating companies to us. The material terms of these option agreements are described below:

●	On September 24, 2015, we entered into an amended and restated option agreement with Premier Funeral Management Group, LLC, or PFMG, which owns and operates the Cawood Funeral Home in Kentucky, and certain of its members and option and warrant holder pursuant to which these members, and the option and warrant holder, granted us an exclusive right and option to acquire ninety-nine percent (99%) of the outstanding membership interests in PFMG. We may exercise this option upon or at any time after (a) the earlier of (i) the repayment in full of all principal and accrued interest under PFMG’s outstanding small business administration loans or (ii) consent of the lenders for the transfer of the PFMG membership interests to us, and (ii) any federal or state regulatory body or other governmental authority approvals having been obtained. If we exercise this option, we must pay to each of the members of PFMG their unpaid tax liability amount, which we expect to be $0, distributable to such members under the PFMG operating agreement for the calendar year in which we exercise the option.

●	On September 24, 2015, we entered into an amended and restated option agreement with Premier Funeral Management Group II, LLC, or PFMG II, which owns and operates the Markwell & Son Funeral Home and the Greenwell Funeral Home in Illinois, and its members and option and warrant holder pursuant to which these members, and the option and warrant holder, granted us an exclusive right and option to acquire one hundred percent (100%) of the outstanding membership interests in PFMG II. We may exercise this option upon or at any time after (a) the earlier of (i) the repayment in full of all principal and accrued interest under PFMG II’s outstanding small business administration loans or (ii) consent of the lenders for the transfer of the PFMG II membership interests to us, and (ii) any federal or state regulatory body or other governmental authority approvals having been obtained. If we exercise this option, it must pay to each of the members of PFMG II their unpaid tax liability amount, which we expect to be $0, distributable to such members under the PFMG II operating agreement for the calendar year in which we exercise the option.

●	On September 24, 2015, we entered into an amended and restated option agreement with Premier Funeral Management Group IV, LLC, or PFMG IV, which owns and operates the Whinery Funeral Service, the Rose Chapel Funeral Service and Whinery Huddleston Funeral Service, in Oklahoma, and its members and option and warrant holder pursuant to which these members, and the option and warrant holder, granted us an exclusive right and option to acquire one hundred percent (100%) of the outstanding membership interests in PFMG IV. We may exercise this option upon or at any time after (a) the earlier of (i) the repayment in full of all principal and accrued interest under PFMG IV’s outstanding small business administration loans or (ii) consent of the lenders for the transfer of the PFMG IV membership interests to us, and (ii) any federal or state regulatory body or other governmental authority approvals having been obtained. If we exercise this option, it must pay to each of the members of PFMG IV their unpaid tax liability amount, which we expect to be $0, distributable to such members under the PFMG IV operating agreement for the calendar year in which we exercise the option.

●	On September 23, 2016, we entered into an option agreement with Premier Funeral Management Group VI, LLC, or PFMG VI, which owns and operates the Masciarelli Family Funeral Homes in Massachusetts, and its members pursuant to which these members granted us an exclusive right and option to acquire one hundred percent (100%) of the outstanding membership interests in PFMG VI. We may exercise this option upon or at any time after (a) the earlier of (i) the repayment in full of all obligations under PFMG VI’s outstanding debt and lease financing facilities provided by PFGM Holdings, L.L.C., a PFMG affiliate, or (ii) consent of the lender for the transfer of the PFMG VI membership interests to us, and (ii) any federal or state regulatory body or other governmental authority approvals having been obtained. If we exercise this option, we must pay to each of the members of PFMG VI their unpaid tax liability amount, which we expect to be $0, distributable to such members under the PFMG VI operating agreement for the calendar year in which we exercise the option.

●	On September 23, 2016, we entered into an option agreement with Premier Funeral Management Group VII, LLC, or PFMG VII, which owns and operates the Adams Funeral Chapel in Illinois, and its members pursuant to which these members granted us an exclusive right and option to acquire one hundred percent (100%) of the outstanding membership interests in PFMG VII. We may exercise this option upon or at any time after (a) the earlier of (i) the repayment in full of all obligations under PFMG VII’s outstanding debt and lease financing facilities provided by PFGM Holdings, L.L.C., a PFMG affiliate, or (ii) consent of the lender for the transfer of the PFMG VII membership interests to us, and (ii) any federal or state regulatory body or other governmental authority approvals having been obtained. If we exercise this option, we must pay to each of the members of PFMG VII their unpaid tax liability amount, which we expect to be $0, distributable to such members under the PFMG VII operating agreement for the calendar year in which we exercise the option.

●	On September 24, 2015, we entered into an option agreement with Premier Funeral Management Services, III LLC, or PFMS III, which owns and operates the McFarland Funeral Chapel and Polk Memorial Gardens Cemetery in North Carolina, and its members and option and warrant holder pursuant to which these members, and the option and warrant holder, granted us an exclusive right and option to acquire Ninety-nine and one-half percent (99.5%) of the outstanding membership interests in PFMS III. We may exercise this option upon or at any time after (a) the earlier of (i) the repayment in full of all principal and accrued interest under PFMG IV’s outstanding small business administration loans, or (ii) consent of the lender for the transfer of the PFMS III membership interests to us, and (ii) any federal or state regulatory body or other governmental authority approvals having been obtained. If we exercise this option, we must pay to each of the members of PFMS III their unpaid tax liability amount, which we expect to be $0, distributable to such members under the PFMS III operating agreement for the calendar year in which we exercise the option.

With respect to each of the above-described agreements, we expect that we will not have to make any payments to any of an entity’s members as we believe there will be no unpaid tax liabilities in the year in which we might exercise an option.

The foregoing descriptions of the option agreements are only summaries, do not purport to be complete and are qualified in their entirety by reference to the full text of the option agreements, copies of which are attached hereto as exhibits 6.1 through 6.7.

Our Strategy

We believe our corporate and operating strategy positions us for success in the current and evolving death care industry environment. The core elements of our strategy include:

●	Target acquisitions in certain Level C and Level D metropolitan area markets that offer specific profiles.

●	Execute a highly disciplined and efficient acquisition program.

●	Implement an integration and operations plan after closing an acquisition.

●	Focus on continuous top line growth and profitability and unmet customer demands.

●	Build a talent and performance-based company.

●	Provide value-added services to our acquired firms and independent businesses.

Target Acquisitions in Certain Level C and Level D Metropolitan Area Markets that Offer Specific Profiles. We generally target Level C and Level D metropolitan area markets, primarily in the Midwest, Mid-South, Appalachian, Mid-Atlantic and Mid-Eastern, where our team has operated funeral businesses during its members’ careers. We believe that Level C and Level D metropolitan area markets, which are less suburban and more rural than major metropolitan markets, provide better business opportunities because of, among other things, lower operating costs, including a lower cost of living for our employee base. If we find profitable acquisition opportunities in surrounding markets, we will pursue those acquisitions selectively. We typically pursue businesses that are independently owned, operate one to three locations, and generate approximately $1 - $3 million in gross revenue per location at a multiple of trailing adjusted EBITDA basis. We also seek businesses that hold the leading or number two market share in the local area, which we believe is important for future growth, and have existing management and/or staff members we have evaluated and wish to retain after close.

We believe that our target markets offer numerous benefits. First, we have chosen the target markets based on the likelihood that we can realize rapid improvements at our acquired businesses in partnership with the previous owner and retained staff. Funeral homes in the “trade areas” we have selected are mostly small, independently owned and operated, and have conducted business in the same manner for decades. Funeral homes that meet our criteria in these markets also generally have bloated overhead expenses and inefficient purchasing. Most have extremely dated technology and reporting systems. The funeral homes in these areas generally do not focus on proactive marketing, branding, client development and packaged services for families. We target markets wherein we believe we can grow revenue and market share due to such competitive dynamics. Our “base case” goal is to increase EBITDA margins by 10% within several months after close and generate consistent year over year organic growth. We evaluate and confirm these market attributes during our due diligence process. Additionally, we have found that these markets offer a large and growing base of owners interested in selling their properties, and we can buy them on favorable terms. Currently, there are few active “consolidators” competing for these businesses in our target markets, creating a relatively large pool of available properties at multiples of EBITDA on favorable terms to our company.

Execute a Highly Disciplined and Efficient Acquisition Program. We believe we have developed an efficient and disciplined corporate development program that will allow us to grow continuously but profitably. First, we aim to never “overpay” for a business. We seek to pay a multiple of adjusted EBITDA for the last twelve months for each acquisition (with exceptions, typically for larger, established businesses) and on terms that are favorable to our company. We propose that sellers carry between 15% and 25% of the consideration in seller financing arrangements, typically in the form of a non-compete agreement and an employment or consulting agreement, with a term between 5 and 10 years. Through our experience evaluating, buying and restructuring funeral homes, we can complete initial financial and business due diligence within two to three weeks which allows our company to manage our corporate development efforts efficiently and quickly. Additionally, we leverage the networks and contacts of our local businesses and strategic partners to source potential acquisitions for our company, providing us the benefits of personal “insight” into such prospects and the ability to develop regional, cost-effective, clusters of funeral homes.

Implement an Integration and Operations Plan After Closing an Acquisition. We focus on expanding EBITDA margins through leveraging our volume purchasing agreements for products like caskets and vaults, eliminating or reducing excess expenditures, and right-sizing staffing levels, including contracted or outsourced services. We estimate we can immediately reduce an acquired business’ COGS through our vendor relationships and pricing with our suppliers, resulting in a gross profit and EBITDA margin expansion of approximately 2.0 - 3.0%. We also implement back-office systems and controls, such as accounting and payroll functions, at our acquired businesses, to both improve system functionality and reduce costs associated with facility operations. Recent technological advances, particularly in the area of “cloud based” business services, have enabled us to integrate the systems of an acquired business into our accounting, financial and back- office software programs on a shorter timeframe than was possible even several years ago, providing us with around the clock visibility into the operating and financial performance of each company we acquire. Our goal is to implement these changes in collaboration with the local employees to minimize any disruptions associated with the sale of the business.

Focus on Continuous Top Line Growth and Profitability and Unmet Customer Demands. We have carefully chosen our initial target markets based on the likelihood that we can realize rapid improvements at our acquired homes in partnership with the previous owner and retained staff. We also assess each potential market we enter on an individual basis. Funeral homes in the “trade areas” we have selected are mostly small, independently owned and operated, and often have conducted business in the same manner for decades. In our experience, the homes in these areas generally do not focus on proactive marketing, client development and packaged services for families. We embrace evolving consumer preferences of funeral businesses, such as a focus on personalized services and the continual increase in cremation rates versus burials. We believe these consumer preferences are generally unmet by the industry, an aspect of the funeral industry that has been demonstrated by numerous third-party market studies

In terms of marketing, “modern” practices, like customer relationship management, or CRM, and referral generation initiatives, often don’t exist in a particular trade area. We, however, focus on developing and implementing a customized growth program for each business we acquire. Our general approach involves providing outstanding client service levels and innovative product and service offerings. Our company employs various marketing approaches in each market, including brand differentiation, ongoing client and prospect relationship management, public and community relations, on and off-site events, and various other initiatives proven to drive market share and revenue, as well as client satisfaction.

Build a Talent and Performance Based Company. We believe that a top-tier team - from executive level members to junior employees at our local funeral homes - is a critical element of our strategy to build an industry- leading death care business. We seek to recruit, hire and retain top-performing employees through a systematic process and core focus of our company. Prospective employees are professionally evaluated to assess their skills, interests and potential to succeed in their position. We aim to create individual performance and growth programs for all employees and continually measure and provide feedback associated with established goals and actual performance. We also implement compensation programs that are connected to individual and group performance.

Competitive Strengths

We believe that our focus on secondary markets in certain Midwest, Mid-South, Appalachian, Mid-Atlantic and Mid-Eastern states provides our company with several strategic advantages. We believe that these markets offer a large and growing base of owners interested in selling their properties, and we believe we can buy those properties for near-historically low prices and on favorable terms. Twenty of our twenty-three initially targeted states rank in the top twenty-four states for potential funeral services market size. The sector’s competitive dynamics in these geographic areas offer significant opportunities to improve an acquired location’s financial performance and local market share. These areas also are somewhat insulated from the downward per-service revenue pressure created by the growing trend of cremations due to their rural locations, which has historically seen greater focus on traditional values and burial practices.

In addition, we believe the following competitive strengths position us well to implement our acquisition and market growth strategy. These include:

●	Focus on Calls – We define calls for our funeral homes as the number of adult “deceased” whose families we serve. Continued management efforts to relate all location activities and expenses to a positive impact on Call growth.

●	Experienced, proven management team.

●	Operational expertise and focus.

●	Disciplined, value-oriented approach towards acquisitions.

●	Innovative approach to funeral home operations and strategy.

●	Strategic partnerships and relationships.

Focus on Calls. Senior management’s relentless focus on calls permeates all aspects of our funeral homes’ daily operations. We believe that everything our firm’s employees do in some way ties back to the decision made by a potential client to choose a funeral home for their future needs and we want that funeral home to be one of ours. We constantly educate our employees in this belief.

Experienced, Proven Management Team. Our team includes executives who have spent their careers in the funeral home industry and offer a proven track record of purchasing, integrating and restructuring funeral home properties. The team also includes successful executives from the retail, marketing and financial sectors, from which they bring “best practices” generally not employed by the owners of the acquired funeral businesses. Additionally, this team has demonstrated an ability to drive top line growth every year, improved client services and expanded EBITDA margins. Members of our executive team also have also accomplished successful exits for their investors in the past.

Operational Expertise and Focus. We believe our management team, network and executives who will join our company after the close of each acquisition possess the expertise and experience in all critical areas required to execute our strategy. Our team includes executives who have spent their lifelong careers in the death care industry and offer a proven track record of purchasing, integrating and operating successful businesses.

Strategic Partnerships and Relationships. Though the Remembrance Group is an early-stage firm in the traditional sense, our team possesses decades of experience. We are acquiring mature, existing businesses that believe in us and are leaders in their markets. We also have relationships with Tier 1 suppliers and service providers in the industry and have negotiated discounted rates that we believe are typically provided to the largest corporate death care company owners and operators. Additionally, we have sought out professional advisors which/who are generally considered leading experts in the death care industry; these include financial and accounting advisory; legal and regulatory services; and transaction and acquisition advisory.

Our Management Services and Fees

Through MSAs we provide various management services to the operating businesses in exchange for a management fee as described below.

Services Provided

In accordance with the terms of the MSAs, we act as a management company and have the following rights and responsibilities with respect to the operating businesses:

●	We manage each specific operating business;

●	We can employ, discharge, terminate, determine compensation for and other arrangements with and supervise all present or future officers, employees, agents, independent contractors, consultants and representatives of the specific operating business; and

●	We can negotiate, execute on behalf of the operating business, or otherwise enter into, adjust, compromise or deal with, contracts, agreements and documents relating to the business.

Management services provided to the operating businesses by us include, but are not limited to, the following:

●	Maintain or cause the operating business to maintain accurate financial accounts and records evidencing all transactions in respect of the operations of the business and provide financial, accounting and operational systems, including various technology platforms, related to such systems, as well as the management of the business’ cash inflows and outflows (cash management);

●	Create or cause the business to create a business strategy and operational plan for the business, and establish associated performance metrics, goals and budgets;

●	Evaluate, negotiate and execute, or cause the business to evaluate, negotiate and execute, agreements with various vendors, service providers, and others to provide products and services to the business and, if applicable, pay or cause the business to be responsible for providing payments for such products and services;

●	Assist with the recruiting, evaluation, on-boarding, training, retention, and management of employees, independent contractors, consultants and other representatives of the business as well as developing performance-based incentive plans for the business;

●	Conduct and cause the business to conduct all activities of the business in accordance with all known federal, state and local laws, rules, regulations, and ordinances applicable to the operations of the business;

●	Cause the business to timely pay all of its obligations to third parties;

●	Provide ongoing assessments of business activity, including the measurement of financial and operational performance, market share and growth results, client satisfaction, benchmarking against industry “best practices” and peers, and the like, all compared to established goals, milestones and targets established by the business and by us;

●	Cause our employees and agents to keep confidential all knowledge and information of a non-public nature regarding the business which they now know or hereafter come to know;

●	Make such reports regarding the business as the board of managers of the business may reasonably require from time to time and develop an annual budget for the business in accordance with the firm’s operating agreement; and

●	Provide such other services as are reasonably necessary for the business to ensure the efficient delivery of funeral and related services and agreed to in writing by the parties.

Reimbursements and Management Fee(s).

In exchange for providing the services listed above, each operating company pays us compensation on an ongoing basis, including a management fee as described below.

Reimbursements. The operating businesses reimburse us for any expenses, payments, fees, and other costs incurred by us on behalf of the businesses. These expenses include, for example, payments associated with casket product purchases and employee benefits programs.

Minimum Balance Amount. Pursuant to the terms of the MSAs, we and the operating businesses establish a minimum level of liquid capital to operate the specific operating business (a Minimum Balance Amount). If the level of liquid capital falls below the Minimum Balance Amount, pursuant to the terms of the MSAs we are required to fund any shortfalls.

Management Fee. Each of the operating businesses pays us a management fee according to the following calculations:

●	Base Management Fee. The base management fee equals fifteen percent (15%) of the net cash increase at the operating business on a month-to-month basis and the base management fee can equal up to one hundred percent (100%) of the increase in the business’ combined cash balances.

●	Additional Management Fee. In addition to the base management fee, we may increase the total management fee during the period in an amount equal to the fair market value of management services provided during the period.

●	Management Services and Fees To-Date. Our company has not completely implemented the specific formulas above and instead has generally taken a flexible approach to the minimum cash balances and management fee amounts based on the ongoing financial results of the operating businesses. Establishing a specific management fee amount that would be paid by the operating businesses each month has been discussed as an enhancement to accounting and tax preparation practices.

●	We do not have MSAs in place with our three wholly owned subsidiaries, PFMG V, RG IL I, and RG IL II, which we operate through our management team. We do, however, provide these subsidiaries with the same services that we provide to our independent operating companies. We do charge management fees for these services, similar to the fees we charge to our independent operating companies under our MSAs with them, as described immediately above.

Pipeline of Late Stage and Potential Acquisitions

A core component of our strategy is to consistently have a robust pipeline of targets we are sourcing, evaluating, pursuing, and moving to acquire.

We seek to accomplish this through managing and building our extensive network of industry brokers, advisors, operators and executives, as well as encouraging the managers at our acquired businesses to source potential transactions for our company. We believe this approach yields valuable insights into the overall quality of a target funeral home business and its staff, plus it allows our company to build regional “clusters” surrounding our existing businesses. However, consummating the proposed acquisitions cannot be guaranteed and is subject to final negotiations which are yet to be determined.

Our Market Opportunity

The Funeral Industry. We believe current market dynamics and trends are ideal to implement our company’s business and growth strategy. In 2021, United States sales related to funeral services was estimated at $16.0 billion. As of 2020, there were approximately 18,874 funeral home locations in the United States according to National Directory of Morticians Redbook. The “death care” industry is highly fragmented. There are four publicly traded companies that operate funeral homes and cemeteries in the United States that control an estimated 10.8% of funeral homes in the United States and the remaining 89.2% are privately owned by families or individuals; 97% of these businesses employ fewer than 20 employees and 89% employ less than 10 employees. The publicly traded companies include Service Corporation International, the largest provider of death care products and services in the US, StoneMor Partners, L.P., which primarily focuses on cemetery operations, Carriage Services, Inc. and Park Lawn Corporation.

Large and Growing Market. The industry is growing steadily, driven by current demographic (baby boomer-death rate) trends. According to ACL.Gov and the Census Bureau, the United States population over 65 years of age was 54.1 million in 2019 and is expected to rise to 80.8 million by 2040, a 49% increase and compound annual growth rate of about 2%. An increase in the number of older Americans inevitably leads to an increasing number of deaths, while controlling for improvements in end-of-life stage healthcare, as well as increases in obesity and associated diseases that reduce life expectancy. The number of deaths per year in the United States was 3.4 million in 2020 according to the Center for Disease Control and Prevention, up from 2.6 million in 2014, an increase of approximately 4% per year.

We have carefully chosen our initial target markets based on the likelihood that we can realize rapid improvements at our acquired Funeral Homes in partnership with the previous owner and retained staff. Funeral Homes in the “trade areas” we have selected are mostly small, independently owned and operated, and have conducted business in the same manner for decades. The Funeral Homes in these areas generally do not focus on proactive marketing, client development and packaged services for families. More “modern” marketing practices, like customer relationship management and referral generation programs, often do not exist in a trade area. We confirm this market attribute during our due diligence process. Funeral homes that meet our criteria in these markets also have bloated overhead expenses and inefficient purchasing. After close of an acquisition, we will expand our earnings before interest, tax, depreciation and amortization (EBITDA) margins through general and administrative expense reductions and implement product purchasing initiatives. By providing back-office services, such as accounting and payroll functions, to our acquired businesses, we will both improve system functionality and reduce costs associated with facility operations.

Large and Growing Number of Acquisition Opportunities and Limited Competition to Acquire Them. The owners of independent funeral homes mirror the overall aging population trends in the US. As in many sectors with family-owned businesses, Baby Boomers are getting older and are looking to retire. Often, their children do not wish to take over the family business and instead pursue other opportunities. The main industry association, in fact, predicts an increasing shortage of funeral directors in the near future We believe that this macro trend is creating an increasing number of funeral homeowners who wish to sell. In Level C and Level D metropolitan area markets, on which we focus, there are few buyers for individual funeral homes and associated properties due to the larger size requirements of the publicly traded players and large regional consolidators. This creates a large pool of available properties at nearly historically low-price multiples and on favorable terms to our company. With more than 59% of the funeral homes in the US being independently owned and operated and falling within the $1 to $3 million in revenue range, we feel this represents a unique acquisition opportunity for our specific operating model. To date, these businesses have been mostly ignored by consolidators in our industry. There are a limited number of interested buyers for these independent properties in Level C and Level D metropolitan area markets, providing us with acquisition opportunities on favorable terms.

Strong Financial Profile of Funeral Business. We believe that the financial profile of operating a single funeral home – or many of them – makes these businesses a highly attractive asset class for lenders, private equity and a disciplined platform-build strategy. In the last four decades, our core team has demonstrated – in multiple death care companies, US regions, and varied funeral home profiles – that we can quickly expand EBITDA margins, grow revenues and capture additional market share. Minimal capital expenditures, or Capex, are required. Often, the appraised value of the real estate portion of the business is greater than 75% of the total consideration paid for the business. The industry is generally stable, but current population trends suggest continued robust growth. Due to the market conditions already discussed, we are able to buy at low multiples and we estimate sellers will partially finance a transaction between 15% and 25% of the total price. Acquired properties with our target profile are typically cash flow positive upon closing and begin generating cash flow within two months, according to our experience and estimates.

Competition

We face competition in all our markets. Most of our competitors are and will be independent operations. Our ability to compete successfully depends on our management’s forward vision, timely responses to changes in the business environment, our operating business’ ability to maintain a good reputation and high professional standards as well as offer products and services at competitive prices. We anticipate that additional consolidators will enter the industry and likely pursue acquisitions in our market areas, potentially increasing the average consideration required to successfully purchase a Funeral Home business. If we face price competition in our markets, or if local competitors successfully exploit the fact that our acquired businesses are now owned by a perceived “corporate consolidator,” we will be challenged to successfully execute our business plan in a given market. Independent operators of funeral businesses have historically shown immediate defensive marketing efforts when one of their competitors has sold to a consolidator. They begin to label such businesses as “corporate owned” and market their own companies as “locally owned.”

Regulation

Federal, State and/or Local Regulatory Compliance

Our operations are subject to regulation, supervision, and licensing under numerous federal, state, and local laws, ordinances, and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services, and various other aspects of our business.

For example, the funeral home industry is regulated by the Federal Trade Commission, or FTC, which requires funeral homes to take actions designed to protect consumers.

Our facilities are also subject to stringent health, safety and environmental regulations. For example, the Federal Clean Air Act and analogous state laws, which restrict the emission of pollutants from many sources, including crematories, may require us to apply for and obtain air emissions permits, install costly emissions control equipment, and conduct monitoring and reporting tasks. Also, in the course of our operations, we store and use chemicals and other regulated substances as well as generate wastes that may subject us to strict liability under the federal Resource Conservation and Recovery Act and comparable state laws, which govern the treatment, storage, and disposal of nonhazardous and hazardous wastes, and the federal Comprehensive Environmental Response, Compensation and Liability Act, a remedial statute that imposes cleanup obligations on current and past owners or operators of facilities where hazardous substance releases occurred and anyone who transported or disposed or arranged for the transportation or disposal of hazardous substances released into the environment from such sites.

Additionally, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended (“OSHA”), and comparable state statutes whose purpose is to protect the health and safety of workers. The OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations and similar state statutes and regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens.

Violations of applicable laws could result in fines or sanctions against us, including the loss of licenses necessary to operate the businesses lawfully. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Businesses in general are subject to the impact of recent major legislation, including the Care Act and the Dodd-Frank Act. Many provisions of these complex laws could impact our business, and many of the provisions require implementation through regulations that have not yet been promulgated.

Employees

As of March 31, 2022, we had 40 full-time employees and 61 part-time employees.

Corporate Information

Our principal executive offices are located at 365 5th Ave South, Suite 201, Naples, FL 34102 and our telephone number is (239) 666-3440. We maintain a website at www.Remembrancegroup.com. Information available on our website is not incorporated by reference in and is not deemed a part of this annual report.

Our Properties

Our company leases its principal office space at 365 5th Ave South, Suite 201, Naples, FL 34102.

Operating Company Owned Properties

The following properties are owned by the respective operating companies listed in the first column.

Remembrance Group Operating Company	D/B/A	Type	Location
Premier Funeral Management Group, LLC	Cawood Funeral Home	Funeral Home	112 S 21st St Middlesboro, KY 40965
Premier Funeral Management Group II, LLC	Markwell Funeral Home	Funeral Home	200 N Central Ave Casey, IL 62420
Premier Funeral Management Group II, LLC	Greenwell Funeral Home	Funeral Home	30 N Washington St, Martinsville, IL 62442
Premier Funeral Management Group IV, LLC	Whinery Funeral Service	Funeral Home	403 W. Country Club Elk City, OK 73644
Premier Funeral Management Group IV, LLC	Rose Chapel Funeral Service	Funeral Home	906 N. 4th St. Sayre, OK 73662
Premier Funeral Management Group IV, LLC	Rose Chapel Funeral Service	Funeral Home	602 McKinney Cheyenne, OK 73628
Premier Funeral Management Group IV, LLC	Whinery-Huddleston Funeral Service	Funeral Home	6210 NW Cache Rd Lawton, OK 73505
Premier Funeral Management Group VII, LLC	Adams Funeral Chapel	Funeral Home	2330 Shawnee Dr. Charleston, IL 61920
RG IL I, LLC	Blue Funeral Home in Marion	Funeral Home	1704 N. Court Street Marion, IL 62959
RG IL I, LLC	Blue Funeral Home in Goreville	Funeral Home	812 S. Broadway Goreville, IL 62939
RG IL II, LLC	Mitchell-Hughes Funeral Home	Funeral Home	800 North Market Street Marion, IL 62959
RG IL II, LLC	Johnson-Hughes Funeral Home	Funeral Home	201 South 13th Street Herrin, IL 62948

The properties listed above are all financed through mortgages with traditional bank and lending institutions.

The Premier Funeral Management Group, LLC property is financed through a mortgage note with an outstanding principal amount of $894,016 as of December 31, 2021. This mortgage is secured by substantially all of the assets of this operating company and its affiliates. Interest accrues on this mortgage at the annual rate of prime plus 2% and is paid monthly. This note matures in May 2038.

The Premier Funeral Management Group II, LLC properties are financed through a mortgage note with an outstanding principal amount of $1,146,997 as of December 31, 2021. This mortgage is secured by substantially all assets of this operating company and its affiliates. Interest accrues on this mortgage at the annual rate of prime plus 1.00% and is paid monthly. This note matures in June 2046.

The Premier Funeral Management Group IV, LLC properties are financed through a mortgage note with an outstanding principal amount of $3,516,196 as of December 31, 2021. This mortgage is secured by substantially all assets of this operating company and its affiliates. Interest accrues on this mortgage at the annual rate of prime plus 2.75% and is paid monthly. This note matures in June 2039.

The Premier Funeral Management Group VII, LLC property is financed through a mortgage note with an outstanding principal amount of $1,093,943 as of December 31, 2021. This mortgage is secured by substantially all assets of this operating company and its affiliates. Interest accrues on this mortgage at the annual rate of prime plus 1.25% and is paid monthly. This note matures in March 2046.

The RG IL I, LLC properties are financed through an interest-only mortgage note with an outstanding principal amount of $1,175,000 as of December 31, 2021. This mortgage is secured by substantially all assets of this operating company and its affiliates. Interest accrues on this mortgage at the annual rate of 6.25% and is paid monthly. This note matures in November 2026.

The RG IL II, LLC properties are financed through an interest-only mortgage note with an outstanding principal amount of $1,325,000 as of December 31, 2021. This mortgage is secured by substantially all assets of this operating company and its affiliates. Interest accrues on this mortgage at the annual rate of 6.25% and is paid monthly. This note matures in November 2026.

Operating Company Leased Properties

The following properties are leased by the respective operating companies listed in the first column. These properties are all leased from PFMG Holdings, L.L.C., an unaffiliated third party (the “Lessor”), under recently amended five-year leases with three automatic five-year renewal terms. The lease agreements contain an option to purchase the real estate assets at the end of initial five-year term for a purchase price that equals the then current year’s annual rent divided by 7.75%. The lease agreements also contain early buyout options beginning in the third year of the lease term with a 4% premium added to the buyout formula above and beginning in the fourth year and through the end of the fifth year of the lease term with a 2% premium added to the buyout formula above.

Remembrance Group Operating Company	D/B/A	Type	Location
Premier Funeral Management Group V, LLC	Premier Sharp Funeral Home	Funeral Home	209 Roane Street, Oliver Springs, TN 37840

Lease start date, November 5, 2015, ends December 31, 2026; three automatic five-year renewal terms; rent, $105,000 per year, 2.5% increase per year.

Premier Funeral Management Services III, LLC	McFarland Funeral Chapel	Funeral Home	54 McFarland Drive, Tryon, NC 28782

Lease start date, June 17, 2015, ends December 31, 2026; three automatic five-year renewal terms; rent, $140,000 per year, 2.5% increase per year.

Premier Funeral Management Group VI, LLC	Sawyer-Miller-Masciarelli Funeral	Funeral Home	763 Massachusetts Ave, Lunenburg, MA 01462

Premier Funeral Management Group VI, LLC	Sawyer-Mallahy-Masciarelli Funeral	Funeral Home	243 Water St., Fitchburg, MA 01420

Premier Funeral Management Group VI, LLC	Sawyer-Miller-Masciarelli Funeral	Funeral Home	123 Main St., Westminster, MA 01473

Lease start date, November 1, 2016, ends December 31, 2026; three automatic five-year renewal terms; rent, $185,000 per year, 2.5% increase per year.

The nature of our business requires that our facilities be well maintained. We believe that we meet this standard.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results.

Risk Factors

An investment in our shares of series A preferred stock involves a high degree of risk. You should carefully read and consider all of the risks described below, together with all of the other information contained or referred to in this annual report, before making an investment decision with respect to our securities. If any of the following events occur, our financial condition, business and results of operations (including cash flows) may be materially adversely affected. In that event, the value of your shares of series A preferred stock could decline, and you could lose all or part of your investment.

Risks Related To Our Business And Our Industry

The coronavirus pandemic may cause a material adverse effect on our business.

In December 2019, a novel strain of coronavirus, referred to as COVID-19, surfaced in Wuhan, China. The virus spread to more than 150 countries and every state in the United States and was declared a pandemic by the World Health Organization.

The spread of COVID-19 and its multiple variants in many countries continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets. The pandemic has had, and could continue to have, a significantly greater, material adverse effect on the U.S. economy as a whole, as well as on the local economies where we conduct our operations. The pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

Most states and cities reacted to the pandemic by instituting quarantines, restrictions on travel, “stay at home” rules and restrictions on the types of businesses that could continue to operate.

A continuation of the COVID-19 pandemic with its multiple variants could result in social, economic and labor instability that adversely affects our employee and customer relationships and pre-need sales activity, and in so doing, adversely affects our business, financial condition, results of operations and cash flows. For example, governmental actions restricting public gatherings and interaction might result in our customers deferring making purchase decisions regarding pre-need arrangements or delaying holding funeral services and might result in our inability to operate our funeral homes, which would have an adverse impact on our business, financial condition, results of operations and cash flows. Having to adjust our policies and practices to respond to global health concerns could also result in increased operating expenses. We continue to monitor this public health crisis and its impact on our employees, customers and vendors and the overall economic environment within the U.S. and worldwide, but we cannot presently predict the full scope and severity of the disruptions caused by the coronavirus pandemic on our business, financial condition, results of operations and cash flows.

If the current slowing of the pandemic cannot be maintained and the spread of the variants of the virus is not contained, our business operations could be further delayed or interrupted. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having the virus, which could require quarantine of some or all such employees or closure of our facilities for disinfection. We may also delay or reduce certain capital spending and related projects until the logistical impacts of the pandemic lessen, which might delay the completion of such projects. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

Further, our customers’ financial condition may be adversely impacted as a result of the impacts of the coronavirus and efforts taken to prevent its spread, which could result in reduced revenue and profitability as customers opt for lower cost options.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this annual report, including new COVID-19 variants, new information that may emerge concerning the severity of the virus and its variants and steps taken to contain the pandemic or treat its impact. Nevertheless, the pandemic and the current financial, economic and capital markets environment present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

We may not be able to identify, complete, fund or successfully integrate additional funeral home business acquisitions, which could have an adverse effect on our results of operations.

A primary component of our business strategy is to grow through acquisitions of funeral homes at attractive prices and on favorable terms. We cannot assure you that we will be able to identify and acquire businesses on terms favorable to us or at all. We may face competition from other death care companies in making acquisitions. Industry consolidation or rising valuations could lead to a dearth of suitable acquisition targets. To date, we have funded our initial acquisitions primarily through senior debt facilities and seller financing, with limited up front equity (cash) contributions to transactions. Our ability to make acquisitions in the future may be limited by our inability to secure adequate financing, restrictions under our existing or future debt agreements, competition from third parties, or a lack of suitable properties.

In addition, if we complete acquisitions, we may encounter various associated risks, including the possible inability to integrate an acquired business into our operations, diversion of management’s attention, and unanticipated problems or liabilities, some or all of which could have a material adverse effect on our operations and financial performance. We cannot predict the competitive dynamics in a specific market after we acquire a funeral home business. We cannot assure you that we will source, close and effectively provide management services to additional funeral businesses that we do not own.

We are dependent upon highly qualified personnel, including our current management, and the loss of such personnel is a risk to our success.

We will be substantially dependent upon current and future management team members who have experience in our business and complementary firms, to carry out our business plan. A component of our business strategy is to purchase businesses that we believe already employ high quality managers and employees and then retain them after we acquire the firm. We are highly dependent upon the efforts of our acquired businesses’ management and technically skilled personnel, including licensed funeral directors, insurance sales representatives and additional staff, and our future performance will depend in part upon the ability of management to manage growth effectively and to retain the services of these full time and contract employees. Because competition for high quality management, technical and other personnel is intense, we may be unable to retain our key employees or attract other highly qualified employees in the future.

The loss of the services of any of our management team members or the failure to attract and retain additional key employees could have a material adverse effect on our business, financial condition and results of operations. In particular, the success of our business is substantially dependent on the continued services and on the performance of our senior executives including our Chief Executive Officer, Dennis L. Smith, who have extensive experience and expertise in our business and have led our company to execute its business model and strategy during the most recent phase of our growth. While we intend to provide the management team members long-term incentive compensation arrangements to retain them, the loss of the services of Mr. Smith, or the additional members of the management team could harm our business and prospects. We currently do not have key man life insurance policies on our executives.

The death care business and funeral home industry continues to be competitive, both generally and in our target markets.

We face competition in all of our markets. Most of our competitors are and will be independent operations. Our ability to compete successfully depends on our management’s forward vision, timely responses to changes in the business environment, our funeral homes’ ability to maintain a good reputation and high professional standards as well as offer products and services at competitive prices. We anticipate that additional consolidators will enter the industry and likely pursue acquisitions in our market areas, potentially increasing the average consideration required to successfully purchase a funeral home business. If we face price competition in our markets, or if local competitors successfully exploit the fact that our acquired businesses are now owned by a perceived “corporate consolidator,” we may not be able to successfully execute our business plan in a particular market. If we are unable to successfully compete in our markets, our financial condition, results of operations and cash flows could be materially adversely affected.

Our financial results could be negatively affected if acquisitions fail to perform as expected or we realize unexpected liabilities.

Our capital deployed to acquire funeral home acquisitions may be significant, individually or in the aggregate. As a result, if a significant investment in one or more businesses fails to perform as expected, our financial results could be negatively affected and the magnitude of the loss could be more significant than if we had made smaller investments in more businesses. Our financial results could be negatively affected if any of our acquired businesses encounter unexpected financial burdens and fail to perform as expected. Additionally, though our acquisitions are typically structured as asset purchases which somewhat alleviate potential costs and problems associated with unknown liabilities, we may experience various liabilities unknown at the time of acquisition, negatively impacting our expenses, brand and reputation, and our company’s attention required to address such circumstances.

Failure to maintain effective internal control over financial reporting could adversely affect our results of operations.

The accuracy of our financial reporting depends on the effectiveness of our internal control over financial reporting. Internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements and may not prevent or detect misstatements because of its inherent limitations. If we do not maintain effective internal control over financial reporting or implement controls sufficient to provide reasonable assurance with respect to the preparation and fair presentation of our financial statements, our results of operations could be materially adversely affected.

Demand for our products and services are dependent on death rates and are influenced by a variety of general economic factors.

Key drivers of demand are death rates and overall trends related to the national and local economies. While death rates generally have been increasing, medical advances could reverse that trend and negatively impact demand in the funeral services business. Spending on funeral services and related products is dependent on general economic factors; in times of economic distress consumers spend less on funeral services and related products. If the US experiences a general economic downturn, our business results may suffer.

Our operating results may involve significant fluctuations.

Various factors contribute to significant periodic and seasonal fluctuations in our results of operations. These factors include the following:

●	Death rates in our local markets, including seasonal variations;

●	competitive dynamics in our markets;

●	the volume of calls relative to our capacity;

●	effectiveness in managing overhead costs;

●	changes in cost and availability of labor and products; and

●	changes in financing costs.

Accordingly, you should not rely on the results of any period as an indication of our future performance.

An increase in cremation rates would negatively impact total industry revenue and potentially impact our revenue and profitability.

Cremations on average generate approximately 25% of our revenues with the remaining 75% primarily related to traditional burial services. According to the Cremation Association of North America, or CANA, cremations accounted for approximately 56.1% of US funeral services in 2020, an increase of 1.5% over the 2019 rate of 54.6%. The cremation rate is expected to continually rise as consumer preferences evolve. Our management has focused on providing consumers with an expanded product and service offering related to cremation services, resulting in higher than market average revenue and profit per case. We have invested heavily in training our staffs on the importance of memorial services when cremation is chosen as a final disposition at our business locations. If we are unable to successfully expand our cremation memorialization products and services and increase revenue per case at our acquired businesses and cremations remain a significant percentage of our funeral services, however, our financial condition, results of operations, and cash flows could be materially adversely affected.

Increasing death benefits related to preneed funeral contracts funded through life insurance contracts may not cover future increases in the cost of providing a price-guaranteed funeral service.

We sell price-guaranteed preneed funeral contracts through various programs providing for future funeral services at prices prevailing when the agreements are signed. Typically, there is an increasing death benefit associated with the contract that may vary over the contract life. There is no guarantee that the increasing death benefit will cover future increases in the cost of providing a price-guaranteed funeral service, and any such excess cost could be materially adverse to our future cash flows, revenue, and operating margins.

The financial condition of third-party insurance companies that fund our preneed contracts may impact our future revenue.

Where permitted, customers may arrange their preneed contracts by purchasing life insurance or annuity policies from third-party insurance companies. The customer/policy holder assigns the policy benefits to us as payment for their preneed contract at the time of need. If the financial condition of the third-party insurance companies were to deteriorate materially because of market conditions or otherwise, there could be an adverse effect on our ability to collect all or part of the proceeds of the life insurance policies, including the annual increase in the death benefits, if we fulfill the preneed contract at the time of need. Failure to collect such proceeds could have a material adverse effect on our financial condition, results of operations, and cash flows.

We have employed a significant amount of leverage to fund acquisitions, an approach we expect to continue.

Bank debt and seller financing have accounted for as much as 100% of the purchase price of certain of our acquisitions. As a result, total senior debt has accounted for up to approximately 70% of our transaction capital structure. We expect to use proceeds from this Offering to provide additional upfront equity capital to fund acquisitions going forward, which we believe may also enhance our ability to secure lending facilities on relatively more favorable terms than if we did not contribute equity capital to transactions. An unexpected downturn related to revenue at our acquired businesses or increased one time or ongoing expenses experienced by our funeral homes, may impair our ability to service our debt payments and/or pay down our lending facilities.

Changes in economic conditions, including, for example, interest rates, exchange rates, inflation rates, industry conditions, competition, technological developments, political and diplomatic events and trends, tax laws and innumerable other factors, can affect substantially and adversely the business and prospects of our company. While recent indicators suggest modest improvement in the capital markets, there is no assurance that these conditions will not worsen. If these conditions continue or worsen, the prolonged period of market illiquidity may have an adverse effect on the value of our company’s ability to secure senior debt or other forms of capital. None of these conditions will be foreseeable or within the control of our company.

Rising interest rates would lead to higher costs of financing and more stringent terms associated with our debt facilities.

Recent interest rates have been lower than on average over the past twenty years. We anticipate that our lending facilities will include variable interest rates. As our strategy is reliant on senior lending facilities to finance our acquisitions, either through commercial banks or private debt providers, a rise in interest rates would negatively impact earnings and could lead to a slowing in acquisition-related growth. Additionally, we have financed our initial acquisitions with seller financing, such as promissory notes, on relatively favorable terms associated with interest rates, term to maturity, subordination and other material terms. If we are unable to secure similar terms from sellers in the future due to a rise in interest rates generally or if fewer sellers are willing to accept a portion of an acquisition in seller financing, or other market conditions including economic and industry trends, we may experience higher costs of financing our acquisitions.

The sale of our products and services and our local market shares depend to some extent on our reputation.

Reputation is considered a key driver of funeral home selection. Any future degradation of our brand equity or the reputations and brands of our acquired businesses could negatively impact operating results.

Lack of specific performance provisions in our independent operating company option agreements could result in our inability to acquire all or a controlling interest in one of more of the independent operating companies.

We have option agreements in place to acquire, at our option, 100% of the ownership interests in four of the six independent operating companies, and 99% and 99.5%, respectively, in the remaining two independent operating companies. Although each of these option agreements grants us an exclusive right to acquire the specified ownership interests from the members of these companies and any certificates evidencing membership interests in these companies are required, pursuant to the terms of the option agreements, to bear a legend referencing the existence of our option agreement, none of these option agreements contains a specific performance provision that would provide an effective remedy if one or more members of one or more of the independent operating companies were to decide not to honor our right to exercise the options or to sell their membership interests to a third party. As such, we cannot be sure that we will be able to successfully exercise these option agreements and to take ownership of the independent operating companies or that we would be entitled to damages if a contra-party were to breach one of these agreements. A failure to exercise one or more of the option agreements because of a contra-party breach could result in a materially adverse effect on our business.

RISKS RELATED TO THE REGULATORY AND LEGAL ASPECTS OF OUR BUSINESS

Regulation and compliance could have a material adverse impact on our financial results.

Our operations are subject to regulation, supervision, and licensing under numerous federal, state, and local laws, ordinances, and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services, and various other aspects of our business. For example, the funeral home industry is regulated by the Federal Trade Commission (“FTC”), which requires funeral homes to take actions designed to protect consumers. Our facilities are also subject to stringent health, safety and environmental regulations. Violations of applicable laws could result in fines or sanctions against us, including the loss of licenses necessary to operate the businesses lawfully. Businesses in general are subject to the impact of recent major legislation, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). Many provisions of these complex laws could impact our business, and many of the provisions require implementation through regulations that have not yet been promulgated.

Although we do not know the ultimate impact of these laws, we expect such laws will increase our costs and the potential risks of failure to comply. In addition, from time to time, governments and agencies propose to amend or add regulations, which could increase costs and decrease cash flows. For example, foreign, federal, state, local, and other regulatory agencies have considered and may enact additional legislation or regulations that could affect the death care industry. These include regulations that require more liberal refund and cancellation policies for preneed sales of products and services, increase trust deposit requirements, require the deposit of funds or collateral to offset unrealized losses of trusts, and/or prohibit the common ownership of funeral homes and cemeteries in the same market. If adopted by the regulatory authorities of the jurisdictions in which we operate, these and other possible proposals could have a material adverse effect on our financial condition, results of operations, and cash flows.

Compliance with laws, regulations, industry standards, and customs concerning burial procedures and the handling and care of human remains is critical to the continued success of our business and any operations we may acquire. Litigation and regulatory proceedings regarding these issues could have a material adverse effect on our financial condition, results of operations, and cash flows. We are continually monitoring and reviewing our operations and completing risk assessments in an effort to ensure that we are in compliance with these laws, regulations, and standards and, where appropriate, taking appropriate corrective action. However, we cannot ensure investors that a business will be at all times fully in compliance with any of these laws and regulations, or that employees at individual businesses or service providers with which we contract will not violate them.

If state laws or their interpretations change, or new laws are enacted relating to the ownership of funeral homes and/or cemeteries, our business, financial condition and results of operations could be adversely affected.

Some state laws restrict ownership of funeral homes to licensed funeral directors and/or to funeral directors who are licensed in that particular state, and these restrictions typically vary from state to state. If state laws change or new laws are enacted that prohibit us from managing funeral homes in those instances, then our business, financial condition and results of operations could be adversely affected. In some cases, we may acquire cemeteries, typically as part of a multi-business acquisition. Some states require cemeteries to be organized in the nonprofit form but permit those nonprofit entities to contract with for-profit companies for management services. If state laws change or new laws are enacted that prohibit us from managing cemeteries in those states, then our business, financial condition and results of operations could be adversely affected. Additionally, several states are implementing laws that restrict the types of activities companies commonly employ to solicit potential customers of preneed insurance. Although we are not currently engaging in any active preneed marketing efforts, if any of these regulations impede our ability to cost- effectively grow our preneed business or if, in the future when and if we engage in preneed marketing efforts in any of these states, we potentially violate (unknowingly or otherwise) such new rules and regulations, our preneed initiatives may fail to perform.

If state laws or interpretations of existing state laws change or if new laws are enacted, we may be required to increase trust/escrow deposits or to alter the timing of withdrawals from trusts/escrows, which may have a negative impact on our revenues and cash flow.

We are required by most state laws to deposit specified percentages of the proceeds from our preneed sales of funeral services and merchandise into merchandise and service trusts and, once we own cemetery assets, at-need and pre-need sales of interment rights into endowment care trusts. These laws also determine when we are allowed to withdraw funds, whether principal or interest, from those trusts/escrows. If those laws or the interpretations of those laws change or if new laws are enacted, we may be required to deposit more of the sales proceeds we receive from our sales into the trusts/escrows or to defer withdrawals from the trusts/escrows, thereby decreasing our cash flow until we are permitted to withdraw the deposited amounts. This could also reduce our cash available for distribution.

We face risks associated with general liability, civil claims and misconduct, which we may not be able to foresee or control.

Our company faces a general inherent business risk of exposure to service liability and civil claims. A successful claim brought against our company or one of our individual funeral businesses in excess of available insurance coverage, or any claim that results in significant adverse publicity against our company, would have a material adverse effect on our company’s business and financial condition. If an employee, contractor, and/or service provider associated with one of our acquired companies becomes involved in a civil or criminal litigation, our business results could suffer.

Our financial results could be negatively affected if we cannot negotiate favorable agreements with industry vendors and service providers.

A core component of our strategy involves executing agreements with vendors and service providers that are more favorable than those of our acquired firms or a company that currently generates our volume of business. An example of this type of strategic vendor is Hillenbrand Industries/Batesville Casket Company, together with its subsidiaries. These agreements allow us to quickly lower costs of goods sold and generate higher gross profit and EBITDA margins after close of an acquisition. If we are unable to negotiate similar agreements or satisfy the minimum volume and other terms in our existing contractual agreements, our financial results could be negatively impacted.

We are subject to environmental and health and safety laws and regulations that may adversely affect our operating results.

Our funeral home operations are subject to numerous federal, state and local environmental and health and safety laws and regulations, as will any future cemetery operations. We may become subject to liability for the removal of hazardous substances and solid waste under the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and other federal and state laws. Under CERCLA and similar state laws, strict, joint and several liability may be imposed on various parties, regardless of fault or the legality of the original disposal activity. Our funeral home and future cemetery and crematory operations will include the use of some materials that may meet the definition of “hazardous substances” under CERCLA or state laws and thus may give rise to liability if released to the environment through a spill or release. We cannot assure you that we will not face liability under CERCLA or state laws for any environmental conditions at our facilities, and we cannot assure you that these liabilities will not be material. Our funeral home and potential future cemetery operations are subject to regulation of underground and above ground storage tanks and laws managing the disposal of solid waste. If new requirements under local, state or federal laws were to be adopted, and were more stringent than existing requirements, new permits or capital expenditures may be required.

Our funeral home operations are generally subject to federal and state laws and regulations regarding the disposal of medical waste, and are also subject to regulation by federal, state or local authorities under the EPCRA. We are required by EPCRA to maintain, and report, to the regulatory authorities, if applicable thresholds are met, a list of any hazardous chemicals and extremely hazardous substances, which are stored or used at our facilities.

We expect to acquire crematory operations in the future, either as part of a multi-location purchase or outright. Our future crematory operations may be subject to regulation under the federal Clean Air Act and any analogous state laws. If new regulations applicable to our crematory operations were to be adopted, they could require permits or capital expenditures that could increase our costs of operation and compliance.

RISKS RELATED TO OWNERSHIP OF OUR SECURITIES

There is no public market for our preferred stock and there is no assurance that there will ever be a public market for our series A preferred stock at any time.

There is no public trading market for our securities at this time and we cannot assure you that any market for our securities will ever develop. We have no plans to pursue a public market for our securities, and we cannot assure that we will ever register our securities or become a publicly traded company. Our securities are not readily marketable, and their value may be subject to adverse conditions that are impossible to predict. There can be no assurance that if it becomes necessary to sell or transfer our preferred stock, a buyer could be found, or a suitable purchase price could be obtained. With no public trading market, it may be extremely difficult or impossible for you to resell your preferred stock if you should desire to do so. In addition, there can be no assurance that, in the event you are able to find a purchaser for your preferred stock, that you will be able to resell such securities at the price you paid.

Holders of our Series A preferred stock do not have a vote or influence on the management of our company.

All decisions with respect to the management of our company will be made exclusively by the officers, directors, managers or employees of our company. Holders of our Series A preferred stock, have very limited voting rights and will have no ability to vote on issues of company management and will not have the right or power to take part in the management of our company and will not be represented on the board of directors of our company.

We may amend our business policies without stockholder approval.

Our board of directors determines our growth, investment, financing, capitalization, borrowing, operations and distributions policies. Although our board of directors has no intention at present to change or reverse any of these policies, they may be amended or revised without notice to holders of our preferred stock. Accordingly, holders of our preferred stock will not have any control over changes in our policies. We cannot assure you that changes in our policies will serve fully the interests of all holders of our preferred stock.

We cannot assure you that we will be able to pay dividends.

Our ability to pay dividends is dependent on our ability to operate profitably and to generate cash from our operations and the operations of our operating businesses. We cannot guarantee that we will be able to pay dividends as required by the terms of our series A preferred stock or our series B preferred stock and we do not anticipate paying dividends to any other class of our outstanding stock.

Certain provisions of our amended and restated charter may make it more difficult for a third party to effect a change-of-control.

Our amended and restated charter which we filed with the Secretary of State of the State of Delaware authorize our board of managers to issue up to a certain number of shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of managers without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of existing shares, and therefore could reduce the value of such shares. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of managers to issue preferred stock could make it more difficult, delay, discourage, prevent or make it costlier to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the value of our common stock.

We are subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our stockholders receive less information.

We are required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for public companies reporting under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in Jumpstart Our Business Startups Act, or the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

If we decide to apply for the quotation of our Common Stock on the OTCQB or OTCQX market, we will be subject to the OTC Market’s Reporting Standards, which can be satisfied in a number of ways, including by remaining in compliance with (i) SEC reporting requirements, if we elect to become a public reporting company under the Exchange Act, or (ii) Regulation A reporting requirements, if we elect not to become a reporting company under the Exchange Act.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our stockholders could receive less information than they might expect to receive from more mature public companies.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We acquire and operate funeral homes and related businesses, primarily in Level C and Level D metropolitan area markets in the United States. We are a Delaware corporation that was incorporated on January 31, 2020, but we were formed originally as a Delaware limited liability company on December 11, 2012 under the name PF Management Services, LLC. We converted from a limited liability company to a corporation in Delaware on February 1, 2020. We serve as the management company for three wholly owned and six affiliated, independent operating businesses, all of which we refer to as the operating businesses. We refer to the six affiliated, independent operating businesses, which are independent legal entities, as the independent operating companies. Based in Naples, Florida, we operate ten businesses with 18 locations on a consolidated basis and we plan to operate in 23 states located throughout the Midwest, Mid-South, Appalachian, Mid-Atlantic and Mid-Eastern regions of the United States. These target markets represent our current base of businesses and other markets where we plan to operate in the future. These are the same markets in which our senior management team has operated death care and complementary businesses throughout their careers.

We serve as the management company for the operating businesses of Remembrance Group, a brand name used to describe our consolidated operating businesses. We provide consulting and management services, such as accounting and bookkeeping services, developing operational plans, and workforce management and recruitment to Remembrance Group’s funeral homes. We employ Remembrance Group’s executive officers and have contractual management administrative services agreements, which we refer to as MSAs, with each of Remembrance Group’s six independent operating companies. The MSAs in effect enable the independent operating companies to operate with us on a consolidated basis.

We also have option agreements in place to acquire, at our option, 100% of the ownership interests in four of the six independent operating companies, and 99% and 99.5%, respectively, in the remaining two independent operating companies. For a detailed discussion of these option agreements, see “Business – Our Option Agreements,” below.

Recent Developments

Lease Refinancing

In January 2022, the Company refinanced its financial lease obligations with the Lessor. As part of the lease refinancing, the Company paid off two outstanding promissory notes due to the Lessor in the amount of $295,607, including the outstanding principal and accrued interest, and received a credit of $20,339 for the Company’s November 2021 and December 2021 lease and note interest payments, for a net of $275,268. In addition, the lease and note agreements were amended as follows:

●	The three lease agreements were amended to extend the lease term for all three leases to December 2026 with three automatic 5-year renewals unless the lease buyout options are exercised for any of the three amended lease agreements.

●	The current monthly lease payments for the three leased properties were reduced from $45,173 per month to $35,833 per month, a $9,340 reduction per month for the first year of the amended lease arrangements, and the annual increase each year was locked in at 2.5% each year for the 5-year term.

●	The interest rate on two remaining promissory notes was reduced to a fixed rate of 8.5% from variable rates of prime + 6.75%, or 10.0%, on one note and prime + 6.5%, or 9.75%, reducing our current monthly note payments by $491 each month.

●	Increase the purchase price for the three lease buyout options from the current year’s lease payments multiplied by ten (10) or the current annual lease payments divided by 9.75% to the current annual lease payments divided by 7.75%, beginning January 2027 for all three lease agreements. Beginning in the third year, or January 1, 2024, the Company may exercise the option early for the purchase price plus a 4% premium for each of the three amended lease agreements. Beginning in the fourth year, or January 1, 2025, the Company may exercise the option early for the purchase price plus a 2% premium for each of the three amended lease agreements.

Acquisition

In November 2021, the Company acquired from one group of sellers substantially all the assets of the Mitchell Hughes Johnson funeral homes in Marion and Herrin, Illinois, and the Blue funeral homes in Marion and Goreville, Illinois. The purchase price for the acquired assets was $2,800,000, payable as follows: (a) $2,322,000 payable at closing; (b) $400,000 payable in twenty-four equal quarterly installments for a Covenant Not to Compete Agreement (the “CNC Agreement”) with the previous owner; and (c) $78,000 for a Consulting Agreement with the previous owner payable in twenty-four equal quarterly installments.

The Company funded the acquisition through two 5-year, interest-only notes payable in the aggregate amount of $2,500,000 at an annual interest rate of 6.25%. The notes are cross collateralized with the acquired funeral home real estate properties. The notes mature in November 2026. The Company incurred $136,746 in deferred loan costs, including loan origination fees, legal costs, fees associated with property appraisals, environmental studies and surveys required by the lender, and other loan-related closing costs. The deferred loan costs will be netted against the outstanding note payable and amortized over the life of the loan.

Disclosure of supplemental pro forma information for revenue and earnings related to the acquired assets, assuming the acquisition was made at the beginning of the earliest period presented, has not been disclosed since the effects of the acquisition would not have been material to the results of operations for the periods presented.

Corona Pandemic Relief Loans

In April 2020, our operating businesses were recipients of loans in the aggregates amount of $562,500, pursuant to the Paycheck Protection Program, or PPP, under Division A, Title I of the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act, which was enacted March 27, 2020.

In August 2021 and September 2021, a total of $516,498 of the PPP loans were forgiven by the Small Business Administration (the “SBA”). The remaining PPP loan in the amount of $46,002 carries a 1% fixed annual rate of interest and matures in April 2025. The current monthly payment on the remaining PPP loan is $1,070 of principal plus monthly interest and payments began in October 2021.

Refinancing of Note Payable

In June 2021, we refinanced one of our outstanding promissory notes. As part of the refinancing, we paid off an existing SBA loan in the amount of $1,051,065, including principal and accrued interest, in exchange for a new non-SBA mortgage in the amount of $1,160,000. The new mortgage has a term of twenty-five years at a variable annual interest rate equal to the U.S. Prime rate plus 1.00%. The current monthly payment on this mortgage is $6,325, which began in July 2021.

Lease Buyout

In March 2021, we exercised the lease buyout for the leased property, known as “Adams Funeral Chapel.” As part of the lease buyout, we purchased the leased property from the Lessor for $1,147,965 and paid off an outstanding promissory note due to the Lessor in the amount of $259,054, including principal and interest. We entered into a mortgage in the amount of $1,112,000 to finance the majority of the lease buyout and payoff of the promissory note. The mortgage is secured by substantially all of the assets of the Adams Funeral Chapel. The mortgage has a term of twenty-five years at a variable annual interest rate of the U.S. Prime rate plus 1.25%. The current monthly payment is $6,223, which began in April 2021.

Series A Redeemable Preferred Stock Regulation A Offering

In March 2021, we sold a total of 48,890 shares of our series A redeemable preferred stock at $10.00 per share for a gross amount of $488,900, before underwriting commissions of $36,668, for net proceeds of $452,232.

In September 2021, we sold 2,500 shares of our series A redeemable preferred stock at $10.00 per share for a gross amount of $25,000, before underwriting commissions of $3,125, for net proceeds of $21,875.

To date, including the March 2021 and September 2021 sales above, we have sold a total of 137,570 shares of our series A redeemable preferred stock at $10.00 per share for gross proceeds of $1,375,700, before underwriting commissions of $100,119, for net proceeds of $1,275,582. These sales were made in our Regulation A offering originally qualified by the Securities and Exchange Commission on June 4, 2020 (SEC File No. 024-11179).

Changes in Executive Officers and Directors

On February 1, 2021, our board of directors received and approved the resignation of Ian Beadle as a director.  To fill the vacancy created by the resignation of Ian Beadle, the board of directors appointed Paul Rosenberg as a new, independent director, effective February 1, 2021.

Impact of the COVID-19 Coronavirus

In December 2019, a novel strain of coronavirus, COVID-19, surfaced in Wuhan, China. The virus spread to more than 150 countries and every state in the United States and was declared a pandemic by World Health Organization.

Most states and cities reacted to the onset of the pandemic by instituting quarantines, restrictions on travel, “stay at home” rules and restrictions on the types of businesses that could continue to operate, as well as guidance in response to the pandemic and the need to contain it.

During the peak of the pandemic, our operations were deemed essential by the state and local governments in which we operate. Our funeral homes remained open and continued to serve our customers’ needs. The operation of all of our facilities is critically dependent on our licensed Funeral Directors and Embalmers as well as staff members of our businesses, which were all considered by the CDC to be essential workers. To ensure the wellbeing of our employees and their families, we provided all of our employees with detailed health and safety literature and links to video learning on the coronavirus, such as the Center for Disease Control, or the CDC, industry-specific guidelines for working with the deceased who were and may have been infected with the coronavirus. In addition, we updated and developed new safety-oriented guidelines to support daily field operations, we provided personal protection equipment to our employees and we implemented work from home policies for all non-essential employees consistent with CDC guidance to reduce the risks of exposure to the coronavirus while still supporting the families that we serve.

We have also implemented virtual meeting options using a variety of web-based tools to ensure that we can continue to connect with and meet our customers’ needs in a safe, effective, and productive manner. Some of our locations have also been providing live video streaming and recording of their funeral and burial services to our customers, so that family and friends can connect virtually during their time of grief.

Like most businesses world-wide, the coronavirus pandemic has impacted us operationally and financially. Although the pandemic appears to be winding down and its effects lessening, we cannot predict the scope and severity with which, or for how long, the coronavirus may impact our business, financial condition, results of operations and cash flows. We expect that throughout the continuation of this disruption our funeral homes will remain open and available to serve our families in all the locations in which we operate. To date, the financial condition and the results of operations of our death care business and that of our independent operating companies have not been materially impacted by the coronavirus. We did experience a decline in our funeral service revenue during fiscal year 2020, compared with the funeral service revenue during fiscal year 2019, which was partially due to the impacts of the coronavirus pandemic during fiscal year 2020. During fiscal year 2021, we saw an uptick in our funeral service revenue compared with fiscal year 2020, which was partially due to restrictions being lifted and the effects of the pandemic appearing to wind down during fiscal year 2021. We do not expect any material negative future impact on our operations due to the coronavirus pandemic. However, we do expect to encounter continued challenges associated with the coronavirus pandemic, with its multiple variants and possible new outbreaks, that could adversely impact our employee and customer relationships and pre-need sales activity, and in so doing, adversely affect our business, financial condition, results of operations and cash flows. See also “Risk Factors” above.

Factors Affecting Our Operations

We track several factors that affect our operations, including the following:

●	Demographic trends relating to population growth and average age, which impact death rates and number of deaths;

●	Our market share positions in the markets where we operate;

●	Our ability to effectively respond to increasing cremation trends by selling complementary services and merchandise;

●	Our ability to control payroll expense and merchandising costs; and

●	Our ability to exert pricing leverage given the growing number of our locations.

●	Two significant variables that we focus on are volume and price and we believe those two factors are the main drivers that affect our funeral revenue. We track, monitor and work to improve the average revenue per call, which is our total revenues divided by total death calls received over the same period, and this number is influenced by the mix of burial and cremation services. Overall, our funeral homes have a relatively fixed cost structure.

Results of Operations

	Years Ended December 31,
	2021	2020
	(audited)	(audited)
Statements of Operations Data:
Total revenues	$7,537,820	$7,354,704
Cost and expense applicable to revenue	1,524,279	1,514,346
Gross profit	6,013,541	5,840,358
General and administrative expenses	5,633,573	4,589,527
Depreciation and amortization	737,183	659,544
Operating income (loss)	(357,215)	591,287
Interest expense	1,114,932	1,268,808
Other income (expense)	597,465	1,340,947
Net income (loss)	$(874,682)	$663,426
Net income (loss) attributable to the non-controlling interest	54	(954)
Accretion of redeemable Series A preferred stock	(115,849)	-
Preferred stock dividends	(444,179)	(49,294)
Net income (loss) attributable to common shareholders	$(1,434,764)	$615,086
Net income (loss) per common share, basic	$(0.13)	$0.07
Net income (loss) per common share, diluted	$(0.13)	$0.05
Weighted average number of common units outstanding – basic	10,973,913	9,187,128
Weighted average number of common shares outstanding – diluted	10,973,913	11,410,544

	As of	As of
	31-Dec-21	31-Dec-20
	(audited)	(audited)
Selected Balance Sheet Data:
Cash and cash equivalents	1,724,850	3,306,673
Preneed receivables, net and trust investments	1,291,049	1,107,798
Total assets	15,979,260	14,727,252
Total liabilities	20,064,263	18,107,372
Temporary equity	1,391,431	801,474
Stockholders’ equity (deficit)	(5,476,434)	(4,181,594)
Total liabilities and stockholders’ equity	15,979,260	14,727,252

Comparison of Years Ended December 31, 2021 and 2020

Revenues

For the year ended December 31, 2021, we had total revenues of $7,537,820, as compared to $7,354,704 for the year ended December 31, 2020, an increase of $183,116. The increase in revenue was primarily attributed to a 5.5% increase in the number of death calls serviced during 2021 compared with 2020. The increase in the number of calls was attributed to the acquisition of two funeral home businesses in November 2021 and an increase in volume at our existing funeral homes, partially offset by a divestiture of one of our funeral home businesses in February 2020 and a reduction in corporate management fee income.

The following chart is a breakdown of our death calls and revenue for 2021 compared with 2020:

	# of Calls				Revenue
	2021	2020	Change		2021	2020	Change
Funeral Homes				Funeral Homes
Comparable	1,159	1,123	36	Comparable	$7,092,582	$6,850,280	$242,302
Acquired	47	-	47	Acquired	351,638	-	351,638
Divested	-	20	(20)	Divested	-	332,144	(332,144)
Total Calls	1,206	1,143	63	Funeral Home Revenue	$7,444,220	$7,182,424	$261,796
Cremation %	49.9%	46.6%	3.3%	Avg Revenue per Call	$6,173	$6,284	($111)

				Corporate revenue	93,600	172,280	(78,680)
				Total Revenue	$7,537,820	$7,354,704	$183,116

During fiscal year 2021, we were able to increase our average revenue per burial by 3.4% and our average revenue per cremation by 5.3% compared with fiscal year 2020. However, our overall revenue per call decreased by 1.8% due to a 3.3% shift towards cremations in our service mix between burials and cremations for fiscal year 2021 compared with our service mix for fiscal year 2020.

Gross profit increased by $173,183 to $6,013,541 for the year ended December 31, 2021, compared with gross profit of $5,840,358 for the year ended December 31, 2020. The increase during fiscal year 2021 was attributed to the increase in revenues described above. We were able to maintain a fairly consistent gross margin of 79.8% for fiscal year 2021 compared with a gross margin of 79.4% for fiscal year 2020.

Operating Expenses

General and administrative expenses increased by $1,044,046 during the year ended December 31, 2021, compared with the year ended December 31, 2020. The following is a breakdown of our general and administrative expenses for the years ended December 31, 2021 and 2020:

	2021	2020	Increase (Decrease)
Payroll-related costs	$3,568,497	$2,875,815	$692,682
Facility costs	827,625	739,737	87,888
Professional fees	336,077	277,767	58,310
Transportation and automobile expenses	170,840	125,488	45,352
Travel-related expenses	120,844	45,486	75,358
Marketing costs	143,811	144,159	(348)
Bad debt expense	84,273	52,054	32,219
Other general & administrative costs	381,606	329,021	52,585
Total general and administrative expenses	$5,633,573	$4,589,527	$1,044,046

The divestiture of one of our funeral home businesses in February 2020 resulted in a decrease of $53,911 in total general and administrative costs during the year ended December 31, 2021, compared with the year ended December 31, 2020.

The acquisition of two funeral home businesses in November 2021 resulted in an increase of $164,841 in total general and administrative costs during the year ended December 31, 2021, compared with the year ended December 31, 2020.

Payroll-related costs increased by $692,682 during fiscal year 2021 compared with fiscal year 2020. The acquisition in November 2021 resulted in an increase of $106,836 in payroll costs for 2021, partially offset by a decrease of $27,877 in payroll costs due to the divestiture of one of our funeral homes in February 2020. The payroll costs at our corporate office and the rest of our funeral home businesses increased by $613,723, primarily due to increases in headcounts and pay rates across our funeral home operations and corporate office during fiscal year 2021 and an increase of $171,821 in management bonuses paid to our Chief Executive Officer and Vice President of Operations during fiscal year 2021.

Facility costs increased by $87,888 during fiscal year 2021 compared with fiscal year 2020 primarily due to an increase of $50,751 in repairs and maintenance costs at our funeral home facilities, an increase of $32,358 in facility costs at the funeral homes acquired in November 2021, and an increase of $10,379 in insurance costs; partially offset by a decrease of $5,325 in facility costs at the funeral home divested in February 2020.

Professional fees increased by $58,310 during fiscal year 2021 compared with fiscal year 2020, primarily related to professional fees incurred during fiscal year 2021 for the preparation of our 2020 tax returns.

Transportation and automobile expenses increased by $45,352 during fiscal year 2021 compared with fiscal year 2020, primarily due to increased costs, such as gas, insurance, maintenance, and repair costs, associated with our fleet of funeral home vehicles and increased lease costs associated with a corporate vehicle.

Travel-related expenses increased by $75,358 as a result of resuming our travel-related activities to explore acquisition opportunities and support our funeral home operations during fiscal year 2021 compared with fiscal year 2020, where we had limited travel-related activities due to the COVID pandemic.

Bad debt expense increased by $32,219 during fiscal year 2021 compared with fiscal year 2020 due to an increased allowance for doubtful accounts at our funeral homes.

Other general and administrative costs increased by $52,585 during fiscal year 2021 compared with fiscal year 2020. The increase in other general and administrative costs was primarily due to the write-off of $37,950 of bank financing fees associated with a bank refinancing transaction that was cancelled and did not take place in 2021. The balance of the increase in other general and administrative costs was due to an increase in costs associated with the collection of our accounts receivables during fiscal year 2021 compared with fiscal year 2020.

Depreciation and amortization increased by $77,639 for fiscal year 2021 compared with fiscal year 2020. The increase in depreciation and amortization was primarily due to the purchase of $374,413 of property and equipment placed in service during fiscal year 2021 and the acquisition of the two funeral home businesses in November 2021; partially offset by the decrease in depreciation and amortization of $12,754 as a result of the divestiture of one of our funeral homes in February 2020.

Operating income decreased by $948,502 for fiscal year 2021 compared with fiscal year 2020, primarily due to the increase in operating expenses discussed above.

Interest Expense

Interest expense decreased by $153,876 during the year ended December 31, 2021, compared with the year ended December 31, 2020, due to lower overall outstanding debt balances in 2021 compared with the outstanding principal debt balances in 2020 and the refinancing of certain debt obligations during March 2021 and June 2021 that reduced the interest rates on certain debt obligations.

We expect interest expense to increase in 2022 due to the additional $2.5 million of debt obligations associated with the acquisition of the two funeral homes in November 2021 and the expectations that the Federal Reserve will begin increasing interest rates during 2022, which we expect will result in increases of the interest rates on our outstanding debt instruments tied to the U.S. Prime Rate.

Other income (expense)

Other income was $597,465 for the year ended December 31, 2021, compared with other income of $1,340,947 for the year ended December 31, 2020, a decrease in other income of $743,482.

The majority of the decrease in other income is related to a gain of $1,279,527 as a result of the deconsolidation of the funeral business divested in February 2020; partially offset by an increase of $444,179 in debt forgiveness by the SBA associated with forgiven PPP loans and other debt payments made on our behalf by the SBA during fiscal year 2021 compared with fiscal year 2020 and a gain of $163,032 recorded during fiscal year 2021 related to the termination of a management services agreement.

Liquidity and Capital Resources

As reflected in the accompanying consolidated financial statements, at December 31, 2021, our company had cash and cash equivalents of $1,724,850, a working capital surplus of $1,116,598 and an equity deficit of $5,614,804.

Our primary sources of liquidity and capital resources are internally generated cash flows from operating activities and capital previously raised under our series A redeemable preferred stock Regulation A offering and our series B convertible preferred stock Regulation D offering, and net proceeds received from debt financing and/or debt refinancing transactions. Based on our current cash position and anticipated future cash flows, we do not anticipate liquidity constraints in the next twelve months.

We intend to use cash on hand and capital raised under this offering primarily to refinance existing debt and acquire funeral homes. We believe that our revenues generated from our funeral homes and existing cash resources will be sufficient to cover our operating expenses, working capital requirements, capital expenditures, scheduled debt payments, commitments, dividends and acquisitions for the next twelve months. However, if our operating cash requirements, capital expenditures and/or acquisition plans change, we may need to access the private or public capital markets to obtain additional funding. There can be no assurances, however, that we would be able to raise additional financing on acceptable terms, if at all. Further, to the extent operating cash flow or access to and cost of financing sources are materially different than expected, future liquidity may be adversely affected.

Indebtedness

Following is a discussion of certain material indebtedness for borrowed money, which includes a discussion of (a) debt that we incurred within the past twelve months and (b) debt that we expect to repay in part or refinance in the future.

Indebtedness that We Have Incurred Within the Past 12 Months

Acquisition

In November 2021, the Company acquired substantially all the assets of the Mitchell Hughes Johnson funeral homes in Marion and Herrin, Illinois, and the Blue funeral homes in Marion and Goreville, Illinois. The purchase price for the acquired assets was $2,800,000, payable as follows: (a) $2,322,000 payable at closing; (b) $400,000 payable in twenty-four equal quarterly installments for a Covenant Not to Compete Agreement (the “CNC Agreement”) with the previous owner; and (c) $78,000 for a Consulting Agreement with the previous owner payable in twenty-four equal quarterly installments.

The Company funded the acquisition through two 5-year, interest-only notes payable in the aggregate amount of $2,500,000 at an annual interest rate of 6.25%. The notes are cross collateralized with the acquired funeral home real estate properties. The notes mature in November 2026. The Company incurred $136,746 in deferred loan costs, including loan origination fees, legal costs, fees associated with property appraisals, environmental studies and surveys required by the lender, and other loan-related closing costs. The deferred loan costs will be netted against the outstanding note payable and amortized over the life of the loan. There is a three-year minimum interest guarantee on the notes, if we elect to prepay the note in whole or in part before the three-year period is complete.

Disclosure of supplemental pro forma information for revenue and earnings related to the acquired assets, assuming the acquisition was made at the beginning of the earliest period presented, has not been disclosed since the effects of the acquisition would not have been material to the results of operations for the periods presented.

Refinancing of Note Payable

In June 2021, we refinanced one of our outstanding promissory notes. As part of the refinancing, we paid off an existing SBA loan in the amount of $1,051,065, including principal and accrued interest, in exchange for a new non-SBA mortgage in the amount of $1,160,000. The new mortgage has a term of twenty-five years at a variable annual interest rate equal to the U.S. Prime rate plus 1.00%. The current monthly payment on this mortgage is $6,325, which began in July 2021 and matures in June 2046. There are no prepayment penalties associated with the new mortgage.

Lease Buyout

In March 2021, we exercised the lease buyout for the leased property, known as “Adams Funeral Chapel.” As part of the lease buyout, we purchased the leased property for $1,147,965 and paid off an outstanding promissory note due to the AFC Lessor in the amount of $259,054, including principal and interest. We entered into a mortgage in the amount of $1,112,000 to finance the majority of the lease buyout and payoff of the promissory note. The mortgage is secured by substantially all of the assets of the Adams Funeral Chapel. The mortgage has a term of twenty-five years at a variable annual interest rate of the U.S. Prime rate plus 1.25%. The current monthly payment is $6,223, which began in April 2021 and matures in March 2046. There are no prepayment penalties associated with the new mortgage.

Indebtedness to be Repaid in part or Refinanced in the Future

SBA Note – Live Oak

In May 2013, Live Oak Banking Company, or Live Oak, issued to Premier Funeral Management Group, LLC, or PFMG, a note in the aggregate principal amount of $1,110,000. The loan under this note was obtained through the U.S. Small Business Administration, or SBA. The note is secured by substantially all of the assets of PFMG. The note has a term of twenty-five years at a variable annual interest rate of the U.S. Prime rate plus 2.00%. The current monthly payment is $6,760 and the note matures in May 2038. The prepayment penalties associated with this loan have expired.

Off-Balance Sheet Arrangements

As of December 31, 2021, we had no off-balance sheet arrangements.

Critical Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. As a result, actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, our company considers all highly liquid investments that are purchased within three months or less of an instrument’s maturity date to be cash equivalents.

Revenue Recognition

Our revenues are derived from contracts with customers through sale and delivery of death care products and services. Primary sources of revenue and deferred revenue are derived from Funeral Home operations generated both at the time of death (“at-need”) and prior to the time of death (“pre-need”), classified on the Consolidated Statements of Operations as Service Revenue and Property and Merchandise Revenue and investment income which includes income earned on assets maintained in service trusts related to sales of Funeral Home services occurring prior to the time of death and required to be maintained in the trust by state law as well as interest earned on pre-need installment contracts. Investment income is presented within Other revenue on the Consolidated Statements of Operations.

Revenue is recognized when control of the merchandise or services is transferred to the customer. Our performance obligations include the delivery of Funeral and Cemetery property, merchandise and services. Control transfers when merchandise is delivered, or services are performed. Sales taxes collected are recognized on a net basis in our consolidated financial statements. On our at-need contracts, we generally deliver the merchandise and perform the services at the time of need.

We also sell price-guaranteed pre-need contracts through various programs providing for future merchandise and services at prices prevailing when the agreements are signed. Revenue associated with sales of pre-need contracts is deferred until control of the merchandise or the services is transferred to the customer, which is upon delivery of the merchandise or as services are performed, generally at the time of need. Revenue is recognized at the time of delivery when control of the memorialization merchandise is transferred.

All personalized marker merchandise is sold on an at-need contract, when delivery is made with manufacturer fulfillment, we will:

●	purchase the merchandise from vendors,

●	personalize such merchandise in accordance with the customer’s specific written instructions,

●	install or deliver for installation the merchandise, based on the customer’s instructions and

●	transfer title to the customer.

We recognize revenue during the period in which it was sold. There is no general right of return for delivered items. Costs related to delivery or performance of merchandise and services are charged to expense when merchandise is delivered, or services are performed.

Total consideration received for price-guaranteed pre-need and for at-need contracts with customers represents the stated amount of the contract excluding any amounts collected on behalf of third parties, such as sales taxes. Additionally, pursuant to state or provincial law, all or a portion of the proceeds from merchandise or services sold on a pre-need basis may be required to be deposited into trust funds and earnings on these trust funds, which are specifically identifiable for each performance obligation, are also included in total consideration.

The total consideration received for contracts with customers is allocated to each performance obligation based on relative selling price. Relative selling prices are determined by either the amount we sell the performance obligation for on a stand-alone basis or our best estimate of the amount we would sell it for based on an adjusted market assessment approach that is consistent with our historical pricing practices.

Payment on at-need contracts is generally due at the time the merchandise is delivered or the services are performed. For pre-need contracts, payment generally occurs prior to our fulfillment of the performance obligations. Our pre-need contracts may also have extended payment terms. We do not accrue interest on pre-need receivables if they are not paid in accordance with the contractual payment terms given the nature of our merchandise and services, the nature of our contracts with customers, and the timing of the delivery of our services. We do not consider pre-need receivables to be past due until the merchandise or services are required to be delivered at which time the pre-need receivable is paid or reclassified as a trade receivable with payment terms of less than thirty days. For unfulfilled performance obligations on cancelable pre-need contracts, our Consolidated Balance Sheet reflects the net contract liability, which represents the amount we have collected from customers, in deferred revenue, net.

Pursuant to state or provincial law, all or a portion of the proceeds from services sold on a pre-need basis may be required to be deposited into trust funds. When we receive payments from the customer, we deposit the amount required by law into the service trusts and reclassify the corresponding amount from deferred revenue, net into deferred receipts held in trust. Amounts are withdrawn from the service trusts when we fulfill the performance obligations. Earnings on these trust funds, which are specifically identifiable for each performance obligation, are also included in total consideration. We defer these investment earnings related to the service trusts until the associated services are performed.

If a pre-need contract is canceled prior to delivery, state or provincial law determines the amount of the refund owed to the customer, if any, including the amount of the attributed investment earnings. Upon cancellation, we receive the amount of principal deposited to the trust and previously undistributed net investment earnings and, where required, issue a refund to the customer. In addition, we are entitled to retain, in certain jurisdictions, a portion of collected customer payments when a customer cancels a pre-need contract. We recognized these retained funds, if any, and the attributed investment earnings (net of any investment earnings payable to the customer) as revenue in the Consolidated Statement of Operations. In certain jurisdictions, we may be obligated to fund any shortfall if the amount refundable to the customer exceeds the funds in trust.

Costs and Expenses

The components of costs and expenses in our Consolidated Statement of Operations are:

●	Cost of property and merchandise, which includes the direct cost of that merchandise, handling and delivery, and selling costs;

●	Cost of service, which includes the direct cost of providing the services (including independent contracted labor-related costs), vehicle operating costs, and selling costs; and

●	Overhead and other expenses include taxes, expenses related to acquisitions, and other expenses attributable to providing our services not included elsewhere incurred in our funeral operations.

General and administrative expenses include our payroll costs, expense incurred to operate our facilities, transportation and related costs, marketing and advertising, depreciation and amortization expenses and other general and administrative expenses incurred by our operational functions.  Because we do not allocate any payroll costs, any facility or deprecation expenses as a component of our costs and expenses, our gross profit and gross profit as a percentage of net sales (our “gross profit margin”) may not be comparable to those of other funeral home operators that may include these costs in their cost of sales and in the calculation of gross profit.

Accounts Receivable and Allowance for Doubtful Accounts

Our trade receivables primarily consist of amounts due for funeral services already performed. We provide various allowances and cancellation reserves for our receivables. These allowances are based on an analysis of historical trends of collection and cancellation activity. At-need receivables are considered past due after thirty days. Collections are generally managed by the locations or third-party agencies acting on behalf of the locations, until a receivable is one hundred eighty days delinquent at which time it is fully reserved and sent to a collection agency. These estimates are impacted by a number of factors, including changes in the economy and demographic or competitive changes in our areas of operation.

Inventories

Funeral merchandise items are stated at the lower of average cost or net realizable value. Inventory costs and Cemetery property are relieved using specific identification in fulfillment of performance obligations on our contracts.

Property and Equipment, Net

Property and equipment is stated at cost or, upon acquisition of a business, at the fair value of the assets acquired and depreciated on a straight-line basis. Maintenance and repairs are charged to expense, whereas renewals and major replacements that extend the assets useful lives are capitalized. Depreciation is recognized ratably over the estimated useful lives of the various classes of assets. Buildings and improvements are depreciated over a period ranging from seven to forty years, equipment is depreciated over a period from three to seven years, and leasehold improvements are depreciated over the shorter of the lease term or the life of the asset. When property or equipment is sold or retired, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheet; resulting gains and losses are included in the Consolidated Statement of Operations in the period of sale or disposal.

Leases

We have lease arrangements related to real estate for funeral service locations that are classified as finance leases at December 31, 2021. Lease terms related to real estate generally range from seven to forty years with options to renew at varying terms. We consider reasonably assured renewal options and fixed escalation provisions in our calculation.

Fair Value of Measurements

We measure the available-for-sale securities held by our funeral services trusts at fair value on a recurring basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We utilize a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

●	Level 1 - Financial assets or liabilities whose values are based on unadjusted quoted prices available in active markets for identical assets or liabilities.

●	Level 2 - Financial assets or liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

●	Level 3 - Financial assets or liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

An asset’s or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fixed income commingled funds and money market funds are measured at net asset value. Fixed income commingled funds and money market funds are redeemable for net asset value with two weeks’ notice and immediately, respectively.

We assess our investments in fixed income instruments for other-than-temporary declines in fair value on a quarterly basis. Prior to our adoption of the new guidance on financial instruments discussed below in “Recently Issued Accounting Pronouncements”, we also assessed our investments in equity instruments for other-than temporary declines in fair value on a quarterly basis. Impairment charges resulting from these assessments are recognized as investment losses in other income (expense), net. These investment losses, if any, are offset by the corresponding reclassification in other income (expense), net, related to deferred receipts held in trust.

Insurance-Funded Pre-Need Contracts

Where permitted by state or provincial law, we may sell a life insurance or annuity policy from third-party insurance companies, for which we earn a commission as general sales agent for the insurance company. These general agency commissions are based on a percentage per contract sold and are recognized as funeral revenue when the insurance purchase transaction between the pre-need purchaser and third-party insurance provider is completed. All selling costs incurred pursuant to the sale of insurance-funded pre-need contracts are expensed as incurred. Pre-need funeral contracts to be funded at maturity by third-party insurance policies totaled approximately $14,990,000 on a consolidated basis at December 31, 2021, however these policies are not recorded as an asset or liability on the consolidated balance sheet.

We do not reflect the unfulfilled insurance-funded pre-need contract amounts in our Consolidated Balance Sheet. The policy amount of the insurance contract between the customer and the third-party insurance company generally equals the amount of the pre-need contract. Where jurisdictions allow, the policyholder may have made a revocable commitment to assign the proceeds from the policy to us at the time of need. The proceeds of the life insurance policies or annuity contracts will be reflected in funeral service and merchandise revenue as we perform these funerals.

Deferred Revenues

Revenues from the sale of services and merchandise as well as any investment income is deferred until such time that the services are performed, and the merchandise is delivered. In addition to amounts deferred on new contracts, investment income, deferred revenues include deferred revenues from pre-need sales that were entered into by entities prior to our company’s acquisition of those entities or the assets of those entities. We provide for a profit margin for these deferred revenues to account for the projected future costs of delivering products and providing services on pre-need contracts that our company acquired through acquisition. These revenues and their associated costs are recognized when the related merchandise is delivered, or services are performed and are presented on a gross basis on the Consolidated Statements of Operations.

Income Taxes

Until January 31, 2020, the Company was a limited liability company and was treated as a partnership for federal and state income tax. Accordingly, no provision for federal income taxes was required since the members reported their proportionate share of company taxable income or loss on their respective income tax returns. Such income or losses were proportionately allocated to the members based upon their ownership interests.

On January 31, 2020, the Company elected to convert its organizational status from a Delaware limited liability company to a Delaware corporation. Effective with the conversion into a corporation, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance on deferred tax assets is established when management considers it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax benefits from an uncertain tax position are only recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Interest and penalties related to unrecognized tax benefits are recorded as incurred as a component of income tax expense. The Company has not recognized any tax benefits from uncertain tax positions for any of the reporting periods presented.

Recent Accounting Pronouncements

In June 2016 and November 2018, the FASB amended “Financial Instruments” to provide financial statement users with more decision-useful information about the expected credit losses on debt instruments and other commitments to extend credit held by a reporting entity at each reporting date. This amendment replaces the incurred loss impairment methodology in the current standard with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to support credit loss estimates. The new guidance is effective for us on January 1, 2023, and we are still evaluating the impact of adoption on our consolidated results of operations, consolidated financial position and cash flows.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases”. The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard also requires a lessor to classify leases as either sales-type, finance or operating. A lease will be treated as a sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as financing. If the lessor doesn’t convey risks and rewards or control, an operating lease results. The new standard is effective for fiscal years beginning after deferred one year to January 1, 2021, including interim periods within those fiscal years. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

We adopted the new guidance on January 1, 2019 using the full retrospective transition method. The modified retrospective transition method included a number of optional practical expedients and accounting policy elections.

1.	We elected a package of practical expedients to not reassess:

a.	whether a contract is or contains a lease (as an accounting policy election, we will not reassess whether arrangements grandfathered under EITF 01-8 are or contain leases),

b.	lease classification, or

c.	initial direct costs.

Our current operating lease portfolio is composed of real estate. Upon adoption of this standard, we recognized a right-of-use asset and liability related to lease arrangements which were originally recorded as capital leases. The adoption of the new standard did not significantly impact our consolidated financial position due to the recognition of the right-of-use asset and liability for our leases as the leases were originally recorded as capital leases.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Item 3. Directors and Officers

The following sets forth information about our directors and executive officers as of the date of this annual report:

Name	Age	Position
Dennis L. Smith	64	Chief Executive Officer, President and Director
Travis J. Brooks	55	Chief Financial Officer
Michael Margolies	63	Director
David DeCarlo	75	Director
Poul LeMasters	51	Director
Paul Rosenberg	57	Director

Dennis L. Smith. Mr. Smith has served as our chief executive officer, president and a member of our board of directors since February 2020 and president and member of the board of directors of our predecessor, PF Management Services, LLC, since April 2017. Mr. Smith has been in the industry for more than 45 years, having held senior management positions at Carriage Services (from 2012 to 2015), SCI (from 1995 to 2012), Gibraltar Mausoleum (from 1987 to 1995), and Stewart Enterprises (from 1981 to 1987). He has demonstrated success in all areas of the death care industry, particularly related to scaling businesses, leading multi-location operations, acquiring and integrating new funeral home businesses, and implementing new systems and processes. Mr. Smith earned his Degree of Mortuary Science from University of Miami Dade.  Mr. Smith’s leadership with Carriage services led to the new development and acquisition of Funeral Homes/Cemeteries and Crematories in multiple states.

Travis J. Brooks. Mr. Brooks has served as our Chief Financial Officer since January 10, 2021. Prior to joining Remembrance Group, Mr. Brooks operated as an outsourced CFO and Controller, providing services to companies throughout the United States, primarily based in South Florida. From 2008 to 2021, Mr. Brooks worked with Liberator Medical Supply as VP of Finance and later as a consultant. During his tenure, Liberator experienced exponential growth from $9.5 million in annual revenue to $81.6 million. Travis worked through financial modeling, investor presentations, and due diligence with the Executive team of Liberator which led to a successful sell of the company to C.R. Bard for $181 million in January 2016. Travis continued working with the new Liberator team to transition the accounting systems and processes to C.R. Bard’s. He continued to lead Liberator’s billing and collections teams until joining Remembrance Group.

Michael Margolies. Mr. Margolies has served as a member of our board of directors since February 2020 and a member of the board of directors of our predecessor, PF Management Services, LLC, since September 2013. Additionally, Mr. Margolies has served as chief executive officer of Littlebanc Advisors, LLC, or Littlebanc, since 2009, where he leverages his extensive expertise and deep professional relationships with many of Wall Street’s most influential professionals to source and finance direct investments. With more than 25 years making principal investments, Mr. Margolies is a respected investment industry veteran. Prior to founding Littlebanc, he founded Avalon Research Group, a highly regarded pioneer of the independent research community. He is also a founding member of Investorside Research Association.

David DeCarlo. Mr. DeCarlo has served as a member of our board of directors since February 2020 and a member of the board of directors of our predecessor, PF Management Services, LLC, since January 2019. Mr. DeCarlo is one of the most accomplished people in the death care industry, having previously joined the board of directors and served as President and Vice Chairman (from 2011 to 2015) of Carriage Services and President at Matthews International (from 1993 to 2005). He brings significant operational and management expertise as well as valuable acquisition sourcing relationships to Remembrance Mr. DeCarlo is now CEO of DeCarlo Solutions Inc. Mr. DeCarlo earned his MBA in Finance, a Masters of Arts in Economics and Statistics and studied towards a Ph.D. in Applied Economics and Finance (all but dissertation) at the Wharton School of Finance and the University of Pennsylvania, as well as a Bachelor of Science degree in Industrial Management from West Virginia University.

Poul LeMasters. Mr. LeMasters has served as a member of our board of directors since February 2020. Poul operates, and is principal of, LeMasters Consulting, located in Cincinnati, Ohio, a consulting business entirely for the deathcare profession. He works with funeral homeowners/funeral directors/embalmers, cemeteries/cemeterains, and cremationists/crematory owners. He assists in areas of legal, compliance, regulatory, litigation, and operational issues. Poul also serves in various roles with national groups such as: Legal Counsel for NCBVA (National Concrete Burial Vault Association), Legal Advisor to CCC (Catholic Cemetery Conference), and General Counsel to ICCFA (International Cemetery, Crematory and Funeral Association).

Paul Rosenberg. Mr. Rosenberg has served as a member of our board of directors since February 2021. Mr. Rosenberg began his professional career in the telecom industry having founded National Telecoin Corp., which he sold in 2007. In addition to his interests in the telecom industry, since 2008, Mr. Rosenberg has been self-employed, in the business of investing in and developing real estate in New Jersey and Pennsylvania as well as on the southeast coast of Florida. Mr. Rosenberg received his bachelor’s degree from Dickinson College, Carlisle, PA in 1986.

Directors and executive officers are elected until their successors are duly elected and qualified. There are no arrangements or understandings known to us pursuant to which any director or executive officer was or is to be selected as a director (or director nominee) or executive officer.

Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries.  The management and control of our company is vested in our board of directors which is responsible for the adoption of policy procedures with respect to the business affairs of our company and the approval of certain major decisions. The current members of our board of directors are Dennis L. Smith, Michael Margolies, David DeCarlo, Poul LeMasters, and Paul Rosenberg.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as described below, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

Summary Compensation Table - Years Ended December 31, 2021 and 2020

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities, during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Option Awards ($)	Total ($)
Dennis L. Smith, Chief Executive Officer and President	2021	382,115	-	382,115
	2020	192,512	-	192,512
Travis J. Brooks, Chief Financial Officer(1)	2021	145,808	-	145,808
	2020	-	-	-
Michael A. Ryan, CPA CMA, Treasurer(2)	2021	-	-	-
	2020	90,150	-	90,150
Derrick P. Husmann, Vice President of Operations	2021	140,871	-	140,871
	2020	120,475	-	120,475

(1)	Mr. Brooks was hired as our Chief Financial Officer on January 10, 2021
(2)	Mr. Ryan resigned as our Treasurer effective August 31, 2020.

Outstanding Equity Awards

On February 3, 2020, we granted Mr. Smith an equity award of 516,305 shares of our restricted common stock of which 25% vests on the one-year anniversary of the grant date and the remaining 75% thereafter vests pro rata on a monthly basis until the fourth anniversary of the grant date of the equity award. On September 21, 2021, the Company’s Board of Directors accelerated the vesting of Mr. Smith’s equity award so that 100% of the 561,305 shares of the restricted common stock were vested.

On February 3, 2020, we granted Mr. Husmann an equity award of 125,007 shares of our restricted common stock of which 25% vests on the one-year anniversary of the grant date and the remaining 75% thereafter vests pro rata on a monthly basis until the fourth anniversary of the grant date of the equity award. On September 21, 2021, the Company’s Board of Directors accelerated the vesting of Mr. Husmann’s equity award so that 100% of the 125,007 shares of the restricted common stock were vested.

On January 10, 2021, we granted Mr. Brooks an equity award of 250,013 shares of our restricted common stock of which 25% vests on the one-year anniversary of the grant date and the remaining 75% thereafter vests pro rata on a monthly basis until the fourth anniversary of the grant date of the equity award. On September 21, 2021, the Company’s Board of Directors accelerated the vesting of Mr. Brooks’ equity award so that 100% of the 250,013 shares of the restricted common stock were vested.

Award grants under our 2020 equity incentive plan are discussed below.

Employment Contracts

On January 1, 2020, we entered into an employment agreement with Dennis L. Smith, pursuant to which Mr. Smith will serve as chief executive officer and president of our company. We agreed to pay Mr. Smith an annual base salary of $175,000. This annual base salary will be increased to $200,000 if we and our wholly owned subsidiaries and operating affiliates collectively generate $1,000,000 of earnings before interest, tax, depreciation, and amortization, or EBITDA, after January 1, 2020 (calculated on a consolidated basis), and such base salary increase will be effective on the first day of the calendar month after the month in which we and our wholly owned subsidiaries and operating affiliates surpass such $1,000,000 threshold. Mr. Smith’s base salary will be reviewed at least annually by our board of directors and may be increased by the board of directors in its discretion; provided, however, that on January 1, 2021 and each January 1 thereafter during Mr. Smith’s employment with us, his annual base salary shall be increased by 5.0%. Mr. Smith is eligible to receive an annual cash bonus in an amount and subject to terms as may be determined by our board of directors in its sole discretion. If this offering is successful, as determined by our board of directors in its sole discretion, we will pay Mr. Smith a one-time cash performance bonus in the amount of $100,000. In addition, we agreed to grant Mr. Smith an award of 516,305 shares of our restricted common stock of which 25% shall vest on the one-year anniversary of Mr. Smith’s employment with us and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of Mr. Smith’s employment with us. Mr. Smith will be entitled to fringe benefits and perquisites consistent with those provided to similarly situated executives of our company and following completion of this offering we will pay Mr. Smith up to $1,000 per month for a vehicle. We also agreed to reimburse Mr. Smith for all reasonable and necessary out-of-pocket business expenses and to entitle Mr. Smith to participate in all Company employee benefit plans and programs on a basis no less favorable than provided to similarly situated Company executives. Mr. Smith is also entitled to vacation days in accordance with Company practice and to be covered by our company’s directors’ and officers’ insurance policies. We have also agreed to obtain a “key person” life insurance policy in the amount of $5,000,000, assuming we determine that we can afford the policy premiums, which shall remain in place for so long as Mr. Smith is employed under his agreement with us and which shall name our company as loss payee with respect to 80% of the policy’s proceeds and Mr. Smith’s estate or other designee with respect to 20% of the policy’s proceeds. The employment agreement contains customary confidentiality provisions and covenants prohibiting Mr. Smith from competing with us or from soliciting any of our employees, consultants or customers within a radius of 75 miles of any business owned or operated by us or by any of our affiliates for a period ending two years after his employment termination. Mr. Smith may, however, purchase or own, as a passive investor, less than five percent (5%) of the stock of a publicly traded corporation engaged in a competitive business. The initial term of the employment agreement is for three years with one-year automatic extensions, unless either party provides 90 days’ prior written notice of its intention not to extend the term for an additional year. The employment agreement may be terminated by either party at any time for any reason, with at least 30 days advance written notice. If Mr. Smith’s employment is terminated for “cause,” as defined in his employment agreement, Mr. Smith shall be entitled to be paid accrued amounts except that he shall forfeit any earned but unpaid annual bonus. If Mr. Smith’s employment is terminated by us without cause, Mr. Smith shall be entitled to receive, in addition to any accrued amounts, one and one-half times his then monthly base salary amount for an additional eighteen (18) months following his termination, assuming certain post-employment conditions are met.

On January 1, 2020, we entered into an employment agreement with Derrick Husmann, pursuant to which Mr. Husmann will serve as vice president, operations of our company. We agreed to pay Mr. Husmann an annual base salary of $110,000. Mr. Husmann’s base salary will be reviewed at least annually by our board of directors and may be increased by the board of directors in its discretion. In addition, we agreed to grant Mr. Husmann an award of 125,007 shares of our restricted common stock of which 25% shall vest on the one-year anniversary of Mr. Husmann’s employment with us and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of Mr. Husmann’s employment with us. We also agreed to reimburse Mr. Husmann for all reasonable and necessary out-of-pocket business expenses and to entitle Mr. Husmann to participate in all Company employee benefit plans and programs on a basis no less favorable than provided to similarly situated Company executives. Mr. Husmann is also entitled to vacation days in accordance with Company practice and to be covered by the Company’s directors’ and officers’ insurance policies. The employment agreement contains customary confidentiality provisions and covenants prohibiting Mr. Husmann from competing with us or from soliciting any of our employees, consultants or customers within the United States for a period ending two years after his employment termination. Mr. Husmann may, however, purchase or own, as a passive investor, less than five percent (5%) of the stock of a publicly traded corporation engaged in a competitive business. The initial term of the employment agreement is for one year with one-year automatic extensions, unless either party provides 90 days’ prior written notice of its intention not to extend the term for an additional year. The employment agreement may be terminated by either party at any time for any reason, with at least 30 days advance written notice. If Mr. Husmann’s employment is terminated for “cause,” as defined in his employment agreement, Mr. Husmann shall be entitled to be paid accrued amounts due him. If Mr. Husmann’s employment is terminated by us without cause, Mr. Husmann shall be entitled to receive, in addition to any accrued amounts, an amount equal to 50% his then base salary amount for an additional six (6) months following his termination, assuming certain post-employment conditions are met.

On January 8, 2021, we entered into an employment agreement with Travis J. Brooks pursuant to which we agreed to pay Mr. Brooks a base salary of $150,000 per year, and he will be eligible for an annual bonus in an amount equal to 20% of his base salary then in effect, based on the Board’s and the Chief Executive Officer’s evaluation of his personal performance for the most recently completed fiscal year (weighted 50%) and the Company’s financial performance for the most recently completed fiscal year (weighted 50%), with each metric measured and determined by the Chief Executive Officer or the Board in his or its sole discretion. In addition, we have agreed to grant Mr. Brooks an award under our 2020 Equity Incentive Plan consisting of 250,013 shares of our restricted common stock, which will vest as follows: 25% on the one-year anniversary of the employment start date and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of the employment start date. Mr. Brooks will also be entitled to paid vacation in accordance with the Company’s vacation policies and, beginning on March 1, 2021, will be eligible to participate in the standard benefits plans offered to similarly situated employees of the Company from time to time, subject to plan terms and our generally applicable policies. Mr. Brooks has been appointed to serve as our Chief Financial Officer for a term of one year, which term shall automatically be extended for successive one-year periods unless his employment is terminated in accordance with the terms of the agreement. Either we or Mr. Brooks may terminate the employment at any time for any reason or for no particular reason, provided that a written notice of such termination must be given by the terminating party to the other party at least 30 days in advance. We may also terminate Mr. Brook’s employment at any time for any reason during an initial 90-day probationary period and may also terminate his agreement for cause, as that term is defined in the agreement.

Director Compensation

Our non-employee directors do not currently receive any compensation for their service, but we may adopt a compensation plan for our directors at a future time.

Management Services Agreement

Effective February 1, 2020, we have entered into a management services agreement with Littlebanc, a Florida limited liability company whose managing member is Michael Margolies, one of our directors and our controlling stockholder. Pursuant to the terms of this management services agreement, Littlebanc will perform the following services for the benefit of our company and our subsidiaries and affiliates, subject to the oversight and supervision of our board of directors:

●	identify, evaluate, manage, perform due diligence on, negotiate, and oversee the acquisitions of target businesses and other assets;

●	evaluate, manage, negotiate, and oversee the disposition of all or any part of our property or assets, including dispositions of all or any part of our affiliates or subsidiaries;

●	identify, structure, negotiate, and obtain bank, institutional, and other sources of debt financing;

●	provide advice in connection with the structuring and negotiation of agreements, contracts, documents, and instruments in the ordinary course of business;

●	review the provision of services by our independent accountants;

●	provide such assistance to our counsel and auditors as may be generally required to properly carry on our business and operations;

●	consult with the independent accountants and legal counsel as may be necessary in connection with Littlebanc’s activities;

●	provide advice in connection with any merger, restructuring, recapitalization, share exchange, combination, or change of control transactions;

●	provide management and financial planning, including advice on utilization of assets and financial, managerial, and operational advice;

●	evaluate the financial and operational performance, including monitoring our business and operations; and

●	provide other general business advice.

We will pay Littlebanc an annual management fee, to be paid on a quarterly basis, in an amount equal to the greater of: (i) $150,000; and (ii) 5.00% of the consolidated EBITDA of our company and our subsidiaries and affiliates for the most recently completed fiscal quarter. If we do not timely pay Littlebanc its management fee when due, we will be required to pay interest at the annual rate of 8% per year on any unpaid fee amounts. The management fee shall be paid quarterly in arrears on or before 15 days after the end of each fiscal quarter, beginning with the first full fiscal quarter after the initial closing of the Company’s Reg. A+ offering of Series A Redeemable Preferred Stock, which occurred in December 2020. As of the filing date of this 1-K, Littlebanc has agreed to temporarily suspend the payment of the quarterly management fees. Additionally, we will reimburse Littlebanc for all costs and expenses it or its affiliates incur in connection with performing their services under the agreement. We have also awarded Littlebanc a restricted stock grant under our 2020 plan in the amount of 1,250,065 shares of our common stock, of which 25% vested on the one-year anniversary of the effective date of the management services agreement and the remaining 75% was fully vested as part of the Company’s Board of Directors decision in September 2021 to accelerate the vesting of all outstanding restricted common stock equity awards. Our agreement with Littlebanc will remain effective until (i) it is either terminated by Littlebanc at any time upon 90 days’ prior written notice to us or (ii) we terminate the agreement at any time if a majority of our board of directors and the holders of a majority of our then outstanding common stock vote to terminate the agreement, neither Michael Margolies nor his designated successor is the managing member of Littlebanc, or there is a final court finding that Littlebanc has materially breached the terms of the agreement or acted with gross negligence, willful misconduct, bad faith, reckless disregard for its duties or fraudulently. We have agreed to indemnify Littlebanc and maintain adequate insurance to support any indemnity obligations, and we will not hold Littlebanc liable for any errors of judgment, mistakes of law or losses suffered by us unless Littlebanc has acted with gross negligence, willful misconduct, bad faith, reckless disregard for its duties or fraudulently.

Outstanding Options

As of the date hereof, under our 2020 equity incentive plan we have issued restricted stock awards for an aggregate of 2,266,397 shares of our common stock, of which 1,016,332 shares were granted to our executive officers and certain employees and 1,250,065 shares were granted to Littlebanc under the terms of our management services agreement with Littlebanc. As of the date hereof, we have 233,734 shares of our common stock remaining that may be issued under our 2020 Equity Incentive Plan.

Our 2020 Equity Incentive Plan

On February 3, 2020, our board of directors and our stockholders approved the Remembrance Group, Inc. 2020 Equity Incentive Plan, or our 2020 plan. The Plan is a stock-based compensation plan that provides for discretionary grants of stock options, stock awards and stock unit awards to key employees, non-employee directors and consultants. The purpose of our 2020 plan is to attract, motivate, and retain directors, employees, and others in a position to affect the financial and operational performance of our company and to recognize contributions made to our company by these persons and to provide them with additional incentive to achieve the objectives of our company. The following is a summary of our 2020 plan.

Administration. Our 2020 plan was administered by our board of directors, unless we establish a committee of the board of directors for this purpose (we refer to the body administering our 2020 plan as the administrator). The administrator will have full authority to select the individuals who will receive awards under our 2020 plan, determine the form and amount of each of the awards to be granted and establish the terms and conditions of awards.

Number of Shares of Common Stock. The number of shares of the common stock that may be issued under our 2020 plan is 2,500,131. Shares issuable under our 2020 plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under our 2020 plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under our 2020 plan. The number of shares of common stock issuable under our 2020 plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of our company or any similar corporate transaction. In each case, the administrator has the discretion to make adjustments it deems necessary to preserve the intended benefits under our 2020 plan. No award granted under our 2020 plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. All employees designated as key employees, including consultants, for purposes of our 2020 plan and all non-employee directors are eligible to receive awards under our 2020 plan.

Awards to Participants. The Plan provides for discretionary awards of stock options, stock awards and stock unit awards to participants. Each award made under our 2020 plan was evidenced by a written award agreement specifying the terms and conditions of the award as determined by the administrator in its sole discretion, consistent with the terms of our 2020 plan.

Stock Options. The administrator has the discretion to grant non-qualified stock options or incentive stock options to participants and to set the terms and conditions applicable to the options, including the type of option, the number of shares subject to the option and the vesting schedule; provided that the exercise price of each stock option will be the fair market value (as defined in the 2020 Plan) of the common stock on the date on which the option is granted, except that the exercise price per share under a non-qualified stock option may be less than 100% of the fair market value of such shares on the date such option is granted provided that, and only if, the board of directors approves a lower price after consideration of the application of Section 409A of the internal revenue code, each option will expire no later than ten years from the date of grant and no dividend equivalents may be paid with respect to stock options. It is intended that stock options qualify as “performance-based compensation” under Section 162(m) of the internal revenue code and thus be fully deductible by us for federal income tax purposes, to the extent permitted by law.

In addition, an incentive stock option granted to a key employee is subject to the following rules: (i) the aggregate fair market value (determined at the time the option is granted) of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a key employee during any calendar year (under all incentive stock option plans of our company and its subsidiaries) cannot exceed $100,000, and if this limitation is exceeded, that portion of the incentive stock option that does not exceed the applicable dollar limit will be an incentive stock option and the remainder will be a non-qualified stock option; (ii) if an incentive stock option is granted to a key employee who owns stock possessing more than 10% of the total combined voting power of all class of stock of our company, the exercise price of the incentive stock option will be 110% of the fair market value of the common stock on the date of grant and the incentive stock option will expire no later than five years from the date of grant; and (iii) no incentive stock option can be granted after ten years from the date our 2020 plan was adopted.

Stock Awards. The administrator has the discretion to grant stock awards to participants. Stock awards will consist of shares of common stock granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the administrator. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any performance-based stock award will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse, and the administrator in its discretion can accumulate and hold such amounts payable on any other stock awards until the restrictions on the stock award lapse.

Stock Units. The administrator has the discretion to grant stock unit awards to participants. Each stock unit entitles the participant to receive, on a specified date or event set forth in the award agreement, one share of common stock or cash equal to the fair market value of one share on such date or event, as provided in the award agreement. The number of stock units awarded to each participant, and the terms and conditions of the award, will be at the discretion of the administrator. Unless otherwise specified in the award agreement, a participant will not be a shareholder with respect to the stock units awarded to him prior to the date they are settled in shares of common stock. The award agreement may provide that until the restrictions on the stock units lapse, the participant will be paid an amount equal to the dividends that would have been paid had the stock units been actual shares; provided that dividend equivalents otherwise payable on any performance-based stock units will be held by us and paid only to the extent the restrictions lapse, and the administrator in its discretion can accumulate and hold such amounts payable on any other stock units until the restrictions on the stock units lapse.

Payment for Stock Options and Withholding Taxes. The administrator may make one or more of the following methods available for payment of any award, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cash received from a broker-dealer to whom the holder has submitted an exercise notice together with irrevocable instructions to deliver promptly to us the amount of sales proceeds from the sale of the shares subject to the award to pay the exercise price or withholding tax; (iii) by directing us to withhold shares of common stock otherwise issuable in connection with the award having a fair market value equal to the amount required to be withheld; and (iv) by delivery of previously acquired shares of common stock that are acceptable to the administrator and that have an aggregate fair market value on the date of exercise equal to the exercise price or withholding tax, or certification of ownership by attestation of such previously acquired shares.

Provisions Relating to a “Change in Control” of our Company. Notwithstanding any other provision of our 2020 plan or any award agreement, in the event of a “Change in Control” of our company, the administrator has the discretion to provide that all outstanding awards will become fully exercisable, all restrictions applicable to all awards will terminate or lapse, and performance goals applicable to any stock awards will be deemed satisfied at the highest target level. In addition, upon such Change in Control, the administrator has sole discretion to provide for the purchase of any outstanding stock option for cash equal to the difference between the exercise price and the then fair market value of the common stock subject to the option had the option been currently exercisable, make such adjustment to any award then outstanding as the administrator deems appropriate to reflect such Change in Control and cause any such award then outstanding to be assumed by the acquiring or surviving corporation after such Change in Control.

Effect of Termination of Employment; Company Repurchase Right. The right to exercise an option (to the extent that it is vested) following termination of a participant’s employment or service with our company will expire thirty (30) days following the termination of employment or service, except (i) to the extent any longer period is permitted under the rules of section 422 of the internal revenue code with respect to a participant’s death or disability, and (ii) if a participant’s employment or service with our company is terminated for cause, as that term is defined in our 2020 plan, then, immediately upon the termination of the participant’s employment or service with us, all vested and unvested awards granted to participant shall be immediately forfeited and automatically terminate. With respect to an award of our restricted common stock, upon a death or disability, all of the shares of restricted common stock subject to an award shall become immediately vested. Upon the termination of a participant’s employment or service with our company for any reason, we will have the right, but not the obligation, until the first anniversary of the termination of the participant’s employment or service to repurchase some or all of the vested shares and/or the vested options from the participant, the participant’s estate (in the case of the participant’s death), or any permitted transferee of such vested shares and/or vested options. When exercising this right, we shall pay the participant an amount per share equal to the lesser of (i) the price per share paid by the participant for such shares and (ii) the lesser of the fair market value of the shares as of the date of termination of the participant’s employment with us and the date we exercise the repurchase right.

Amendment of Award Agreements; Amendment and Termination of our 2020 plan; Term of our 2020 plan. The administrator may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule.

The Board may terminate, suspend or amend our 2020 plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed.

Notwithstanding the foregoing, neither our 2020 plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. (This prohibition on repricing without shareholder approval does not apply in case of an equitable adjustment to the awards to reflect changes in the capital structure of our company or similar events.)

No awards may be granted under our 2020 plan on or after the tenth anniversary of the effective date of our 2020 plan.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth information regarding beneficial ownership of our common as of April 15, 2022 by (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each person who is known by us to beneficially own more than 5% of our common stock. Unless otherwise specified, the address of each of the persons set forth below is in care of our company, 365 5th Ave, Ste 201, Naples, FL 34102.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Dennis L. Smith, chief executive officer, president and director	common stock	1,250,065	10.2%
Travis J. Brooks, chief financial officer	common stock	250,013	2.0%
Michael Margolies(3), director	common stock	9,082,395	74.0%
David DeCarlo, director	common stock	84,432	*
Poul LeMasters, director	-	-	-
Paul Rosenberg(4), director	common stock	2,767,857	18.4%
All officers and directors as a group (6 persons named above)	common stock	13,434,762	89.4%

Troy Centazzo 513 28th Avenue, Venice, CA 90291	common stock	1,200,000	9.8%
David P. Nolan(5) 105 East 80th Street, New York, NY, 10021	common stock	2,439,330	16.1%
Roserem LLC(6) 102 NE 2nd Street, #305, Boca Raton, FL 33432	common stock	2,232,143	15.4%
Davos Partners, LP(7) 105 East 80th Street, New York, NY, 10021	common stock	937,500	7.1%
Davos Fixed Income, LLC(8) 105 East 80th Street, New York, NY, 10021	common stock	630,580	4.9%
David P. Nolan Foundation(9) 105 East 80th Street, New York, NY, 10021	common stock	781,250	6.0%
LB Merchant PFMG(10) 455 NE 5th Ave., D-337 Delray Beach, FL 33483	common stock	3,090,315	25.2%
LB Merchant PFMG-2(11) 455 NE 5th Ave., D-337 Delray Beach, FL 33483	common stock	4,742,015	38.7%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Except as set forth below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the common stock.

(2)	A total of 12,266,919 shares of our common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of April 15, 2022. For each beneficial owner above, any rights to acquire beneficial ownership of our common stock within 60 days have been included in the numerator and the denominator for that beneficial owner individually.

(3)	Consists of 3,090,315 shares of our common stock owned by LB Merchant PFMG, LLC and 4,742,015 shares of our common stock owned by LB Merchant PFMG-2, LLC. As President of LB Merchant PFMG, LLC and LB Merchant PFMG-2, LLC, Mr. Margolies has sole voting and dispositive control over these shares of our common stock and may be deemed to be the beneficial owner of such shares. Mr. Margolies disclaims beneficial ownership of these shares. Includes 1,250,065 shares of common stock granted to Littlebanc Advisors, LLC in 2020 pursuant to a management services agreement. Mr. Margolies is the Managing Member of Littlebanc Advisors, LLC.

(4)	Consists of 428,571 shares of our Convertible Series B Preferred Stock convertible into 428,571 shares of our common stock and exercisable warrants to purchase 107,143 shares of our common stock at an exercise price of $1.12. per share. Includes 1,785,714 shares of our Convertible Series B Preferred Stock owned by Roserem, LLC that are convertible into 1,785,714 shares of our common stock. Includes warrants owned by Roserem, LLC to purchase 446,429 shares of our common stock at an exercise price of $1.12 per share. Mr. Rosenberg has sole voting and dispositive control over the Convertible Series B Preferred Stock and the warrants owned by Roserem, LLC and may be deemed to be the beneficial owner of such shares.

(5)	Includes 750,000 shares of our Convertible Series B Preferred Stock owned by Davos Partners, LP that are convertible into 750,000 shares of our common stock. Includes warrants owned by Davos Partners, LP to purchase 187,500 shares of our common stock at an exercise price of $1.12 per share. Includes 504,464 shares of our Convertible Series B Preferred Stock owned by Davos Fixed Income, LLC that are convertible into 504,464 shares of our common stock. Includes warrants owned by Davos Fixed Income, LLC to purchase 126,116 shares of our common stock at an exercise price of $1.12 per share. Includes 625,000 shares of our Convertible Series B Preferred Stock owned by the David P. Nolan Foundation that are convertible into 625,000 shares of our common stock. Includes warrants owned by the David P. Nolan Foundation to purchase 156,250 shares of our common stock at an exercise price of $1.12 per share. Mr. Nolan has sole voting and dispositive control over the Convertible Series B Preferred Stock and the warrants owned by Davos Partners, LP, Davos Fixed Income, LLC, and the David P. Nolan Foundation and may be deemed to be the beneficial owner of such shares.

(6)	Consists of 1,785,714 shares of our Convertible Series B Preferred Stock owned by Roserem, LLC that are convertible into 1,785,714 shares of our common stock. Includes warrants owned by Roserem, LLC to purchase 446,429 shares of our common stock at an exercise price of $1.12 per share. Mr. Rosenberg has sole voting and dispositive control over the Convertible Series B Preferred Stock and the warrants owned by Roserem, LLC and may be deemed to be the beneficial owner of such shares.

(7)	Includes 750,000 shares of our Convertible Series B Preferred Stock owned by Davos Partners, LP that are convertible into 750,000 shares of our common stock. Includes warrants owned by Davos Partners, LP to purchase 187,500 shares of our common stock at an exercise price of $1.12 per share. Mr. Nolan has sole voting and dispositive control over the Convertible Series B Preferred Stock and the warrants owned by Davos Partners, LP and may be deemed to be the beneficial owner of such shares.

(8)	Includes 504,464 shares of our Convertible Series B Preferred Stock owned by Davos Fixed Income, LLC that are convertible into 504,464 shares of our common stock. Includes warrants owned by Davos Fixed Income, LLC to purchase 126,116 shares of our common stock at an exercise price of $1.12 per share. Mr. Nolan has sole voting and dispositive control over the Convertible Series B Preferred Stock and the warrants owned by Davos Fixed Income, LLC and may be deemed to be the beneficial owner of such shares.

(9)	Includes 625,000 shares of our Convertible Series B Preferred Stock owned by the David P. Nolan Foundation that are convertible into 625,000 shares of our common stock. Includes warrants owned by the David P. Nolan Foundation to purchase 156,250 shares of our common stock at an exercise price of $1.12 per share. Mr. Nolan has sole voting and dispositive control over the Convertible Series B Preferred Stock and the warrants owned by the David P. Nolan Foundation and may be deemed to be the beneficial owner of such shares.

(10)	As President of LB Merchant PFMG, LLC, Mr. Margolies has sole voting and dispositive control over these shares of our common stock and may be deemed to be the beneficial owner of such shares.

(11)	As President of LB Merchant PFMG-2, LLC, Mr. Margolies has sole voting and dispositive control over these shares of our common stock and may be deemed to be the beneficial owner of such shares.

We do not currently have any arrangements which if consummated would result in a change of control of our company.

Item 5. Interest of Management and Others in Certain Transactions

The following includes a summary of transactions since the beginning of our 2020 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Certain shareholders of and investors in our company provide professional services to our company on terms that have not been bargained for at arms’ length and that have not been put on the market for competitive bidding. If an investor chooses to invest in the series A preferred stock, the investor should be prepared to entrust our company to handle these potential conflicts of interest in a fair and ethical manner without further oversight by the investors or any other independent party. For example, our company has contracted and may contract with entities, such as Littlebanc or with its employees or contractors, to provide various consulting or other professional services to our company or its affiliates. Shareholders of and investors in our company are affiliated with these firms and may personally benefit from these arrangements. In evaluating whether to invest in the series A preferred stock, an investor should consider the fact that the financial interests between the entities may be significant and are in addition to the interests of our company, and thus the interests of the parties and that of the investor may not always be aligned.

Effective February 1, 2020, we have entered into a management services agreement with Littlebanc, a Florida limited liability company whose managing member is Michael Margolies. Mr. Margolies is also a director of our company and the controlling stockholder. Pursuant to the terms of this management services agreement, we will pay Littlebanc an annual management fee, to be paid on a quarterly basis, in an amount equal to the greater of: (i) $150,000; and (ii) 5.00% of the consolidated EBITDA of our company and our subsidiaries and affiliates for the most recently completed fiscal quarter. The management fee shall be paid quarterly in arrears on or before 15 days after the end of each fiscal quarter, beginning with the first full fiscal quarter after the initial closing of the Company’s Reg. A+ offering of Series A Redeemable Preferred Stock, which occurred in December 2020. As of the filing date of this 1-K, Littlebanc has agreed to temporarily suspend the payment of the quarterly management fees. Additionally, Littlebanc will be reimbursed for all costs and expenses it or its affiliates incur in connection with performing their services under the agreement. We have also awarded Littlebanc a restricted stock grant under our 2020 plan in the amount of 1,250,065 shares of our common stock, of which 25% vested on the one-year anniversary of the effective date of the management services agreement and the remaining 75% was fully vested as part of the Company’s Board of Directors decision in September 2021 to accelerate the vesting of all outstanding restricted common stock equity awards.

In connection with the ongoing Regulation A offering of our series A redeemable preferred stock, on May 20, 2020, Digital Offering LLC, the managing broker-dealer of this offering, entered into a participating dealer agreement with Wilmington Capital Securities, LLC, or Wilmington, a FINRA member and SEC registered broker dealer. Subject to the terms of its agreement with the managing broker-dealer, Wilmington will participate in this offering as a “Dealer” solicitating persons acceptable to us to participate in the offering and will receive a selling commission in an amount up to 6% of the purchase price of the series A redeemable preferred shares sold by it. This amount may be reduced to a lower rate to the extent the managing broker-dealer negotiates a lower rate with Wilmington. Expenses incurred in the performance of Wilmington’s obligations will not be reimbursed. Michael Margolies, one of our directors, is a registered representative of Wilmington and may receive a portion of any commission payable by us to Wilmington in connection with this offering.

As part of $3 million of Series B Convertible Preferred Stock sold in November 2020, we paid $180,000 to Wilmington Capital Securities, LLC, an SEC registered and FINRA member broker-dealer, that acted as placement agent with respect to the raise. Michael Margolies, one of our directors and our controlling stockholder, is a registered representative of Wilmington.

The Company paid Wilmington $1,250 in September 2021 as part of a $25,000 sale of the Company’s series A redeemable preferred shares.

Item 6. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the last six months of the fiscal year ended December 31, 2021 but was not reported.

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Remembrance Group, Inc.

Naples, Florida

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Remembrance Group, Inc. its wholly-owned subsidiary and affiliates (the “Company”), as of December 31, 2021 and 2020, the related consolidated statements of operations, equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.

/s/ Somerset CPAs, PC

Indianapolis, Indiana

April 29, 2022

REMEMBRANCE GROUP, INC.

Consolidated Balance Sheets

December 31, 2021 and 2020

	2021	2020
Assets
Current assets:
Cash and cash equivalents	$1,724,850	$3,306,673
Restricted cash	61,707	-
Accounts receivable, net	571,801	639,456
Inventories	353,201	260,071
Other current assets	68,189	94,490

Total current assets	2,779,748	4,300,690

Operating lease right-of-use asset	27,135	36,506
Preneed receivables, net and trust investments	1,291,049	1,107,798
Intangible assets	65,902	-
Property and equipment, net	11,677,055	9,282,258

Total Assets	$15,840,889	$14,727,252

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	$903,344	$800,158
Current maturities of long-term debt	752,047	1,020,933
Current maturities of operating lease obligations	7,759	5,771

Total current liabilities	1,663,150	1,826,862

Long-term debt	11,467,429	8,539,661
Finance lease obligations	5,178,543	6,149,821
Deferred receipts held in trust	1,290,359	1,107,698
Accrued preferred dividends	324,214	-
Other long-term liabilities	140,567	483,330

Total liabilities	20,064,263	18,107,372

Commitments and contingencies (Note 9)

Temporary equity:
Redeemable Series A preferred stock, $0.0001 par value; 1,200,000 shares authorized; 137,570 and 86,180 shares issued and outstanding at December 31, 2021 and 2020, respectively	1,391,431	801,474

Equity:
Common stock, $0.0001 par value; 40,000,000 shares authorized; 12,266,919 and 9,850,522 issued and outstanding at December 31, 2021 and 2020, respectively	1,227	985
Convertible Series B preferred stock, $0.0001 par value; 4,500,000 shares authorized; 4,361,606 issued and outstanding at December 31, 2021 and 2020	436	436
Additional paid-in capital	13,882,607	13,881,349
Accumulated deficit	(11,704,151)	(10,269,387)
Noncontrolling interests	(7,794,923)	(7,794,977)

Total deficit	(5,614,804)	(4,181,594)

Total Liabilities and Equity	$15,840,889	$14,727,252

See accompanying notes.

REMEMBRANCE GROUP, INC.

Consolidated Statements of Operations

For the Years Ended December 31, 2021 and 2020

	2021	2020

Revenue
Service revenue	$4,299,054	$4,091,487
Property and merchandise revenue	3,019,471	2,912,669
Other revenue	219,295	350,548

Total revenue	7,537,820	7,354,704

Cost and expenses
Cost of property and merchandise	1,070,986	1,124,722
Cost of service	429,240	317,127
Overhead and other expenses	24,053	72,497

Total costs and expenses	1,524,279	1,514,346

Gross profit	6,013,541	5,840,358

General and administrative expenses	5,633,573	4,589,527
Depreciation and amortization	737,183	659,544

Operating income (loss)	(357,215)	591,287

Other income (expense)
Interest expense	(1,114,932)	(1,268,808)
Other income	434,433	61,420
Gain from termination of management services agreement	163,032	-
Gain from deconsolidation of noncontrolling interest	-	1,279,527

Total other income (expense)	(517,467)	72,139

Net income (loss) before provision for income tax	(874,682)	663,426

Provision for income taxes	-	-

Net income (loss)	(874,682)	663,426
Net income (loss) attributable to noncontrolling interests	54	(954)
Accretion of redeemable Series A preferred stock	(115,849)	-
Preferred stock dividends	(444,179)	(49,294)

Net income (loss) attributable to common shareholders	$(1,434,764)	$615,086

Net income (loss) per common share, basic	$(0.13)	$0.07
Net income (loss) per common share, diluted	$(0.13)	$0.05

Weighted average number of common shares outstanding - basic	10,973,913	9,187,128
Weighted average number of common shares outstanding - diluted	10,973,913	11,410,544

See accompanying notes.

REMEMBRANCE GROUP, INC.

Consolidated Statement of Equity

For the Year Ended December 31, 2020

		Outstanding				Outstanding				Total
	Outstanding	Series A	Total	Outstanding		Series B	Series B	Additional		Stockholders’		Total
	Common	Preferred	Members’	Common	Common	Preferred	Preferred	Paid-in	Accumulated	Equity	Noncontrolling	Equity
	Units	Units	Equity	Stock	Stock	Stock	Stock	Capital	Deficit	(Deficit)	Interest	(Deficit)
Balance at January 1, 2020	2,083,017	5,932,545	$(3,565,716)	-	$-	-	$-	$-	$-	$-	$(7,794,023)	$(11,359,739)
Preferred stock dividends	-	-	(49,294)	-	-	-	-	-	-	-	-	(49,294)
Conversion of accrued Series A preferred unit dividends to common units	1,587,679	-	1,859,014	-	-	-	-	-	-	-	-	1,859,014
Conversion of outstanding Series A preferred units to common units	6,244,651	(5,932,545)	-	-	-	-	-	-	-	-	-	-
Retirement of restricted stock units	(64,825)	-	-	-	-	-	-	-	-	-	-	-
Conversion of common units to common stock	(9,850,522)	-	1,755,996	9,850,522	985	-	-	9,176,786	(10,933,767)	(1,755,996)	-	-
Conversion of outstanding convertible note and accrued interest to Series B preferred stock	-	-	-	-	-	1,683,035	168	1,884,831	-	1,884,999	-	1,884,999
Issuance of Series B preferred stock	-	-	-	-	-	2,678,571	268	2,819,732	-	2,820,000	-	2,820,000
Net income (loss)	-	-	-	-	-	-	-	-	664,380	664,380	(954)	663,426
Balance at December 31, 2020	-	-	$-	9,850,522	$985	4,361,606	$436	$13,881,349	$(10,269,387)	$3,613,383	$(7,794,977)	$(4,181,594)

See accompanying notes.

REMEMBRANCE GROUP, INC.

Consolidated Statement of Equity

For the Year Ended December 31, 2021

			Outstanding				Total
	Outstanding		Series B	Series B	Additional		Stockholders’		Total
	Common	Common	Preferred	Preferred	Paid-in	Accumulated	Equity	Noncontrolling	Equity
	Stock	Stock	Stock	Stock	Capital	Deficit	(Deficit)	Interest	(Deficit)
Balance at January 1, 2021	9,850,522	$985	4,361,606	$436	$13,881,349	$(10,269,387)	$3,613,383	$(7,794,977)	$(4,181,594)
Issuance of common stock from exercise of warrant	150,000	15	-	-	1,485	-	1,500	-	1,500
Vesting of restricted common stock grants	2,266,397	227	-	-	(227)	-	-	-	-
Accretion of redeemable Series A preferred stock	-	-	-	-	-	(115,849)	(115,849)	-	(115,849)
Preferred stock dividends	-	-	-	-	-	(444,179)	(444,179)	-	(444,179)
Net income (loss)						(874,736)	(874,736)	54	(874,682)
Balance at December 31, 2021	12,266,919	$1,227	4,361,606	$436	$13,882,607	$(11,704,151)	$2,180,119	$(7,794,923)	$(5,614,804)

See accompanying notes.

REMEMBRANCE GROUP, INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2021 and 2020

	2021	2020
Cash Flows from Operating Activities
Net income (loss)	$(874,682)	$663,426
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	737,183	659,544
Accretion of finance lease obligations	71,349	37,826
Deferred operating lease expense	4,155	(13,536)
Gain realized on termination of management services agreement	(163,032)	-
Gain realized on disposal of property and equipment	(11,750)	(35,363)
Gain realized on deconsolidation of noncontrolling interest	-	(1,279,527)
Gain realized on forgiveness of debt	(543,586)	(99,408)
Changes and assets and liabilities:
Accounts receivable, net of allowance	67,655	(215,733)
Inventories	(14,441)	27,535
Other current assets	26,301	(22,709)
Accounts payable and accrued and other long-term liabilities	(150,135)	(503,713)
Effect of preneed sales production and maturities:
Preneed receivables, net and trust investments	(183,251)	(26,108)
Deferred receipts held in trust	182,661	22,008
Deferred revenue	(145,184)	(22,060)

Net cash used in operating activities	(996,757)	(803,818)

Cash Flows from Investing Activities
Acquisition, net of cash acquired	(2,224,088)	-
Cash paid for capital expenditures	(374,413)	(393,710)
Proceeds from sales of property and equipment	11,750	40,054

Net cash used in investing activities	(2,586,751)	(353,656)

Cash Flows from Financing Activities
Net proceeds from borrowings on notes payable	2,427,534	1,123,035
Net proceeds from sale of redeemable Series A preferred stock	474,108	801,474
Net proceeds from sale of convertible Series B preferred stock	-	2,820,000
Net proceeds from exercise of warrants to purchase common stock	1,500	-
Net proceeds from refinancing note payable	109,402	-
Net buyout of capital lease obligation	(181,519)	-
Principal payments on long-term debt	(647,668)	(739,461)
Payment of preferred stock dividends	(119,965)	-

Net cash provided by financing activities	2,063,392	4,005,048

Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	(1,520,116)	2,847,574

Cash, Cash Equivalents and Restricted Cash, Beginning of Year	3,306,673	459,099

Cash, Cash Equivalents and Restricted Cash, End of Year	$1,786,557	$3,306,673

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,079,274	$1,349,095

Supplemental schedule of non-cash financing activities:
Conversion of convertible notes and accrued interest into shares of convertible Series B preferred stock	$-	$1,884,999
Conversion of accrued Series A preferred unit dividends to common stock	$-	$1,859,014

See accompanying notes.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Note 1 - Nature of Operations and Summary of Significant Accounting Policies:

Remembrance Group, Inc., previously known as PF Management Services, LLC (the “Company”), is a provider of death care services and products, with funeral service locations operating in the United States. Our funeral operations consist of Funeral Service locations, Crematories, and other related businesses, which enables us to provide services to every consumer regardless of their preferences when death occurs. We sell Funeral/Cemetery property merchandise and services at the time of need and on a pre-need basis.

Our funeral service locations provide all professional services relating to Funerals and Cremations, including the use of funeral facilities and motor vehicles, arranging and directing services, removal, preparation, Cremations, memorialization, and catering. Funeral merchandise, including burial and Cremation caskets and related accessories, urns and other Cremation receptacles, outer burial containers, flowers, online and video tributes, memorial stationery products, memorial tributes, Cremation memorialization products, and other ancillary merchandise is sold at our Funeral service locations.

On February 1, 2020, the Company changed its organizational status from a Delaware limited-liability company to a Delaware corporation. In addition, the Company changed its name from PF Management Services, LLC to Remembrance Group, Inc.

Principles of Consolidation and Basis of Presentation

The Company has three wholly owned subsidiaries which operate three Funeral service locations. The Company also operates six Funeral service locations which are consolidated into our financial statements due to the entities being either majority owned by the Company or are consolidated because we are the primary beneficiary of the affiliated entities. Three of these Funeral service locations are majority owned by the Company and the other three Funeral service locations are either separately owned entities or the Company owns a minority interest. Under the long-term contract and other agreements associated with these Funeral service locations, which are subject to certain termination provisions, the Company is the exclusive operator of these Funeral service locations and earns revenues related to sales of services and merchandise. Upon termination of these agreements, the Company will retain certain benefits related to the contractual agreement. The Company has also recognized the existing customer contract-related performance obligations that it assumed as part of these agreements.

Up until September 30, 2021, the Company also managed three unaffiliated Funeral service locations under long-term contracts and other agreements in which we did not control and were not required to consolidate. As a result, the Company did not consolidate the assets and liabilities related to these Funeral service locations. The Company did earn revenue related to the management services provided to these three unaffiliated Funeral service locations.

Our consolidated financial statements include the accounts of the Company and all subsidiaries in which we hold a controlling financial interest. The subsidiaries are consolidated because they are controlled by us. Control over a subsidiary exists because we possess the power to direct the activities that most significantly impact the subsidiary’s economic performance. The power to direct those activities arises either through us owning a majority voting interest in the subsidiary, or, alternatively, through legal or contractual rights or obligations of us whose terms implicitly or explicitly convey that power. Intercompany balances and transactions have been eliminated in consolidation.

Our consolidated financial statements also include the accounts of the Funeral service trusts in which we have a variable interest and are the primary beneficiary. We have retained the specialized industry accounting principles when consolidating the trusts. Our trusts are variable interest entities, for which we have determined that we are the primary beneficiary as we absorb a majority of the losses and returns associated with these trusts. Although we consolidate the trusts, it does not change the legal relationships among the trusts, us, or our customers. The customers are the legal beneficiaries of these trusts; therefore, their interests in these trusts represent a liability to us.

Use of Estimates in the Preparation of Financial Statements

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. As a result, actual results could differ from these estimates.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments that are purchased within three months or less of an instrument’s maturity date to be cash equivalents.

Restricted Cash

Restricted cash includes cash held in escrow accounts by one of our lenders for the payment of real estate taxes and property insurance associated with two mortgages held by the lender.

Revenue Recognition

The Company’s revenues are derived from contracts with customers through sale and delivery of death care products and services. The primary sources of revenue and deferred revenue are derived from Funeral Home operations generated both at the time of death (“at-need”) and prior to the time of death (“pre-need”), classified on the Consolidated Statements of Operations as Service Revenue and Property and Merchandise Revenue and investment income which includes income earned on assets maintained in service trusts related to sales of Funeral Home services occurring prior to the time of death and required to be maintained in the trust by state law as well as interest earned on pre-need installment contracts. Investment income is presented within Other revenue on the Consolidated Statements of Operations.

Revenue is recognized when control of the merchandise or services is transferred to the customer. Our performance obligations include the delivery of Funeral and Cemetery property, merchandise and services. Control transfers when merchandise is delivered, or services are performed. Sales taxes collected are recognized on a net basis in our consolidated financial statements. On our at-need contracts, we generally deliver the merchandise and perform the services at the time of need.

We also sell price-guaranteed pre-need contracts through various programs providing for future merchandise and services at prices prevailing when the agreements are signed. Revenue associated with sales of pre-need contracts is deferred until control of the merchandise or the services is transferred to the customer, which is upon delivery of the merchandise or as services are performed, generally at the time of need. Revenue is recognized at the time of delivery when control of the memorialization merchandise is transferred.

All personalized marker merchandise is sold on an at-need contract, when delivery is made with manufacturer fulfillment, we will:

●	purchase the merchandise from vendors,

●	personalize such merchandise in accordance with the customer’s specific written instructions,

●	install or deliver the merchandise, based on the customer’s instructions and

●	transfer title to the customer.

We recognize revenue during the period in which it was sold. There is no general right of return for delivered items. Costs related to delivery or performance of merchandise and services are charged to expense when merchandise is delivered, or services are performed.

Total consideration received for price-guaranteed pre-need and for at-need contracts with customers represents the stated amount of the contract excluding any amounts collected on behalf of third parties, such as sales taxes. Additionally, pursuant to state or provincial law, all or a portion of the proceeds from merchandise or services sold on a pre-need basis may be required to be deposited into trust funds. Earnings, which are specifically identifiable for each performance obligation, on these trust funds are also included as part of total consideration.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

The total consideration received for contracts with customers is allocated to each performance obligation based on relative selling price. Relative selling prices are determined by either the amount we sell the performance obligation for on a stand-alone basis or our best estimate of the amount we would sell it for based on an adjusted market assessment approach that is consistent with our historical pricing practices.

Payment on at-need contracts is generally due at the time the merchandise is delivered or the services are performed. For pre-need contracts, payment generally occurs prior to our fulfillment of the performance obligations. Our pre-need contracts may also have extended payment terms. We do not accrue interest on pre-need receivables if they are not paid in accordance with the contractual payment terms given the nature of our merchandise and services, the nature of our contracts with customers, and the timing of the delivery of our services. We do not consider pre-need receivables to be past due until the merchandise or services are required to be delivered at which time the pre-need receivable is paid or reclassified as a trade receivable with payment terms of less than thirty days. For unfulfilled performance obligations on cancelable pre-need contracts, our Consolidated Balance Sheet reflects the net contract liability, which represents the amount we have collected from customers, in deferred revenue, net.

Pursuant to state or provincial law, all or a portion of the proceeds from services sold on a pre-need basis may be required to be deposited into trust funds. When we receive payments from the customer, we deposit the amount required by law into the service trusts and reclassify the corresponding amount from deferred revenue, net into deferred receipts held in trust. Amounts are withdrawn from the service trusts when we fulfill the performance obligations. Earnings on these trust funds, which are specifically identifiable for each performance obligation, are also included in total consideration. We defer these investment earnings related to the service trusts until the associated services are performed.

If a pre-need contract is canceled prior to delivery, state or provincial law determines the amount of the refund owed to the customer, if any, including the amount of the attributed investment earnings. Upon cancellation, we receive the amount of principal deposited to the trust and previously undistributed net investment earnings and, where required, issue a refund to the customer. In addition, we are entitled to retain, in certain jurisdictions, a portion of collected customer payments when a customer cancels a pre-need contract. We recognized these retained funds, if any, and the attributed investment earnings (net of any investment earnings payable to the customer) as revenue in the Consolidated Statement of Operations. In certain jurisdictions, we may be obligated to fund any shortfall if the amount refundable to the customer exceeds the funds in trust.

Accounts Receivable and Allowance for Doubtful Accounts

Our trade receivables primarily consist of amounts due for funeral services already performed. We provide various allowances and cancellation reserves for our receivables. These allowances are based on an analysis of historical trends of collection and cancellation activity. At-need receivables are considered past due after thirty days. Collections are generally managed by the locations or third-party agencies acting on behalf of the locations. The estimated allowances are impacted by a number of factors, including changes in the economy, and demographic or competitive changes in our areas of operation.

Inventories

Funeral merchandise items are stated at the lower of average cost or net realizable value. Inventory costs and Cemetery property are relieved using specific identification in fulfillment of performance obligations on our contracts.

Property and Equipment, Net

Property and equipment are stated at cost or, upon acquisition of a business, at the fair value of the assets acquired and depreciated on a straight-line basis. Maintenance and repairs are charged to expense, whereas renewals and major replacements that extend the assets useful lives are capitalized. Depreciation is recognized ratably over the estimated useful lives of the various classes of assets. Buildings and improvements are depreciated over a period ranging from seven to forty years, equipment is depreciated over a period from three to seven years, and leasehold improvements are depreciated over the shorter of the lease term or the life of the asset. When property or equipment is sold or retired, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheet; resulting gains and losses are included in the Consolidated Statement of Operations in the period of sale or disposal.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Leases

We have lease arrangements related to real estate for our funeral service locations that are classified as finance leases at December 31, 2021 and 2020. Lease terms related to real estate generally range from seven to forty years with options to renew at varying terms. We consider reasonably assured renewal options and fixed escalation provisions in our calculation. For more information related to leases, see Note 7.

Fair Value of Measurements

We measure the available-for-sale securities held by our funeral services trusts at fair value on a recurring basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We utilize a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

●	Level 1	-	Financial assets or liabilities whose values are based on unadjusted quoted prices available in active markets for identical assets or liabilities.

●	Level 2	-	Financial assets or liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

●	Level 3	-	Financial assets or liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

An asset’s or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fixed income commingled funds and money market funds are measured at net asset value. Fixed income commingled funds and money market funds are redeemable for net asset value with two weeks’ notice and immediately, respectively.

We assess our investments in fixed income instruments for other-than-temporary declines in fair value on a quarterly basis. Prior to our adoption of the new guidance on financial instruments discussed below in “Recently Issued Accounting Pronouncements”, we also assessed our investments in equity instruments for other-than temporary declines in fair value on a quarterly basis. Impairment charges resulting from these assessments are recognized as investment losses in Other income (expense), net. These investment losses, if any, are offset by the corresponding reclassification in Other income (expense), net, related to Deferred receipts held in trust. For the years ended December 31, 2021 and 2020, we did not record an impairment charge for other-than-temporary declines in fair value related to certain investments.

Insurance-Funded Pre-Need Contracts

Where permitted by state or provincial law, we may sell a life insurance or annuity policy from third-party insurance companies, for which we earn a commission as general sales agent for the insurance company. These general agency commissions are based on a percentage per contract sold and are recognized as funeral revenue when the insurance purchase transaction between the pre-need purchaser and third-party insurance provider is completed. All selling costs incurred pursuant to the sale of insurance-funded pre-need contracts are expensed as incurred. Pre-need funeral contracts to be funded at maturity by third-party insurance policies totaled approximately $14,990,000 and $11,385,000 on a consolidated basis at December 31, 2021 and 2020, respectively. However, these policies are not recorded as an asset or liability on the consolidated balance sheet.

We do not reflect the unfulfilled insurance-funded pre-need contract amounts in our Consolidated Balance Sheet. The policy amount of the insurance contract between the customer and the third-party insurance company generally equals the amount of the pre-need contract. Where jurisdictions allow, the policyholder may have made a revocable commitment to assign the proceeds from the policy to us at the time of need. The proceeds of the life insurance policies or annuity contracts will be reflected in funeral service and merchandise revenue as we perform these funerals.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Deferred Revenues

Revenues from the sale of services and merchandise as well as any investment income is deferred until such time that the services are performed, and the merchandise is delivered. In addition to amounts deferred on new contracts and investment income, deferred revenues include deferred revenues from pre-need sales that were entered into by entities prior to the Company’s acquisition of those entities or the assets of those entities. The Company provides for a profit margin for these deferred revenues to account for the projected future costs of delivering products and providing services on pre-need contracts that the Company acquired through acquisition. These revenues and their associated costs are recognized when the related merchandise is delivered, or services are performed and are presented on a gross basis on the Consolidated Statements of Operations.

Preferred Stock and Temporary Equity

The Company classifies conditionally redeemable preferred shares, which includes preferred shares subject to redemption upon the occurrence of uncertain events not solely within control of the Company, as temporary equity in the mezzanine section of the consolidated balance sheets, in accordance with the guidance enumerated in FASB ASC No. 480-10 “Distinguishing Liabilities from Equity”. The Company also analyzes any embedded conversion features for bifurcation, based on whether the host instrument has more equity-like or debt-like characteristics. Dividends are recorded as a reduction to retained earnings and issuance costs reduce the initial proceeds and are then accreted over the life of the instrument to the redemption amount.

Income Taxes

Until January 31, 2020, the Company was a limited liability company and was treated as a partnership for federal and state income tax. Accordingly, no provision for federal income taxes was required since the members reported their proportionate share of company taxable income or loss on their respective income tax returns. Such income or losses were proportionately allocated to the members based upon their ownership interests.

On January 31, 2020, the Company elected to convert its organizational status from a Delaware limited liability company to a Delaware corporation. Effective with the conversion into a corporation, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance on deferred tax assets is established when management considers it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax benefits from an uncertain tax position are only recognized if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Interest and penalties related to unrecognized tax benefits are recorded as incurred as a component of income tax expense.

Recently Issued Accounting Pronouncements

In June 2016 and November 2018, the FASB amended “Financial Instruments” to provide financial statement users with more decision-useful information about the expected credit losses on debt instruments and other commitments to extend credit held by a reporting entity at each reporting date. This amendment replaces the incurred loss impairment methodology in the current standard with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to support credit loss estimates. The new guidance is effective for us on January 1, 2023, and we are still evaluating the impact of adoption on our consolidated results of operations, consolidated financial position and cash flows.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases”. The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after a deferred one-year period to January 1, 2021, including interim periods within those fiscal years. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

The Company adopted the new guidance on January 1, 2019 using the full retrospective transition method. The full retrospective transition method includes a number of optional practical expedients and accounting policy elections.

1.	We elected a package of practical expedients to not reassess:

a.	whether a contract is or contains a lease (as an accounting policy election, we did not reassess whether arrangements grandfathered under EITF 01-8 are or contain leases),

b.	lease classification, or

c.	initial direct costs.

Our current lease portfolio is composed of real estate. Upon adoption of this standard, we recognized a right-of-use asset and liability related to lease arrangements which were originally recorded as capital leases. The adoption of the new standard did not significantly impact our consolidated financial position due to the recognition of the right-of-use asset and liability for our leases as the leases were originally recorded as capital leases. The adoption did not have a material impact to our consolidated results of operations or cash flows.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Note 2 - Accounts Receivable, Net of Allowance:

Accounts receivable, net, consisted of the following at December 31, 2021 and 2020:

	2021	2020

Customer receivables	$1,054,210	$1,085,956
Less: provision for bad debt	(482,409)	(446,500)

Accounts receivable, net	$571,801	$639,456

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Note 3 - Preneed Receivables, Net and Trust Investments:

At December 31, 2021 and 2020, the Company’s service trusts consisted of the investment in debt and equity marketable securities and cash equivalents, both directly as well as through mutual and investment funds.

All of these investments are carried at fair value and are subject to the fair value hierarchy. All of these investments are considered either Level 1 or Level 2 assets pursuant to the three-level hierarchy described in Note 1. There were no Level 3 assets.

The service trusts are variable interest entities of which the Company is deemed the primary beneficiary. The assets held in the trusts are required to be used to provide the services to which they relate. If the value of these services falls below the cost of providing such services, the Company may be required to fund this shortfall.

A reconciliation of the Company’s trust activities for the years ended December 31, 2021 and 2020 is presented below:

	2021	2020

Balance - beginning of period	$1,107,798	$2,997,120
Acquired preneed trust accounts	147,938	-
Net preneed contract sales	211,310	259,890
Cash receipts from customers, net	(211,310)	(259,890)
Deposits to trust	211,310	259,890
Net undistributed investment earnings	37,556	14,683
Maturities and distributed earnings	(213,553)	(246,773)
Divestiture of noncontrolling interest	-	(1,917,122)

Balance - end of period	$1,291,049	$1,107,798

The components of Preneed receivables, net and trust investments in our Consolidated Balance Sheets at December 31, 2021 and 2020 were as follows:

	2021	2020

Total investments, at market	$1,143,843	$940,584
Insurance-backed fixed income securities	147,206	167,214

Totals	$1,291,049	$1,107,798

The market value associated with the assets held in the trusts as of December 31, 2021 and 2020 were as follows:

Assets at Fair Value as of December 31, 2021

	Level 1	Level 2	Totals

Fixed income securities	$-	$143,213	$143,213
Common stock	496,165	-	496,165
Preferred stock	-	10,942	10,942
Registered investment companies	455,493	-	455,493
Trust Investments, at fair value	$951,658	154,156	$1,105,814

Cash and cash equivalents			33,789
Alternative investments			4,240
Other insurance-backed fixed income securities			147,206
Trust Investments, at net asset value			185,235

Trust Investments, at market			$1,291,049

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Assets at Fair Value as of December 31, 2020

	Level 1	Level 2	Totals

Common stock	$351,885	$-	$351,885
Preferred stock	-	19,205	19,205
Registered investment companies	527,651	-	556,030
Trust Investments, at fair value	$879,536	$19,205	$898,741

Cash and cash equivalents			37,620
Alternative investments			4,223
Other insurance-backed fixed income securities			167,214
Trust Investments, at net asset value			209,057

Trust Investments, at market			$1,107,798

Note 4 - Property and Equipment:

Property and equipment consisted of the following at December 31, 2021 and 2020:

	2021	2020

Computer equipment	$341,659	$259,516
Furniture and fixtures	1,090,085	1,047,098
Autos and trucks	985,170	800,472
Buildings	5,951,066	3,027,499
Finance lease right of use assets	4,890,000	5,790,000
Land	1,977,607	1,357,580
Leasehold improvements	608,423	520,311

Property and equipment, gross	15,844,010	12,802,476
Less: accumulated depreciation	(4,166,955)	(3,520,218)

Property and equipment, net	$11,677,055	9,282,258

Depreciation expense was $681,150 and $632,282 for the years ended December 31, 2021 and 2020, respectively.

Note 5 - Intangible Assets:

Intangible assets as of December 31, 2021, consist of tradenames in the amount of $65,902 that were acquired in November 2021 as part of the acquisition described below in Note 13 – Acquisition. The tradenames are considered to have an indefinite life and are not subject to amortization. The Company tests for impairment annually during the fourth quarter, which involve estimates and management judgement. The Company did not incur any impairment charges during the year ended December 31, 2021.

In addition to the annual review, the Company assesses the impairment of intangible assets whenever certain events or changes in circumstances indicate that the carrying value may be greater than the fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results and significant negative industry or economic trends. No interim intangible impairment reviews were performed during the year ended December 31, 2021.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Note 6 - Debt:

Total debt consisted of the following at December 31, 2021 and 2020:

	2021	2020
Note payable to banking institution at the prime rate + 2.00% (5.25% at December 31, 2021 and 2020) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures May 2038.	$894,016	$927,532

Note payable to finance company at the interest rate of 4.50% due in monthly installments. The note is secured by the financed equipment. The note matures October 2022.	12,894	27,734

Note payable to banking institution at the prime rate + 2.75% (6.00% at December 31, 2020) due in monthly installments. The note was secured by substantially all assets of the affiliate and the Company. The note was due to mature in December 2038 but was refinanced and paid off with a new note payable in June 2021.	-	1,059,092

Note payable to banking institution at the prime rate + 1.00% (4.25% at December 31, 2021) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures June 2046.	1,146,997	-

Note payable to banking institution at 5.55% interest due in monthly installments. The note is secured by the financed equipment. The note matures September 2022.	4,626	10,499

Note payable to banking institution at 4.00% interest due in monthly installments. The note is secured by the financed equipment. The note matures June 2026.	29,207	-

Note payable to banking institution at the prime rate + 2.75% (6.00% at December 31, 2021 and 2020) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures June 2039.	3,516,196	3,628,810

Note payable to finance company at the interest rate of 5.99% due in monthly installments. The note is secured by the financed equipment. The note matured January 2021.	-	702

Note payable to finance company at the interest rate of 4.44% due in monthly installments. The note is secured by the financed equipment. The note matures July 2022.	7,573	20,102

Note payable to private equity firm at the prime rate + 6.75% (10.00% at December 31, 2021 and 2020) due in monthly installments. The note is secured by substantially all assets of the subsidiary and the Company. The note matures December 2025.	387,114	462,854

Note payable to private equity firm at the prime rate + 3.50% (6.75% at December 31, 2021 and 2020) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures November 2031.	114,356	122,371

Note payable to finance company at the implied interest rate of 7.99% due in monthly installments. The note is secured by the financed equipment. The note matured December 2021.	-	10,600

Note payable to finance company at the implied interest rate of 4.50% due in monthly installments. The note is secured by the financed equipment. The note matures September 2022.	7,742	17,658

Note payable to private equity firm at the prime rate + 6.00% (9.25% at December 31, 2020) due in monthly installments. The note was secured by substantially all assets of the subsidiary and the Company. The note was scheduled to mature in November 2026 but was paid off as part of a lease buyout in March 2021.	-	266,095

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

	2021	2020
Note payable to banking institution at the prime rate + 1.25% (4.50% at December 31, 2021) due in monthly installments. The note is secured by substantially all assets of the affiliate and the Company. The note matures March 2046.	1,093,943	-

Note payable to finance company at the implied interest rate of 4.00% due in monthly installments. The note is secured by the financed equipment. The note matures April 2024.	25,333	-

Note payable to private equity firm at the prime rate + 5.00% (8.25% at December 31, 2021 and 2020) due in monthly installments. The note is secured by substantially all assets of the subsidiary and the Company. The note matures June 2030.	179,207	193,473

Note payable to private equity firm at the prime rate + 6.50% (9.75% at December 31, 2021 and 2020) due in monthly installments. The note is secured by substantially all assets of the affiliate, a related affiliated company and the Company. The note matures August 2026.	322,695	375,381

Note payable to finance company at the implied interest rate of 4.50% due in monthly installments. The note is secured by the financed equipment. The note matures October 2022.	12,894	27,734

Note payable to seller at 3.00% interest due in quarterly installments. The note is unsecured. The note matures December 2022.	59,085	116,431

Interest-only notes payable to mortgage lender at 6.25% interest due in monthly installments. The notes are secured by substantially all the assets of two of our subsidiaries and the Company. The notes mature November 2026.	2,500,000	-

Note payable to investor at 5.50% interest due in monthly installments. The note is secured by the affiliate company’s property. The note matures November 2030.	448,526	481,040

Consulting agreement acquisition obligations to sellers in monthly installments. Agreements matured or mature at various dates from April 2020 through November 2027.	64,630	32,656

Economic Injury Disaster Loans - EIDL loans with a 3.75% interest rate over 30 years with the first payment deferred for 24 months from the date of the loans with interest accrued during deferment. The EIDL loans mature June 2050.	450,000	450,000

In April 2020, the Company received loans pursuant to the Paycheck Protection Program (the “PPP”) as part of the CARES Act. The PPP loans accrue interest at a rate of 1.00% and were originally scheduled to mature in April 2022. In August 2021 and September 2021, $516,498 of the outstanding PPP loan balances were forgiven by the SBA. Monthly payments are due for the unforgiven portion of one of the PPP loans, and the maturity date for the PPP loan was extended to April 2025.	42,793	562,500

Covenant not to compete acquisition obligations to sellers in quarterly installments. Agreements mature at various dates from June 2025 through August 2028.	1,208,437	994,510

	12,528,264	9,787,774
Less current maturities	(752,047)	(1,020,933)
Less loan origination fees, net	(308,788)	(227,180)

Long-term portion	$11,467,429	$8,539,661

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

The aggregate maturities of our long-term debt for the next five years subsequent to December 31, 2021 and thereafter are as follows:

Year Ending December 31
2022	$752,047
2023	690,712
2024	852,313
2025	713,547
2026	2,924,558
2027 and thereafter	6,595,087

$12,528,264

Amortization of debt issuance costs related our debt obligations was $56,033 and $27,261 for the years ended December 31, 2021 and 2020, respectively.

Subordinated Convertible Notes

In March and October 2019, the Company issued $1,100,000 and $500,000, respectively of unsecured Subordinated Convertible Notes pursuant to note purchase agreements. Interest accrued on the principal balance of each Note at a simple rate of 12% per annum. The principal and unpaid accrued interest on each Note then outstanding was due and payable upon demand by the holders of a majority-in-interest of the aggregate principal amount of the Notes on or after the date that was 24 months following the date of the Initial Closing.

In November 2020, the noteholders elected to convert $1,600,000 of Subordinated Convertible Notes and accrued interest of $284,999 into 1,683,035 shares of the Company’s convertible Series B preferred stock at a conversion price of $1.12 per share and warrants to purchase 420,759 shares of the Company’s common stock at an exercise price of $1.12 per share.

Note 7 - Finance Lease Obligations

In 2016 and 2015, the Company entered into noncancelable leases for four of our funeral service locations that expire at various dates with initial lease terms ranging from June 2022 to October 2023.

In March 2021, the Company exercised the lease buyout for one of the four funeral home locations. As part of the lease buyout, the Company purchased the leased property for $1,147,965 and paid off an outstanding promissory note due to the lessor in the amount of $259,054, including principal and interest. The Company entered into a mortgage in the amount of $1,112,000 to finance the majority of the lease buyout and payoff of the promissory note.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

As of December 31, 2021, the three remaining finance lease arrangements had aggregate gross and net asset values of $4.89 million and $4.03 million, respectively. As of December 31, 2020, the four finance lease arrangements had aggregate gross and net asset values of $5.79 million and $5.08 million, respectively. The agreements also provide the Company with renewal options that will extend the expected lease terms through October 2044. Leasehold improvements are amortized over the shorter of the lease term or asset life, which may include renewal periods where the renewal is reasonably assured. The average lease terms and discount rates for our finance leases as of December 31, 2020 are 22.5 years and 9.5%, respectively. The aggregate amount of remaining future minimum lease payments as of December 31, 2021 was as follows:

Year Ending December 31
2022	$544,109
2023	556,880
2024	569,954
2025	583,337
2026	597,038
2027 and thereafter	12,805,813

Total	15,657,131
Less: Interest on finance leases	(10,478,588)

Total principal payable on capital leases	$5,178,543

The three lease agreements contain terms that give the Company the option to purchase the real estate assets. If the Company acquires the real estate from the lessor at the end of initial seven-year term, for two of the lease agreements the price equals the then current year’s rent multiplied by ten (10) and for the remaining agreement, the buyout price for the real estate is the then current annual rent divided by 9.75%. The lease agreements also contain early buyout options with differing buyout terms for years one (1) to four (4) and for years five (5) to seven (7). During years one to four, the Company is required to pay a 6.00% premium in addition to the buyout formula amount and during years five to seven, the premium is 4.00%.

The lessor has required corporate guarantees for the lease obligations and the Company entered into a continuing and unconditional guaranty of payment and performance agreement for the lease obligations.

The Company has other debt obligations outstanding with the lessor that are described in Note 6. The individual financings provided by the lessor are cross collateralized through a cross default/cross collateralization agreement that was executed. If any of the entities that are parties to the lessor’s agreements and provided collateral for those specific financings also serve as collateral for all of the other debt facilities provided by lessor. Additionally, if any of these entities are in default per the terms of the specific loan agreements, the lessor can declare that all of the agreements are in default, with certain exceptions and limiting terms.

Note 8 - Equity

The Company’s ownership interests are represented by common stock and preferred stock. Prior to the conversion from a Delaware limited liability company to a Delaware corporation on January 31, 2020, the Company’s ownership interests consisted of common units and preferred units.

Common Stock

Upon conversion in January 2020 from a Delaware limited liability company to a Delaware corporation, the Company authorized 20,000,000 shares of common stock, par value $0.0001 per share, to be issued. In November 2020, the Company increased the authorized number of shares of the Company’s common stock, $0.0001 par value per share, from 20,000,000 to 40,000,000 shares.

Upon the Company’s conversion from a limited liability company to a corporation on January 31, 2020, 9,850,522 shares of Common Units were converted to 9,850,522 shares of Common Stock.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Holders of the Company’s common stock are entitled to one vote for each share on all matters voted upon by Company stockholders, including the election of directors, and do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of the Company’s preferred stock, the common stockholders are entitled to any dividends that may be declared by the Company’s board. Holders of the Company’s common stock are entitled to share ratably in the net assets upon dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of the Company’s preferred stock then outstanding. Holders of the Company’s common stock have no preemptive rights to purchase shares of stock. The shares of the Company’s common stock are not subject to any redemption provisions. The rights, preferences and privileges of holders of the Company’s common stock will be subject to those of the holders of any shares of the Company’s preferred stock currently outstanding or that may be issued in the future.

As of December 31, 2021 and 2020, there were 12,266,919 and 9,850,522 shares, respectively, of the Company’s common stock issued and outstanding.

Preferred Stock

In March 2020, the Company authorized 5,000,000 shares of Preferred Stock, par value of $0.0001 per share, and designated 1,200,000 shares of the authorized preferred stock as Series A Redeemable Preferred Stock. In November 2020, the Company increased the authorized number of shares of the Company’s preferred stock, $0.0001 par value per share, from 5,000,000 to 10,000,000 shares and designated 4,500,000 shares of the authorized preferred stock as Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock will rank senior to the Series A Preferred Stock with respect to the payment of dividends and amounts payable upon a liquidation of the Company.

Series A Redeemable Preferred Stock

On December 29, 2020, the Company issued 86,180 shares of Series A Redeemable Preferred Stock, par value $0.0001 per share, at a purchase price of $10.00 per share for gross proceeds of $861,800. As part of the transaction, the Company paid $60,326 in commissions to the managing broker-dealer for this offering, reducing the proceeds to $801,474.

In March 2021 and September 2021, the Company issued a total of 51,390 shares of Series A Redeemable Preferred Stock, par value $0.0001 per share, at a purchase price of $10.00 per share for gross proceeds of $513,900. As part of the transactions, the Company paid $39,792 in commissions to the managing broker-dealer for this offering, reducing the proceeds to $474,108.

As of December 31, 2021 and 2020, there were 137,570 and 86,180 shares, respectively, of the Company’s Series A Redeemable Preferred Stock issued and outstanding.

At any time after issuance, the Company shall have the right to elect, out of funds legally available therefor, to redeem all or any portion of the then outstanding shares of Series A Redeemable Preferred Stock for a price per share equal to 150% of the original issue price of $10.00 per share, plus all accrued and unpaid dividends on such share, whether or not declared.

At any time on or after the fifth anniversary from the date the first share of Series A Redeemable Preferred Stock is issued by the Company, any holder of shares of Series A Redeemable Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all (but not less than all) of such holder’s then outstanding shares of Series A Redeemable Preferred Stock redeemed by the Company for a price per share equal to 150% of the original issue price of $10.00 per share, plus all accrued and unpaid dividends on such share, whether or not declared.

The holders of shares of Series A Redeemable Preferred Stock shall have no right to convert all, or any portion of shares of Series A Redeemable Preferred Stock into Common Stock, or any other securities issued or authorized to be issued by the Company.

Cumulative dividends on outstanding shares of Series A Redeemable Preferred Stock shall accrue, whether or not declared by the Company’s Board of Directors and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of 7.00% per annum on the sum of $10.00 per share. The rate at which dividends accrue on a share of Series A Redeemable Preferred Stock shall be increased to 10.00% per annum upon either: (i) the Company’s failure to pay any Series A dividends declared by the Company’s Board of Directors; or (ii) the Company’s failure to redeem that share of Series A Redeemable Preferred Stock in accordance with the redemption terms defined in the Company’s Certificate of Incorporation for the Series A Redeemable Preferred Stock. All accrued and unpaid dividends on the shares of Series A Redeemable Preferred Stock shall be junior to any dividend on any shares of Series B Preferred Stock and prior to and in preference to any dividend on any shares of Common Stock or any other class or series of securities of the Corporation, the terms of which do not expressly provide that such class or series of securities ranks senior to or on parity with the Series A Redeemable Preferred Stock in rights, preferences, or privileges.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

The holders of shares of Series A Redeemable Preferred Stock shall not be entitled to vote with respect to their shares on any matter except as required by the Delaware law. As to all matters for which voting by class or series is specifically required by state law, each outstanding share of Series A Redeemable Preferred Stock shall be entitled to one vote.

Without the prior written consent of the holders of two-thirds of the then outstanding shares of Series A Redeemable Preferred Stock, voting separately as a single class with one vote per share, and any other applicable stockholder approval requirements required by law, the Company shall not take any of the actions as follows:

(a)	other than with respect to the Series B Convertible Preferred Stock, issue, create, or authorize the creation or issuance of, any class or series of capital stock of the Company (or any security convertible into or exercisable for any class or series of capital stock of the Company) that ranks senior to the Series A Redeemable Preferred Stock in rights, preferences, or privileges, including with respect to dividends, liquidation, redemption, or voting;

(b)	increase the number of authorized shares of Senior Securities or authorize the issuance of or issue any shares of Senior Securities; or

(c)	agree or commit to do any of the foregoing.

During the year ended December 31, 2021, the Company accrued $87,350 of dividends for the Series A Redeemable Preferred Stock. In June 2021 and September 2021, the Company declared and paid a total of $58,304 in dividends to holders of the Company’s Series A Redeemable Preferred Stock.

In accordance with FASB ASC No. 480, Series A Redeemable Preferred Stock is not considered mandatorily redeemable as a result of the holders’ option to redeem their Series A Redeemable Preferred Stock after five years from the date of issuance for cash, which is not solely within the control of the Company. Accordingly, the Company has initially classified the Series A Redeemable Preferred Stock as temporary equity on the Company’s Consolidated Balance Sheets at the net proceeds amount of $1,275,582. The Company will accrete the carrying value of the Series A Redeemable Preferred Stock, which includes the issuance costs of $100,119, to the expected redemption amount of $2,063,550 over the period from the date of issuance to the earliest redemption date for the Series A Redeemable Preferred Stock. The accretion of the Series A Redeemable Preferred Stock will be charged to the Company’s retained earnings and deducted from earnings available to common shareholders. During the year ended December 31, 2021, the Company recorded $115,849 of accretion to increase the carrying value of the Company’s Series A Redeemable Preferred Stock to $1,391,431 as of December 31, 2021.

Series B Convertible Preferred Stock

In November 2020, the holders of Subordinated Convertible Notes elected to convert $1,600,000 of outstanding notes and accrued interest of $284,999 into 1,683,035 shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share, at a conversion price of $1.12 per share and warrants to purchase 420,759 shares of the Company’s common stock at an exercise price of $1.12 per share.

In November 2020, the Company issued 2,678,571 shares of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share, at a purchase price of $1.12 per share and warrants to purchase 669,643 shares of the Company’s common stock at an exercise price of $1.12 per share for gross proceeds of $3,000,000. As part of the transactions, the Company paid $180,000 in commissions to a related party (see Related Party Transactions below) broker-dealer that acted as placement agent with respect to this raise, reducing the proceeds to $2,820,000.

The Series B Convertible Preferred Stock will, with respect to rights to receive dividends and to participate in distributions or payments upon liquidation, dissolution or winding up of the Company, rank senior to the Common Stock and the Series A Redeemable Preferred Stock.

Each share of Series B Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the original issue price of the Series B shares plus accrued, but unpaid, dividends thereon by the conversion price in effect at the time of conversion. The conversion price for the Series B Convertible Preferred Stock shall initially be equal to $1.12, which shall be subject to adjustment for any stock splits, stock combinations, stock dividend, recapitalization or similar transaction.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

From and after the date that is six months after the Company issues a share of Series B Convertible Preferred Stock, cumulative dividends on such share shall begin to accrue, whether or not declared by the Company’s Board of Directors and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of 12.00% per annum on the sum of $1.12, the original issue price. One-third (1/3) of the Series B Preferred Dividend (i.e., four percent (4%)) shall be payable in cash on a quarterly basis. The remaining two-thirds (2/3) of the Series B Preferred Dividend (i.e., eight percent (8%)) shall accrue until the Series B Convertible Preferred Stock is converted into Common Stock of the Company and, at such time, shall also be converted into Common Stock of the Company. All accrued dividends on any share of Series B Convertible Preferred Stock to be paid in cash shall be paid only when, as, and if declared by the Board of Directors out of funds legally available therefor, or upon a liquidation or redemption of the share of Series B Convertible Preferred Stock in accordance with the provisions defined in the Company’s Certificate of Incorporation for the Series B Convertible Preferred Stock. To the extent Series B dividends are not paid on a share of Series B Convertible Preferred Stock on March 15, June 15, September 15, and December 15 of each calendar year beginning after the six month anniversary of the Series B date of issuance, all accrued and unpaid dividends on such share of Series B Convertible Preferred Stock shall accumulate and compound on the applicable Series B dividend payment date, whether or not declared by the Company’s Board of Directors, and shall remain accumulated, compounding dividends until paid pursuant hereto. All accrued and unpaid dividends on the shares of Series B Convertible Preferred Stock shall be senior to any dividend on any shares of Series A Redeemable Preferred Stock and prior to and in preference to any dividend on any shares of Common Stock.

The holders of shares of Series B Convertible Preferred Stock shall not be entitled to vote with respect to their shares of Series B Convertible Preferred Stock on any matter except as required by Delaware law; provided, however, that the consent of the holders of a majority of the then outstanding Series B Convertible Preferred Stock shall be required to (a) alter or change adversely the powers, preferences or rights given to the Series B Convertible Preferred Stock; (b) amend this Restated Certificate in any manner that adversely affects any rights of the holder of shares of Series B Convertible Preferred Stock; (c) increase the number of authorized shares of Series B Convertible Preferred Stock; (d) other than the issuance, authorization, or creation of any preferred stock of the Company in connection with any stockholder rights plan that may be adopted by the Company, issue, create, or authorize the creation or issuance of, any class or series of capital stock of the Company (or any security convertible into or exercisable for any class or series of capital stock of the Company) that are Senior Securities; (e) increase the number of authorized shares of Senior Securities or authorize the issuance of or issue any shares of Senior Securities; or (f) agree or commit to do any of the foregoing.

During the year ended December 31, 2021, the Company accrued $356,829 of dividends for the Series B Convertible Preferred Stock. In October 2021, the Company declared and paid $61,661 in dividends to holders of the Company’s Series B Convertible Preferred Stock.

At any time after the last day of the 42nd month following the date of issuance of the first share of Series B Convertible Preferred Stock issued by the Company, the Company shall have the right to elect, out of funds legally available therefor, to redeem all or any portion of the then outstanding shares of Series B Convertible Preferred Stock for a price per share equal to original issue price, $1.12 per share, of each such share of Series B Convertible Preferred Stock, plus all accrued and unpaid dividends on such share, whether or not declared.

Upon the occurrence of any of the following events (each a “Mandatory Conversion Event”) (a) the closing of a Qualified Financing (as defined below), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B Convertible Preferred Stock, then (i) all outstanding shares of Series B Convertible Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate. A “Qualified Financing” shall mean any transaction involving the issuance or sale of Common Stock that would result in at least $20,000,000 in gross proceeds to the Company.

As of December 31, 2021 and 2020, the Company had 4,361,606 shares of Series B Convertible Preferred Stock issued and outstanding.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Common Units and Series A Preferred Units

Prior to the conversion from a Delaware limited liability company to a Delaware corporation on January 31, 2020, the Company’s ownership interests consisted of common units and preferred units.

On January 31, 2020, immediately prior to the Company’s conversion from a limited liability to a corporation, the preferred unit holders elected to convert the outstanding Preferred Units and the accrued and unpaid Series A Preferred Dividends into Common Units. On January 31, 2020, 5,932,545 Preferred Units were converted to 6,244,651 Common Units, and $1,859,014 of accrued and unpaid Series A Preferred Dividends were converted to 1,587,679 Common Units at a conversion price of $1.1709 per share.

Upon the Company’s conversion from a limited liability company to a corporation on January 31, 2020, 9,850,522 shares of Common Units were converted to 9,850,522 shares of Common Stock.

As of December 31, 2021 and 2020, the Company had 0 Common Units issued and outstanding.

As of December 31, 2021 and 2020, the Company had 0 Preferred Units issued and outstanding.

Equity Incentive Plan

On February 3, 2020, the Company approved the 2020 Equity Incentive Plan (the “2020 Plan”). The 2020 Plan is a stock-based compensation plan that provides for discretionary grants of stock options, stock awards and stock unit awards to key employees, non-employee directors and consultants.

The number of shares of the common stock that may be issued under the 2020 Plan is 2,500,131. Shares issuable under our 2020 Plan may be authorized but unissued shares, or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the 2020 Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the 2020 Plan. The number of shares of common stock issuable under the 2020 Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction. In each case, the administrator has the discretion to make adjustments it deems necessary to preserve the intended benefits under the 2020 Plan. No award granted under the 2020 Plan may be transferred, except by will, the laws of descent and distribution. No awards may be granted under our 2020 plan on or after the tenth anniversary of the effective date of our 2020 plan.

During the years ended December 31, 2021 and 2020, the Company granted equity awards to employees and consultants pursuant to the 2020 Plan consisting of 375,020 and 2,141,390 shares, respectively, of restricted Common Stock, par value $0.0001 per share, of which 25% shall vest on the one-year anniversary of the respective grant dates and the remaining 75% shall thereafter vest pro rata on a monthly basis until the fourth anniversary of the respective grant dates of the equity awards.

The Company estimated the fair value of the equity stock awards to be $0 as of the respective grant dates.

During the year ended December 31, 2020, an equity award consisting of 250,013 shares of restricted Common Stock was forfeited upon termination of employment before any of the shares included in the equity award had vested.

In September 2021, the Company’s Board of Directors accelerated the vesting of all outstanding restricted Common Stock equity awards so that 100% of the 2,266,397 shares of the restricted Common Stock were vested.

As of December 31, 2021, there were 2,266,397 shares of our common stock that have been granted pursuant to the 2020 Plan and 233,734 shares available to be issued pursuant to the 2020 Plan.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Warrants

In April 2011, the Company engaged a strategic consultant to raise capital for an affiliate of the Company. As set forth in the agreement, the Company agreed to issue to the strategic consultant, in connection with its services, warrants to purchase 150,000 Common Units at an exercise price of $0.01 per unit. Upon the Company’s conversion from a limited liability company to a corporation in January 2020, the warrants were converted from Common Units to Common Stock based on a 1:1 ratio of Common Units to Common Stock. The warrant was scheduled to expire in April 2021.

In April 2021, the warrant was exercised for 150,000 shares of Common Stock at an exercise price of $0.01, or $1,500.

In November 2020, as part of the issuance of 4,361,606 shares of Series B Convertible Preferred Stock, discussed above in Note 8, the Company issued warrants to purchase 1,090,402 shares of the Company’s common stock at an exercise price of $1.12 per share. The Company estimated the fair value of the warrants to be $0 as of the respective grant dates. The warrants expire in November 2025.

Note 9 - Commitments and Contingencies

Legal

The Company is party to legal proceedings in the ordinary course of its business but does not expect the outcome of any proceedings, individually or in the aggregate, to have a material adverse effect on its financial position, results of operations or cash flows. The Company carries insurance with coverage and coverage limits that it believes to be customary in the funeral home industry. Although there can be no assurance that such insurance will be sufficient to protect the Company against all contingencies, management believes that the insurance protection is reasonable in view of the nature and scope of the operations.

Regulatory

General. Our operations are subject to regulations, supervision and licensing under numerous federal, state and local laws, ordinances and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services and various other aspects of our business. We believe that we comply in all material respects with the provisions of these laws, ordinances and regulations. Legislative bodies and regulatory agencies frequently propose new laws and regulations, some of which could have a material impact on our business. We cannot predict the impact of any future laws and regulations or changes to existing laws and regulations.

Federal Trade Commission. Our funeral home operations are comprehensively regulated by the Federal Trade Commission (“FTC”) under Section 5 of the Federal Trade Commission Act and a trade regulation rule for the funeral industry promulgated thereunder referred to as the “Funeral Rule.” The Funeral Rule defines certain acts or practices as unfair or deceptive and contains certain requirements to prevent these acts or practices. The preventive measures require a funeral provider to give consumers accurate, itemized pricing information and various other disclosures about funeral goods and services and prohibit a funeral provider from: (i) misrepresenting legal, crematory and cemetery requirements; (ii) embalming for a fee without permission; (iii) requiring the purchase of a casket for direct cremation; (iv) requiring consumers to buy certain funeral goods or services as condition for furnishing other funeral goods or services; (v) misrepresenting state and local requirements for an outer burial container; and (vi) representing that funeral goods and services have preservative and protective value. Additionally, the Funeral Rule requires the disclosure of mark-ups, commissions, additional charges and rebates related to cash advance items.

Environmental. Our operations are also subject to stringent federal, regional, state and local laws and regulations relating to environmental protection, including legal requirements governing air emissions, waste management and disposal and wastewater discharges. For instance, the federal Clean Air Act and analogous state laws, which restrict the emission of pollutants from many sources, including crematories, may require us to apply for and obtain air emissions permits, install costly emissions control equipment, and conduct monitoring and reporting tasks.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Also, in the course of our operations, we store and use chemicals and other regulated substances as well as generate wastes that may subject us to strict liability under the federal Resource Conservation and Recovery Act and comparable state laws, which govern the treatment, storage, and disposal of nonhazardous and hazardous wastes, and the federal Comprehensive Environmental Response, Compensation and Liability Act, a remedial statute that imposes cleanup obligations on current and past owners or operators of facilities where hazardous substance releases occurred and anyone who transported or disposed or arranged for the transportation or disposal of hazardous substances released into the environment from such sites. In addition, the Federal Water Pollution Control Act, also known as the federal Clean Water Act, and analogous state laws regulate discharges of pollutants to state and federal waters. Underground and aboveground storage tanks that store chemicals and fuels for vehicle maintenance or general operations are located at certain of our facilities and any spills or releases from those facilities may cause us to incur remedial liabilities under the Clean Water Act or analogous state laws as well as potential liabilities for damages to properties or persons. Failure to comply with environmental laws and regulations could result in the assessment of sanctions, including administrative, civil, and criminal penalties, the imposition of investigatory, remedial and corrective action obligations, delays in permitting or performance of projects and the issuance of injunctions restricting or prohibiting some or all of our activities in affected areas. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damages to property, natural resources or persons. Also, it is possible that implementation of stricter environmental laws and regulations or more stringent enforcement of existing environmental requirements could result in additional, currently unidentifiable costs or liabilities to us, such as requirements to purchase pollution control equipment or implement operational changes or improvements. While we believe we are in substantial compliance with existing environmental laws and regulations, we cannot assure that we will not incur substantial costs in the future.

Worker Health and Safety. We are subject to the requirements of the federal Occupational Safety and Health Act, as amended (“OSHA”), and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations and similar state statutes and regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We believe that we are in substantial compliance with all applicable laws and regulations relating to worker health and safety.

Note 10 - Income Taxes

Until January 31, 2020, the Company was a limited liability company and was treated as a partnership for federal and state income tax. Accordingly, no provision for federal income taxes was required since the members reported their proportionate share of company taxable income or loss on their respective income tax returns. Such income or losses were proportionately allocated to the members based upon their ownership interests.

Effective with the conversion into a corporation on January 31, 2020, income taxes are accounted for under the asset and liability method.

Income tax expense differs from the amounts that would result from applying the federal statutory rate of 21% to the Company’s income before taxes for the years ended December 31, 2021 and 2020, is as follows:

	2021	2020
Computed “expected” income tax expense (benefit)	$(183,683)	$139,361
Non-deductible expenses	4,464	8,020
Tax-exempt income	(114,153)	—
Benefit from the write-off of divested assets	—	(216,497)
Benefit from conversion of accrued preferred dividends to common stock	—	(390,393)
True-up of actual net operating losses	197,062	—
Change in valuation allowance	96,310	459,508
Total income tax expense	$—	$—

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Temporary differences that give rise to the components of deferred tax assets and liabilities as of December 31, 2021 and 2020:

	2021	2020
Deferred tax assets:
Allowance for bad debt	$81,624	$72,523
Amortization and depreciation of assets	846,709	962,229
Net operating loss carry-forwards	880,698	658,042
Deferred tax assets	1,809,031	1,692,794
Less: Valuation allowance	(1,809,031)	(1,692,794)
Net deferred tax assets	$—	$—

Net deferred tax liabilities	$—	$—

Net deferred tax asset (liability)	$—	$—

As of December 31, 2021, the Company had net operating losses of approximately $3.5 million for federal and state income tax purposes that can be carried forward indefinitely until the loss is fully recovered but limited to 80% of taxable income in any one tax period.

As of December 31, 2021, management determined that there should be a 100% valuation allowance against the net deferred tax assets and liabilities of $1,809,031. In assessing the ability to realize a portion of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making the assessment.

The Company has not recognized any tax benefits from uncertain tax positions for any of the reporting periods presented. Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next twelve months due to tax examination changes, settlement activities, expirations of statute of limitations, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months. During the year ended December 31, 2021, no interest or penalties were required to be recognized relating to unrecognized tax benefits.

Note 11 - Basic and Diluted Earnings per Common Share

The following is a reconciliation of the numerator and denominator used in the computation of basic and diluted earnings per share for the years ended December 31, 2021 and 2020:

	2021	2020
Numerator:
Net income (loss) attributable to common shareholders	$(1,434,764)	$615,086

Denominator:
Weighted average shares outstanding – basic	10,973,913	9,187,128
Effect of dilutive securities:
Restricted equity awards	—	1,780,329
Convertible Series B preferred stock	—	443,086
Weighted average shares outstanding – diluted	10,973,913	11,410,544

Net income (loss) per common share, basic	$(0.13)	$0.07
Net income (loss) per common share, diluted	$(0.13)	$0.05

During the fiscal years ended December 31, 2021 and 2020, there were outstanding warrants to purchase 1,240,402 shares of the Company’s common stock that were not included in the calculation of diluted earnings per share because the impact would have been anti-dilutive. In addition, during the fiscal year ended December 31, 2021, there were outstanding Convertible Series B preferred stock that were convertible into 4,361,606 shares of common stock that were not included in the calculation of diluted earnings per share because the impact would have been anti-dilutive.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Note 12 - Related Party Transactions

Effective February 1, 2020, we have entered into a Management Services Agreement with Littlebanc, a Florida limited liability company whose managing member is Michael Margolies. Mr. Margolies is also a director of our company and the controlling stockholder. Pursuant to the terms of this management services agreement, we will pay Littlebanc an annual management fee, to be paid on a quarterly basis, in an amount equal to the greater of: (i) $150,000; and (ii) 5.00% of the consolidated EBITDA of our company and our subsidiaries and affiliates for the most recently completed fiscal quarter. Additionally, Littlebanc will be reimbursed for all costs and expenses it or its affiliates incur in connection with performing their services under the agreement. The Management Fee shall be paid quarterly in arrears on or before 15 days after the end of each fiscal quarter, beginning with the first full fiscal quarter after the initial closing of the Company’s Reg. A+ offering of Series A Redeemable Preferred Stock, which occurred in December 2020. As of the filing date of this 1-K, Littlebanc has agreed to suspend the payment of the quarterly management fees.

As part of the Management Services Agreement, the Company also awarded Littlebanc a restricted stock grant under our 2020 plan in the amount of 1,250,065 shares of our common stock, of which 25% vested on the one-year anniversary of the effective date of the Management Services Agreement and the remaining 75% was fully vested as part of the Company’s Board of Directors decision in September 2021 to accelerate the vesting of all outstanding restricted Common Stock equity awards.

As part of the $3 million of Series B Convertible Preferred Stock sold in November 2020, the Company paid $180,000 to Wilmington Capital Securities, LLC (“Wilmington”), an SEC registered and FINRA member broker-dealer, that acted as placement agent with respect to the raise. Michael Margolies, one of our directors and the controlling stockholder, is a registered representative of Wilmington.

In connection with the ongoing Regulation A offering of our series A redeemable preferred stock, on May 20, 2020, Digital Offering LLC, the managing broker-dealer of this offering, entered into a participating dealer agreement with Wilmington. Subject to the terms of its agreement with the managing broker-dealer, Wilmington will participate in this offering as a “Dealer” solicitating persons acceptable to us to participate in the offering and will receive a selling commission in an amount up to 6% of the purchase price of the series A redeemable preferred shares sold by it. Michael Margolies, one of our directors and the controlling stockholder, is a registered representative of Wilmington and may receive a portion of any commission payable by us to Wilmington in connection with this offering.

The Company paid Wilmington $1,250 in September 2021 as part of a $25,000 sale of the Company’s series A redeemable preferred shares.

Note 13 - Acquisition

In November 2021, the Company acquired substantially all the assets of the Mitchell Hughes Johnson funeral homes in Marion and Herrin, Illinois, and the Blue funeral homes in Marion and Goreville, Illinois. In addition to the acquired funeral home properties and assets, the Company acquired additional peripheral properties as part of the Asset Purchase Agreement (the “APA”), including two residential properties, two asphalt parking lots and two vacant lots near, but separate from, the funeral home properties. The purchase price for the acquired assets was $2,800,000, payable as follows: (a) $2,322,000 payable at closing; (b) $400,000 payable in twenty-four equal quarterly installments for a Covenant Not to Compete Agreement (the “CNC Agreement”) with the previous owner; and (c) $78,000 for a Consulting Agreement with the previous owner payable in twenty-four equal quarterly installments.

The total acquisition consideration paid is equal to the sum of all cash payments and the fair value of the deferred payments due as part of the CNC Agreement and the Consulting Agreement. We estimated the fair value of the deferred payments using the present value of the quarterly payments due pursuant to the CNC Agreement and the Consulting Agreement using an implied interest rate of 6.25%, which is consistent with the Company’s borrowing rate for this acquisition. The following table summarizes the total consideration paid for the acquisition:

Total Consideration
Cash payment	$2,322,000
Present value of deferred payments related to CNC Agreement	331,429
Present value of deferred payments related to Consulting Agreement	64,630
Total consideration	$2,718,059

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

The following table summarizes the allocation of the total consideration paid to the fair value of the net assets acquired as of the date of the acquisition:

Allocation of total consideration paid:
Assets
Buildings	$2,022,000
Land	532,000
Automobiles	125,034
Inventory	78,689
Furniture and fixtures	22,500
Tradenames	65,902
Total assets acquired	2,846,125
Liabilities
Unfunded preneed obligations	(128,066)

Total net assets acquired	$2,718,059

We estimated the fair values of the tradenames and the unfunded preneed obligations acquired using a relief from royalty valuation method and a discounted cash flow valuation method, respectively. The key assumptions used in the estimated valuations included: (a) a discount rate of 10.2%; (b) a royalty rate of 0.35%; (c) projected revenues over the expected life of the trade names; and (d) net cash flow projections over the projected life of the unfunded preneed obligations.

The fair value measurements estimated above are based on significant inputs that are not observable in the market and thus represent Level 3 measurements as defined in Note 1 for Fair Value Measurements.

Disclosure of supplemental pro forma information for revenue and earnings related to the acquired assets, assuming the acquisition was made at the beginning of the earliest period presented, has not been disclosed since the effects of the acquisition would not have been material to the results of operations for the periods presented.

The Company funded the acquisition through two 5-year, interest-only notes payable in the aggregate amount of $2,500,000 at an annual interest rate of 6.25%. The notes are cross collateralized with the acquired funeral home real estate properties, but exclude the peripheral properties acquired as part of the APA. The note matures in November 2026. The Company incurred $136,746 in deferred loan costs, including loan origination fees, legal costs, fees associated with property appraisals, environmental studies and surveys required by the lender, and other loan-related closing costs. The deferred loan costs will be netted against the outstanding note payable and amortized over the life of the loan.

Note 14 - Divestiture of Variable Interest Entity

In February 2020, the Company entered into an agreement to divest the majority of the assets and certain liabilities of one of its funeral home businesses that was not majority owned by the Company to a non-affiliated buyer. As part of the asset purchase agreement, the Company entered into a long-term management services agreement (the “MSA Agreement”) with the buyer to provide management services for the acquired funeral home business and two other funeral home business already owned by the buyers. Since the Company no longer exerts the power to direct the activities that most significantly impact the business entity’s economic performance, this business will no longer be included in the Company’s consolidated financial results.

As part of the asset purchase agreement, the buyer agreed to payoff $3,283,277 of outstanding debt of the divested funeral home entity, assumed an additional $402,769 of outstanding promissory notes owed by the divested funeral home entity and the Company, and assumed all pre-need liabilities of the divested funeral home entity.

As part of the MSA Agreement, the buyer agreed to pay a certain percentage of the revenues generated by the acquired funeral home’s business and the two additional funeral homes owned by the buyer to the Company for a term of three years, with options to renew for an additional term upon acceptance by both parties. The management fee is calculated and payable to the Company on a monthly basis. However, the buyer is not required to pay the first $450,000 of the management fees earned by the Company to offset a portion of the liabilities assumed by the buyer as part of the asset purchase agreement.

Upon deconsolidation of the divested funeral home entity in February 2020, the Company recognized a gain of $1,279,527, which is reflected in the Company’s Consolidated Statement of Operations for the year ended December 31, 2020.

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Note 15 - Consolidation of Variable Interest Entities:

The Company has consolidated three operating business entities during fiscal year 2021 and five operating business entities during fiscal year 2020 which were not majority owned by the Company within the consolidated financial statements. The operating business entities are accounted for as subsidiaries in the consolidated financial statements because the Company has the power to direct the activities that most significantly impact the operating business entities economic performance. Those activities include management oversight, hiring, and strategic decision-making.

The Company has also entered into agreements with the owners of the operating business entities, and as such the owners of those entities granted the Company the right to acquire 100% of the ownership interest of each of the operating business entities upon the election of the Company. In February 2020, one of the consolidated business entities was divested, and in March 2021, the Company exercised the option to acquire 85% of one of the consolidated business entities. The Company may exercise the option at any time for the remaining three operating business entities. As part of the option agreements, the owners of these entities have assigned 100% of their rights to any dividends and distributions generated from these consolidated business entities to the Company.

As discussed in Note 6, the assets of the affiliated companies are pledged as collateral for the related mortgage debt and, consequently, other Company creditors do not have recourse to those assets. Additionally, the mortgage, finance lease obligations and other secured debt is guaranteed by the Company, the Company’s principal members and cross-collateralized by a security interest in the Company’s assets.

There are no assets of the consolidated entities that can only be used to settle obligations of the consolidated entity. In addition, through various creditor and indemnification agreements, there are no liabilities of the consolidated entities for which creditors do not have recourse to the general credit of the Company, the primary beneficiary of the consolidated variable interest entities.

Should the affiliates require additional financial support in the future, it is expected that the Company would provide it due to the common ownership and other arrangements as described above between the Company and the affiliated companies. The Company is currently the sole source of the affiliated company’s financial support.

The consolidated variable interest entities included in the consolidated balance sheets and statements of operations are as follows:

	2021	2020

Consolidated Balance Sheets:
Cash and cash equivalents	$121,068	$50,994
Accounts receivable, net	254,049	380,616
Other current assets	135,226	161,640
Preneed receivables, net and trust investments	558,285	1,046,751
Property and equipment, net	4,849,532	5,670,017
Accounts payable and accrued liabilities	232,434	461,709
Debt and finance lease obligations	7,541,528	9,133,831
Deferred receipts held in trust	558,285	1,046,751
Other long-term liabilities	4,115,279	3,318,984
Noncontrolling interests	(6,529,366)	(6,651,258)

Consolidated Statements of Operations:
Revenue	$3,434,305	$4,558,316
Costs of revenue	722,943	986,835
Operating profit	2,711,362	3,571,481
Operating expenses	3,207,153	3,834,404
Operating income (loss)	(495,791)	(262,923)
Net income (loss)	(870,294)	664,566

REMEMBRANCE GROUP, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

Note 16 - Subsequent Events:

Management has evaluated subsequent events through April 29, 2022, the date the consolidated financial statements were available to be issued.

In January 2022, the Company refinanced its financial lease obligations (see Note 7 above) with the lessor. As part of the lease refinancing, the Company paid off two outstanding promissory notes in the amount of $295,607, including the outstanding principal and accrued interest, and received a credit of $20,339 for the Company’s November 2021 and December 2021 lease and note interest payments, for a net of $275,268. In addition, the lease and note agreements were amended as follows:

●	The three lease agreements were amended to extend the lease term for all three leases to December 2026 with three automatic 5-year renewals unless the lease buyout options are exercised for any of the three amended lease agreements.

●	The current monthly lease payments for the three leased properties were reduced from $45,173 per month to $35,833 per month, a $9,340 reduction per month for the first year of the amended lease arrangements, and the annual increase each year was locked in at 2.5% each year for the 5-year term.

●	The interest rate on two remaining promissory notes was reduced to a fixed rate of 8.5% from variable rates of prime + 6.75%, or 10.0%, on one note and prime + 6.5%, or 9.75%, reducing our current monthly note payments by $491 each month.

●	Increase the purchase price for the three lease buyout options from the current year’s lease payments multiplied by ten (10) or the current annual lease payments divided by 9.75% to the current annual lease payments divided by 7.75%, beginning January 2027 for all three lease agreements. Beginning in the third year, or January 1, 2024, the Company may exercise the option early for the purchase price plus a 4% premium for each of the three amended lease agreements. Beginning in the fourth year, or January 1, 2025, the Company may exercise the option early for the purchase price plus a 2% premium for each f the three amended lease agreements.

Item 8. Exhibits

Exhibit No.	Description
1.1*	Engagement Agreement, dated February 13, 2020, between Remembrance Group, Inc., and Digital Offering LLC
2.1*	Certificate of Incorporation of Remembrance Group, Inc., dated as of January 31, 2020
2.2*	Bylaws of Remembrance Group, Inc., dated as of January 31, 2020
2.4***	Amended and Restated Articles of Incorporation of Remembrance Group, Inc.
3.1*	Secured Promissory Note dated May 31, 2013
3.2*	Secured Promissory Note dated December 12, 2013
3.3*	Secured Promissory Note dated May 16, 2014
3.4*	Secured Promissory Note dated October 29, 2014
3.5*	Form of Convertible Note Purchase Agreement of PF Management Services, LLC, dated March [*], 2019
3.6**	12% Convertible Unsecured Promissory Notes issued by PF Management Services, LLC dated March 18, 2019, March 21, 2019 and October 14, 2019
3.7**	U.S. Small Business Administration Note dated April 12, 2020 issued by Premier Funeral Management Group, LLC to Live Oak Banking Company
3.8**	Form of Underwriter Warrant (Series A Redeemable Preferred Stock Offering)
3.9****	Form of Investor Warrant (Series B Preferred Stock Offering)
3.10	First Amendment to Promissory Note by and between Premier Funeral Management Group V, LLC and PFMG Holdings, L.L.C.
3.11	First Amendment to Promissory Note by and between Premier Funeral Management Services III, LLC and PFMG Holdings, L.L.C.
3.12	Secured Promissory Note dated November 4, 2021 in the principal amount of $1,175,000
3.13	Secured Promissory Note dated November 4, 2021 in the principal amount of $1,325,000
4.1*	Form of Subscription Agreement (Series A Redeemable Preferred Stock Offering)
4.2****	Form of Subscription Agreement (Series B Preferred Stock Offering)
4.2****	Form of Note Conversion Agreement
6.1*	Amended and Restated Option Agreement dated September 24, 2015 by and between PF Management Services, LLC and Premier Funeral Management Group, LLC
6.2*	Amended and Restated Option Agreement dated September 24, 2015 by and between PF Management Services, LLC and Premier Funeral Management Group II, LLC
6.3*	Amended and Restated Option Agreement dated September 24, 2015 by and between PF Management Services, LLC and Premier Funeral Management Group IV, LLC
6.4*	Option Agreement dated September 24, 2015 by and between PF Management Services, LLC and Premier Funeral Management Services III, LLC
6.5*	Option Agreement dated September 23, 2016 by and between PF Management Services, LLC and Premier Funeral Management Group VI, LLC
6.6*	Option Agreement dated September 23, 2016 by and between PF Management Services, LLC and Premier Funeral Management Group VII, LLC
6.7*	Executive Employment Agreement with Dennis L. Smith dated January 1, 2020
6.8*	Executive Employment Agreement with Michael A. Ryan dated January 1, 2020
6.9*	Executive Employment Agreement with Derrick Husmann dated January 1, 2020
6.10*	2020 Equity Incentive Plan of Remembrance Group, Inc.
6.11**	Amended and Restated Management Services Agreement dated as of February 1, 2020 by and between Remembrance Group, Inc. and Littlebanc Advisors LLC
6.12*	Lease Agreement with Option to Purchase dated June 17, 2015 by and between PFMG Holdings, L.L.C. and Premier Funeral Management Services III, LLC
6.13*	Lease Agreement with Option to Purchase dated November 5, 2015 by and between PFMG Holdings, L.L.C. and Premier Funeral Management Group V, LLC
6.14*	Lease Agreement with Option to Purchase dated October 12, 2016 by and between PFMG Holdings, L.L.C. and Premier Funeral Management Group VII, LLC

6.15*	Lease Agreement with Option to Purchase dated November 1, 2016 by and between PFMG Holdings, L.L.C. and Premier Funeral Management Group VI, LLC
6.16*****	Employment Agreement with Travis J. Brooks dated January 10, 2021
6.17	Cross Collateral and Cross Default Agreement of Loan Documentation dated November 4, 2021
6.18	Covenant Not to Compete Agreement dated November 4, 2021
6.19	First Amendment to Lease Agreement with Option to Purchase dated January 1, 2022 by and between PFMG Holdings, L.L.C. and Premier Funeral Management Services III, LLC
6.20	First Amendment to Lease Agreement with Option to Purchase dated January 1, 2022 by and between PFMG Holdings, L.L.C. and Premier Funeral Management Group VI, LLC
6.21	First Amendment to Lease Agreement with Option to Purchase dated January 1, 2022 by and between PFMG Holdings, L.L.C. and Premier Funeral Management Group V, LLC
6.22	Restructure Agreement dated January 1, 2022 by and among PFMG Holdings, L.L.C., Premier Funeral Management Group, LLC, Premier Funeral Management Services III, LLC, Premier Funeral Management Group VI, LLC, Premier Funeral Management Group VI, LLC and Remembrance Group, Inc.
7.1*	Plan of Conversion dated effective as of February 1, 2020
8.1**	Escrow Agreement, dated May 1, 2020, by and among Remembrance Group, Inc., Digital Offering LLC and Wilmington Trust, National Association

*	Filed as an exhibit, as numbered, to the Form 1-A of the Company filed with the Securities and Exchange Commission on March 13, 2020.

**	Filed as an exhibit, as numbered, to the Form 1-A Amendment of the Company filed with the Securities and Exchange Commission on April 27, 2020.

***	Filed as an exhibit, as numbered, to the Form 1-U of the Company filed with the Securities and Exchange Commission on November 25, 2020.

****	Filed as an exhibit, as numbered, to the Form 1-U of the Company filed with the Securities and Exchange Commission on December 4, 2020.

*****	Filed as an exhibit, as numbered, to the Form 1-U of the Company filed with the Securities and Exchange Commission on January 13, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2022	REMEMBRANCE GROUP, INC.

/s/ Dennis L. Smith
	Name:	Dennis L. Smith
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Dennis L. Smith	Chief Executive Officer (Principal Executive Officer),	April 29, 2022
Dennis L. Smith	President and Director

/s/ Travis J. Brooks	Chief Financial Officer (Principal Financial Officer)	April 29, 2022
Travis J. Brooks

/s/ Michael Margolies	Director	April 29, 2022
Michael Margolies

/s/ David DeCarlo	Director	April 29, 2022
David DeCarlo

/s/ Paul Rosenberg	Director	April 29, 2022
Paul Rosenberg

/s/ Poul LeMasters	Director	April 29, 2022
Poul LeMasters